                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-86146

[FELCOR LODGING
  TRUST LOGO]           FELCOR LODGING LIMITED PARTNERSHIP

--------------------------------------------------------------------------------

OFFER TO EXCHANGE
ALL OUTSTANDING 9 1/2% SENIOR NOTES DUE 2008
($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)
FOR REGISTERED 9 1/2% SENIOR NOTES DUE 2008
--------------------------------------------------------------------------------

We are offering to exchange all of our $100 million in outstanding 9 1/2% Senior Notes Due 2008, or Old Notes, for $100 million in registered 9 1/2% Senior Notes Due 2008, or New Notes. The Old Notes and New Notes are collectively referred to as the Notes. The Old Notes were issued on December 3, 2001. The terms of the New Notes are identical to the terms of the Old Notes except that the New Notes are registered under the Securities Act of 1933, as amended, and therefore are freely transferable, subject to certain conditions.

You should consider the following:

- INVESTING IN THE NOTES INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS.

- Our offer to exchange Old Notes for New Notes will be open until 5:00 p.m., New York City time, on May 24, 2002, unless we extend the offer.

- You should also carefully review the procedures for tendering the Old Notes beginning on page 26 of this prospectus.

- If you fail to tender your Old Notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

- A limited public market currently exists for the New Notes. We do not intend to list the New Notes on any securities exchange and, therefore, no active public market is anticipated.

Information about the Notes:

- The Notes will mature on September 15, 2008.

- We will pay interest on the Notes semi-annually on March 15 and September 15 of each year, which began March 15, 2002, at the rate of 9 1/2% per annum.

- We may redeem the Notes on or after September 15, 2004, at certain rates set forth on page 74 of this prospectus.

- We also have the option on or prior to September 15, 2003, to redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of certain equity offerings.

- The Notes are unsecured obligations and rank equally with our existing and future unsecured senior debt.

- The Notes are fully and unconditionally guaranteed on an unsecured senior basis by FelCor Lodging Trust Incorporated and by certain of our subsidiaries.

- If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the Notes from you.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS APRIL 24, 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................   12
The Exchange Offer..........................................   23
Capitalization..............................................   32
Selected Historical and Pro Forma Consolidated Financial
  Information...............................................   33
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   37
Business and Properties.....................................   56
Description of Certain Indebtedness.........................   71
Description of the Notes and Guarantees.....................   73
United States Federal Income Tax Considerations.............  108
Plan of Distribution........................................  108
Legal Matters...............................................  109
Experts.....................................................  109
Unaudited Pro Forma Consolidated Financial Information......  F-1

                                  ------------

     We obtained market data and certain other industry data and forecasts used throughout this prospectus from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources they believe to be reliable, but they do not guarantee the accuracy and completeness of that information. Similarly, while we believe that the internal surveys, industry data and forecasts and market research are reliable, we have not independently verified the data, and make no representation as to the accuracy of the information.
                                  ------------

     This prospectus contains registered trademarks owned or licensed by companies other than us, including, but not limited to, Bristol House(R), Conrad(R), Courtyard by Marriott(R), Crown Sterling Suites(R), Crowne Plaza(R), Disney(R), Doubletree(R), Doubletree Guest Suites(R), Embassy Suites(R), Fairfield Inn(R), Hampton Inn(R), Harvey Hotel(R), Hilton(R), Hilton Suites(R), Holiday Inn(R), Holiday Inn Express(R), Holiday Inn Select(R), Homewood Suites(R) by Hilton, Inter-Continental(R), Marriott(R), Sheraton(R), Sheraton Suites(R), Six Continents(TM), Walt Disney World(R) and Westin(R).

                           FORWARD-LOOKING STATEMENTS

     The information contained in this prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "anticipates," "may," "will," "should," "seeks," "pro forma" or other variations of these terms, including their use in the negative, or by discussions of strategies, plans or intentions. A number of factors could cause results to differ materially from those anticipated by these forward-looking statements. Among these factors are:

     - general economic and lodging industry conditions, including the effects of the terrorist attacks of September 11, 2001, and any subsequent events affecting business or leisure travel;

     - our overall debt levels and our ability to obtain new financing and service debt;

     - our inability to retain earnings;

     - our liquidity and capital expenditures;

     - our growth strategy and acquisition activities;

     - our inability to sell the hotels held for sale at assumed prices; and

     - competitive conditions in the lodging industry.

In addition, these forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. The information contained in this prospectus and in the other documents referenced in this prospectus, including "Risk Factors," identifies important factors that could cause these differences.

                      WHERE YOU CAN FIND MORE INFORMATION

     Both FelCor and FelCor LP file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available to the public from the SEC's web site at "http://www.sec.gov" and are also available from our web site at "http://www.felcor.com." Information contained on our web site should not be considered part of this prospectus. You may also read and copy any document we file with the SEC at the following locations:

    Public Reference Room          New York Regional Office        Chicago Regional Office
    450 Fifth Street, N.W.               233 Broadway                  Citicorp Center
          Room 1024                New York, New York 10279        500 West Madison Street
    Washington, D.C. 20549                                                Suite 1400
                                                                 Chicago, Illinois 60661-2511

     You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of New Notes. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement on Form S-4. You will find additional information about us and the New Notes in the registration statement on Form S-4. All statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed by us with the SEC.

     We "incorporate by reference" into this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. The following documents have been filed with the SEC and they are incorporated herein by reference:

          (1) our Annual Reports on Form 10-K for the fiscal year ended December 31, 2001;

          (2) FelCor's Current Reports on Form 8-K filed with the SEC on March 25 and April 4, 2002; and

          (3) all documents subsequently filed by either FelCor or FelCor LP with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of this exchange offer.

You may request a copy of our filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: Lawrence D. Robinson, Executive Vice President, General Counsel and Secretary, FelCor Lodging Trust Incorporated, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, telephone (972) 444-4900, or by e-mail at information@felcor.com.

                                    SUMMARY

     You should read the following summary together with the more detailed information regarding our company, the exchange offer and the financial statements and notes thereto appearing elsewhere in this prospectus or incorporated herein by reference. Unless the context otherwise requires, the words "we," "our," "ours," "us" and the "Company" refer to FelCor Lodging Trust Incorporated, or FelCor, FelCor Lodging Limited Partnership, or FelCor LP, and their respective subsidiaries, collectively.

FELCOR AND FELCOR LP

     We are one of the nation's largest hotel real estate investment trusts, or REITs, with ownership interests in 183 hotels at December 31, 2001, with nearly 50,000 rooms and suites. As of December 31, 2001, we owned a 100% interest in 150 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels and a 50% interest in separate unconsolidated entities that own 24 hotels. Our hotels are located in the United States (35 states) and Canada, with concentrations in Texas (41 hotels), California (19 hotels), Florida (17 hotels) and Georgia (14 hotels). We own the largest number of Embassy Suites Hotels, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels in the world. Thirteen of our hotels were designated as held for sale at December 31, 2001.

     On May 9, 2001, we entered into a merger agreement with MeriStar Hospitality Corporation, or MeriStar, which owned 113 primarily upscale, full-service hotels. Under the terms of the merger agreement, MeriStar was to have been merged with and into us. Before the merger could be completed, MeriStar and we jointly terminated the merger on September 21, 2001. The decision to terminate the merger resulted from the September 11, 2001, terrorist attacks and their subsequent adverse impact on the financial markets in general and on the lodging industry. As a result of the merger termination in 2001, we recorded expenses aggregating $19.9 million associated with the merger and $5.5 million of merger financing costs.

THE PROPERTIES

     The following table includes descriptive information about our properties as of December 31, 2001:

                                                              NUMBER OF PROPERTIES(1)
                                                              -----------------------
Hilton Brands:
  Embassy Suites Hotels.....................................             59
  Doubletree and Doubletree Guest Suites....................             13
  Hampton Inn...............................................              7
  Hilton and Hilton Suites..................................              1
  Homewood Suites...........................................              1
Six Continents Brands:
  Holiday Inn...............................................             44
  Crowne Plaza and Crowne Plaza Suites......................             18
  Holiday Inn Select........................................             10
  Holiday Inn Express.......................................              5
Starwood Brands:
  Sheraton and Sheraton Suites..............................             10
  Westin....................................................              1
Other Brands................................................             14
                                                                        ---
          Total Hotels......................................            183
                                                                        ===

---------------

(1) Includes 13 hotels designated as held for sale.

BUSINESS STRATEGY

     In the current operating environment, where the lodging industry is experiencing a sharp decline in revenue per available room, or RevPAR, compared to the prior year, we intend to focus on conserving capital, maximizing operating cash flow by actively overseeing the operation of our hotels by our managers, maintaining a strong balance sheet and placing ourselves in the best position possible to take advantage of opportunities that may arise in the future. We have established, and intend to maintain, strong strategic relationships with our brand owners and managers and have successfully demonstrated our ability to apply our asset management expertise to the renovation, redevelopment and rebranding of our hotels.

  Maintenance of Financial Flexibility

     During the challenging economic environment following September 11, 2001, we committed ourselves to conserving capital, maximizing operating cash flow from our hotels, maintaining a strong balance sheet and maintaining the financial flexibility to take advantage of opportunities that may arise in the future. In 2002, we have seen improving revenue trends. In the near term, however, we intend to limit our dividends and distributions to equity holders generally to not more than available cash flow after debt service and maintenance capital expenditures, to suspend the previously authorized repurchase of FelCor common stock and to restrict discretionary capital expenditures. We are in a position to repay our line of credit entirely should the need arise and have scheduled debt maturities of $13 million in 2002 and $35 million in 2003. We intend to continue actively to pursue the sale of the hotels previously designated as held for sale.

  Maintenance of Strong Strategic Relationships

     We benefit from strategic brand owner and manager relationships with Hilton (Embassy Suites Hotels, Hilton and Doubletree), Six Continents Hotels (Crowne Plaza and Holiday Inn) and Starwood (Sheraton and Westin). These relationships enable us to work effectively with our managers to maintain operating margins and maximize operating cash flow from our hotels.

     - Hilton, which acquired Promus Hotel Corporation in 1999, has a hotel system of approximately 1,900 hotels with more than 315,000 guest rooms worldwide, and is now the largest operator of full-service, all-suite hotels in the United States. In addition to its Hilton and Conrad-branded hotels, Hilton also owns the Embassy Suites Hotels, Doubletree and Doubletree Guest Suites brands. Subsidiaries of Hilton managed 71 of our hotels at December 31, 2001. As a result of its acquisition of Promus, Hilton succeeded to Promus' equity interest in us having an aggregate value of approximately $17 million at December 31, 2001, its 50% joint venture interest with us in the ownership of 12 hotels and its 10% equity interest in certain of our consolidated subsidiaries owning six hotels. The relationship with Promus and its Embassy Suites Hotels brand provided the foundation for our initial growth.

     - Six Continents Hotels is the world's largest hotel company. Six Continents Hotels owns, operates or franchises more than 3,200 hotels with more than 500,000 guest rooms in nearly 100 countries around the world. Among the brands owned by Six Continents Hotels are Crowne Plaza, Holiday Inn, Holiday Inn Select, Holiday Inn Express and Inter-Continental. Subsidiaries of Six Continents Hotels, which acquired Bristol Hotels & Resorts in March 2000, managed 89 of our hotels at December 31, 2001. Six Continents Hotels also owns FelCor common stock and FelCor LP units aggregating approximately 16% of our outstanding common stock and units.

     - Starwood is one of the world's largest hotel operating companies. Directly and through subsidiaries, Starwood owns, leases, manages or franchises 750 properties in more than 80 countries. Our strategic alliance with Starwood, coupled with the purchase of seven Sheraton hotels in 1997, provided us with our initial entry into the upscale, full service, non-suite hotel market. Subsidiaries of Starwood managed 11 of our hotels at December 31, 2001, and were a 40% joint venture partner with us in the ownership of two hotels and a 50% joint venture partner with us in the ownership of one hotel.

  Hotel Renovation, Redevelopment and Rebranding

     We expect to continue to differentiate ourselves from many of our competitors by:

     - our success in upgrading, renovating and/or redeveloping our hotels to enhance their competitive position, and, in certain instances, rebranding them to improve their revenue generating capacity; and

     - our ongoing program for the maintenance of our upgraded hotel assets, which generally includes:

      -- contribution of approximately 4% of total annual room and suite revenue to a capital reserve for routine capital replacements and improvements; and

      -- adherence to a rigorous maintenance and repair program, resulting in the expenditure of approximately 4% of annual hotel revenues on maintenance of the hotels.

     We have demonstrated our ability successfully to execute renovations. Our renovation and rebranding of the 18 Crown Sterling Suites hotels, which were acquired during 1996 and 1997, achieved an overall RevPAR increase of 47.7% between 1996 and 2000. The largest single renovation project that we have completed was the Allerton Crowne Plaza hotel in Chicago, which reopened in July 1999, after having been closed for more than a year. This project received numerous awards, including Lodging Hospitality magazine's Year's Best Design competition in two categories, Bass Hotels & Resorts 1999 Newcomer of the Year award, and Chicago's Greater North Michigan Avenue Association 1999 Avenue Enhancement award. During 1998, 1999 and 2000, an aggregate of approximately $550 million in capital improvements and other capital expenditures were made to our hotels, with approximately 3% of total hotel room nights being lost in 1998, 2% in 1999 and 1% in 2000, due to renovations. We believe that our historical capital expenditures should limit the need for future major renovation expenditures. During 2001, we made capital expenditures aggregating approximately $65 million. We currently anticipate 2002 maintenance capital expenditures of between $40 and $50 million, depending upon the pace of the anticipated economic recovery.

CORPORATE STRUCTURE

     The following diagram depicts our general corporate structure and debt outstanding at December 31, 2001 (dollars in millions):

                          [CORPORATE STRUCTURE CHART]

RECENT DEVELOPMENTS

     Since December 31, 2001 we:

     - repaid approximately $10 million under our line of credit; and

     - issued and sold 1,025,800 depositary shares, each representing 1/100th of a share of FelCor's 9% Series B cumulative redeemable preferred stock, for net proceeds of approximately $24 million, used initially for general corporate purposes.

     Our principal and executive offices are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062 and our telephone number is (972) 444-4900.

                               THE EXCHANGE OFFER

     On December 3, 2001, we completed the private offering of $100 million of 9 1/2% Senior Notes Due 2008. We entered into a registration rights agreement with the initial purchasers in the private offering of the Old Notes in which we agreed, among other things, to deliver to you this prospectus and to complete this exchange offer within 180 days of the original issuance of the Old Notes. You are entitled to exchange in this exchange offer Old Notes that you hold for registered New Notes with substantially identical terms. If this exchange offer is not completed on or prior to June 1, 2002, then the interest rate on the Old Notes will increase to 10.0% until it is completed or, under certain circumstances, until a resale registration statement with respect to the Old Notes is declared effective by the SEC. You should read the discussion under the headings "-- Description of New Notes" and "Description of the Notes and Guarantees" for further information regarding the New Notes.

     We believe that the New Notes to be issued in this exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions.

     The following summarizes the terms of the exchange offer. You should read the discussion under the heading "The Exchange Offer" for further information regarding this exchange offer and resale of the New Notes.

Securities to be
Exchanged..................  On December 3, 2001, we issued $100 million in aggregate principal amount of Old Notes to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act. The terms of the New Notes and the Old Notes are substantially identical in all material respects, except that the New Notes will be freely transferable by the holders, except as otherwise provided in this prospectus. See "Description of the Notes and Guarantees."

The Exchange Offer.........  $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes. As of the date of this prospectus, Old Notes representing $100 million aggregate principal amount are outstanding.

                             Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to certain third parties unrelated to us, we believe that New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by their holders other than any holder that is an "affiliate" of FelCor LP, FelCor or certain of their subsidiaries within the meaning of Rule 405 under the Securities Act, or a broker-dealer who purchased Old Notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, if the New Notes are acquired in the ordinary course of the holders' business and the holders have no arrangement with any person to engage in a distribution of New Notes.

                             However, the SEC has not considered this exchange offer through a no-action letter, and we cannot be sure that the staff of the SEC would make a similar determination with respect to this exchange offer. Furthermore, each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage or participate in, a distribution of New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of such New Notes. Broker-dealers who acquired Old Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to resell the Old Notes.

Registration Rights
  Agreement................  FelCor LP sold the Old Notes on December 3, 2001, in a private placement in reliance on Section 4(2) of the Securities Act. The Old Notes were immediately resold by the initial purchasers in reliance on Rule 144A under the Securities Act. In connection with the sale, we entered into a registration rights agreement with the initial purchasers requiring us to make the exchange offer. See "The Exchange Offer -- Purpose and Effect."

Expiration Date............  The exchange offer will expire at 5:00 p.m., New
                             York City time, on May 24, 2002, or a later date and time if we extend it.

Withdrawal.................  Old Notes tendered by you pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any Old Notes not accepted for exchange for any reason will be returned to you, without expense, as soon as practicable after the expiration or termination of the exchange offer.

Interest on the New Notes
  and the Old Notes........  Interest on the New Notes will accrue from March
                             15, 2002, or from the date of the last payment of interest on the Old Notes, whichever is later. No additional interest will be paid on Old Notes tendered and accepted for exchange.

Conditions of the Exchange
  Offer....................  The exchange offer is subject to certain customary conditions, certain of which may be waived by us. See "The Exchange Offer -- Conditions of the Exchange Offer."

Procedures for Tendering
  Old Notes................  Each holder of the Old Notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the Old Notes and any other required documentation, to the exchange agent at the address set forth on page 30. Persons holding the Old Notes through the Depository Trust Company, or DTC, and wishing to accept the exchange offer must do so pursuant to DTC's Automated Tender Offer Program, by which each tendering participant will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, each holder will represent to us that, among other things,

                             - the New Notes acquired pursuant to the exchange
                               offer are being obtained in the ordinary course of business of the person receiving the New Notes,

                             - the holder is not engaging in and does not intend
                               to engage in a distribution of the New Notes,

                             - the holder does not have an arrangement or
                               understanding with any person to participate in the distribution of the New Notes, and

                             - the holder is not an "affiliate," as defined
                               under Rule 405 promulgated under the Securities Act, of FelCor LP, FelCor or any of the subsidiary guarantors.

                             We will accept for exchange any and all Old Notes which are properly tendered, and not withdrawn, in the exchange offer prior to the expiration date. The New Notes will be delivered promptly following the expiration date. See "The Exchange
                             Offer -- Terms of the Exchange Offer."

Exchange Agent.............  SunTrust Bank is serving as exchange agent in connection with the exchange offer.

Federal Income Tax
  Considerations...........  We believe the exchange of Old Notes for New Notes pursuant to the exchange offer will not constitute a sale or an exchange for federal income tax purposes. See "United States Federal Income Tax Considerations."

Effect of Not Tendering....  Old Notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the existing restrictions upon transfer. We will have no further obligation to provide for the registration of the Old Notes under the Securities Act.

                            DESCRIPTION OF NEW NOTES

Issuer.....................  FelCor Lodging Limited Partnership.

Securities Offered.........  $100 million aggregate principal amount of 9 1/2%
                             Senior Notes Due 2008.

Maturity...................  September 15, 2008.

Interest...................  Interest will be payable in cash on March 15 and
                             September 15 of each year, beginning September 15, 2002.

Optional Redemption........  We cannot redeem the New Notes until September 15,
                             2004, except as described below in connection with certain equity offerings. At any time on or after September 15, 2004, we may redeem some or all of the New Notes at the redemption prices listed under the heading "Description of the Notes and Guarantees -- Optional Redemption," plus accrued and unpaid interest.

Optional Redemption
  After Equity Offerings...  At any time on or prior to September 15, 2003, we may elect to redeem up to 35% of the outstanding Notes, including New Notes, with funds that we raise in one or more equity offerings, as long as:

                             - we pay 109.5% of the face amount of the Notes,
                               plus interest;

                             - we redeem the Notes within 90 days of completing
                               the equity offering; and

                             - at least 65% of the aggregate principal amount of
                               the Notes remains outstanding afterwards.

Change of Control..........  Upon a change of control, we will be required to make an offer to purchase the New Notes at 101% of the principal amount plus accrued and unpaid interest. We may not have sufficient funds available at the time of any change of control to effect the purchase.

Guarantees.................  The New Notes will be unconditionally guaranteed on an unsecured senior basis by FelCor and by certain wholly-owned subsidiaries that are obligors on other senior debt of FelCor or FelCor LP.

Ranking....................  The New Notes will be unsecured and will rank equally with all of our existing and future unsecured senior debt. The New Notes will be effectively subordinated to all of our and our consolidated subsidiaries' secured debt and to all other debt of our non-guarantor subsidiaries. At December 31, 2001, we and our consolidated subsidiaries had approximately $696 million of secured debt, all of which was mortgage and capitalized lease debt and effectively senior to the New Notes to the extent of the value of the underlying assets. At December 31, 2001, our non-guarantor subsidiaries had no other debt.

Certain Other Covenants....  The indenture governing the New Notes restricts our ability and the ability of our restricted subsidiaries to:

                             - incur additional debt;

                             - incur additional secured debt and subsidiary
                               debt;

                             - make certain distributions, investments and other
                               restricted payments;

                             - limit the ability of restricted subsidiaries to
                               make payments to us;

                             - issue or sell stock of restricted subsidiaries;

                             - enter into transactions with affiliates;

                             - create liens;

                             - sell assets;

                             - enter into certain sale-leaseback transactions;
                               and

                             - with respect to FelCor LP and FelCor,
                               consolidate, merge or sell all or substantially all of their assets.

                             These covenants are subject to a number of important limitations and exceptions.

Ratings Downgrade..........  Upon the occurrence of, and during the continuance of, a ratings downgrade, as defined, the New Notes will bear yearly interest at a rate equal to 10%. See "Description of the Notes and Guarantees -- Certain Definitions -- Ratings Downgrade."

Fall-Away Covenants........  Under the indenture governing the Notes, in the event, and only for as long as, the Notes are rated investment grade and no default or event of default has occurred and is continuing, many of the covenants described above will not be applicable to FelCor, FelCor LP and their restricted subsidiaries.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 12 BEFORE INVESTING IN THE NEW NOTES.

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following tables set forth summary historical and pro forma consolidated financial information for FelCor LP and FelCor. The summary historical information is presented as of and for the years ended December 31, 1999, 2000 and 2001. We derived the summary historical financial information for the years ended December 31, 1999, 2000 and 2001 from our consolidated financial statements and the notes thereto, audited by PricewaterhouseCoopers LLP, independent accountants. Certain reclassifications have been made to previously reported amounts to conform to current year presentation with no effect to previously reported net income, stockholders' equity or partners' capital. The summary unaudited pro forma financial information for the year ended December 31, 2001 is presented for illustrative purposes only and is not necessarily indicative of what our actual results of operations would have been had the transactions described below been consummated on the date indicated.

     The summary unaudited pro forma statement of operations and other data is presented as if the following occurred on January 1, 2001: (i) our acquisition of 88 hotel leases held by Six Continents Hotels on July 1, 2001; and (ii) the completion of the offering of the Old Notes and the application of the net proceeds to repay borrowings under our line of credit. These pro forma assumptions differ from those applicable to the pro forma information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" was prepared solely to facilitate the comparison of our results of operations for 2000 and 2001.

     You should read the following in conjunction with "Selected Historical and Pro Forma Consolidated Financial Information," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes to consolidated financial statements included elsewhere in this prospectus or incorporated by reference.

FELCOR LODGING LIMITED PARTNERSHIP

                                                                                                      PRO FORMA
                                                                             ACTUAL                  (UNAUDITED)
                                                              ------------------------------------   ------------
                                                                    YEAR ENDED DECEMBER 31,           YEAR ENDED
                                                              ------------------------------------   DECEMBER 31,
                                                                 1999       2000(1)      2001(2)       2001(3)
                                                              ----------   ----------   ----------   ------------
                                                               (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues..............................................  $  493,087   $  593,964   $1,200,971    $1,442,974
Net income (loss)...........................................  $  135,776   $   66,391   $  (50,144)   $  (48,230)
Net income (loss) applicable to unitholders.................  $  111,041   $   41,709   $  (74,744)   $  (72,830)
OTHER DATA:
Funds From Operations(4)....................................  $  286,895   $  288,636   $  183,657    $  184,301
EBITDA(5)...................................................  $  432,689   $  470,861   $  369,591    $  373,053
Ratio of earnings to fixed charges(6).......................        2.1x         1.5x         0.7x          0.7x
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets................................................  $4,255,751   $4,103,603   $4,088,929
Total debt, net of discount.................................  $1,833,954   $1,838,241   $1,938,408

FELCOR LODGING TRUST INCORPORATED

                                                                                                      PRO FORMA
                                                                             ACTUAL                  (UNAUDITED)
                                                              ------------------------------------   ------------
                                                                    YEAR ENDED DECEMBER 31,           YEAR ENDED
                                                              ------------------------------------   DECEMBER 31,
                                                                 1999       2000(1)      2001(2)       2001(3)
                                                              ----------   ----------   ----------   ------------
                                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Total revenues..............................................  $  493,087   $  539,964   $1,200,971    $1,442,974
Net income (loss)...........................................  $  131,080   $   61,699   $  (39,276)   $  (37,456)
Net income (loss) applicable to common shareholders.........  $  106,345   $   37,017   $  (63,876)   $  (62,056)
OTHER DATA:
Funds From Operations(4)....................................  $  286,895   $  288,636   $  183,657    $  184,301
EBITDA(5)...................................................  $  432,689   $  470,861   $  369,591    $  373,053
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets................................................  $4,255,751   $4,103,603   $4,088,929
Total debt, net of discount.................................  $1,833,954   $1,838,241   $1,938,408

------------

(1) In the second quarter of 2000, we recorded a $63 million loss related to the decision to sell certain non-strategic hotel assets, which is reflected in the income statements presented for the period.

(2) Includes revenues and expenses with respect to 96 hotels that were leased to either DJONT or subsidiaries of Six Continents Hotels prior to January 1, 2001 and 88 hotels that were leased to Six Continents Hotels prior to July 1, 2001. Prior to the acquisition of these leases, these hotels' revenues were comprised mainly of percentage lease revenues. Additionally, for the year ended December 31, 2001, we recorded approximately $78 million of non-recurring expenses made up of lease termination costs of $37 million, merger termination costs of $20 million, merger related financing costs of $6 million, swap termination expense of $7 million, loss on hotels held for sale of $7 million, $1 million of extraordinary loss from the write-off of deferred loan costs and abandoned project write-off of $1 million.

(3) Net income (loss) on a pro forma basis is presented before extraordinary items, and includes $78 million of non-recurring expenses incurred for the year ended December 31, 2001.

(4) We consider Funds From Operations to be a key measure of a REIT's performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity.

    The White Paper on Funds From Operations approved by the Board of Governors of NAREIT defines Funds From Operations as net income or loss (computed in accordance with GAAP), excluding gains or losses from debt restructuring which would be extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute Funds From Operations in accordance with standards established by NAREIT, except that we add back the loss on hotels held for sale, lease termination costs, merger termination costs, non-recurring merger financing costs, loss on hotels held for sale, abandoned projects and swap termination expense to derive Funds From Operations. This may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust Funds From Operations for the loss on hotels held for sale, lease termination costs, merger termination costs, non-recurring merger financing costs, loss on hotels held for sale, abandoned projects and swap termination expense. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. Funds From Operations may include funds that may not be available for our management's discretionary use due to requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties.

    The computation of Funds From Operations for FelCor LP and FelCor yields the same result. The following table details the computation of Funds From Operations for FelCor LP.

                                                                                               PRO FORMA
                                                                         ACTUAL               (UNAUDITED)
                                                             ------------------------------   ------------
                                                                YEAR ENDED DECEMBER 31,        YEAR ENDED
                                                             ------------------------------   DECEMBER 31,
                                                               1999       2000       2001         2001
                                                             --------   --------   --------   ------------
                                                                            (IN THOUSANDS)
Net income (loss)..........................................  $135,776   $ 66,391   $(50,144)    $(48,230)
Lease termination costs....................................                          36,604       36,604
Swap termination expense...................................                           7,049        7,049
Merger costs:
  Termination costs........................................                          19,919       19,919
  Financing costs..........................................                           5,486        5,486
Gain on sale...............................................               (2,595)        --
Loss on hotels held for sale...............................               63,000      7,000        7,000
Abandoned projects.........................................                             837          837
Series B redeemable preferred distributions................   (12,937)   (12,937)   (12,937)     (12,937)
Extraordinary charge from write-off of deferred financing
  fees.....................................................     1,113      3,865      1,270
Depreciation...............................................   152,948    160,745    157,692      157,692
Depreciation from unconsolidated entities..................     9,995     10,167     10,881       10,881
                                                             --------   --------   --------     --------
Funds From Operations......................................  $286,895   $288,636   $183,657     $184,301
                                                             ========   ========   ========     ========
Weighted average units outstanding(a)......................    75,251     67,239     66,675       66,675

     -----------------

     (a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units to common units.

(5) EBITDA is computed by adding Funds From Operations, interest expense, our portion of interest expense from unconsolidated entities, amortization expense, and our Series B redeemable preferred distributions. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. EBITDA as presented by us may not be comparable to other similarly titled measures used by other companies. The computation of EBITDA for FelCor LP and FelCor yields the same result. A reconciliation of Funds From Operations to EBITDA for FelCor LP is as follows:

                                                                                               PRO FORMA
                                                                         ACTUAL               (UNAUDITED)
                                                             ------------------------------   ------------
                                                                YEAR ENDED DECEMBER 31,        YEAR ENDED
                                                             ------------------------------   DECEMBER 31,
                                                               1999       2000       2001         2001
                                                             --------   --------   --------   ------------
                                                                            (IN THOUSANDS)
Funds From Operations.....................................   $286,895   $288,636   $183,657     $184,301
Interest expense..........................................    125,435    158,620    161,226      164,044
Interest expense from unconsolidated entities.............      6,729      9,188      9,678        9,678
Amortization expense......................................        693      1,480      2,093        2,093
Series B redeemable preferred distributions...............     12,937     12,937     12,937       12,937
                                                             --------   --------   --------     --------
EBITDA....................................................   $432,689   $470,861   $369,591     $373,053
                                                             ========   ========   ========     ========

(6) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. For the year ended December 31, 2001, and the pro forma year ended December 31, 2001, earnings were insufficient to cover fixed charges by $44 million and $43 million, respectively, because of $78 million of non-recurring expenses included in those periods.

                                  RISK FACTORS

     An investment in the New Notes involves a significant degree of risk. You should carefully consider the following material risk factors, together with all of the other information included or incorporated by reference in this prospectus, in evaluating the exchange offer.

IF YOU DO NOT PROPERLY TENDER YOUR OLD NOTES, YOU WILL CONTINUE TO HOLD UNREGISTERED OLD NOTES AND YOUR ABILITY TO TRANSFER OLD NOTES WILL BE ADVERSELY AFFECTED

     We will only issue New Notes in exchange for Old Notes that are timely received by the Exchange Agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes and you should carefully follow the instructions on how to tender your Old Notes. Neither we nor the Exchange Agent are required to tell you of any defects or irregularities with respect to your tender of the Old Notes. If you do not tender your Old Notes properly, then, after we consummate the exchange offer, you may continue to hold Old Notes that are subject to the existing transfer restrictions. In addition, if you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. If you are a broker-dealer that receives New Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes. After the exchange offer is consummated, if you continue to hold any Old Notes, you may have difficulty selling them because there may be only a small amount of Old Notes outstanding.

TERRORIST ACTIVITIES HAVE ADVERSELY AFFECTED AND CREATED UNCERTAINTY IN OUR BUSINESS

     The terrorist attacks of September 11, 2001, caused a significant disruption in travel-related businesses in the United States. Consistent with the rest of the lodging industry, we have experienced substantial declines in occupancy and average daily rate, or ADR, due to the decline in travel. In 2002, we have seen improving revenue trends, however, we are unable to predict with certainty when or if travel and lodging demand will be fully restored to normal levels. Military actions against terrorists, new terrorist attacks, actual or threatened, outbreaks of armed conflicts, including the continuation or expansion of the armed conflicts between the Israelis and Palestinians, and other political events may cause a lengthy period of uncertainty that could continue to adversely affect the lodging industry, including us, as a result of customer reluctance to travel.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

     We have a substantial amount of debt. At December 31, 2001, our consolidated debt of $1.9 billion equaled 60.7% of our total market capitalization and 42.8% of our investment in hotel assets, at cost. Our decline in revenues and earnings during 2001 has adversely affected our public debt ratings and may limit our access to additional debt capital. We have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding program and our share repurchase program.

     The share repurchase program authorizes repurchases up to an aggregate maximum of $300 million, but was suspended in March 2001. Through December 31, 2001, we repurchased approximately 10.5 million shares of common stock under this program at an aggregate cost of approximately $189.1 million. We have not repurchased any shares of common stock in the open market since March 27, 2001.

     At December 31, 2001:

     - we had approximately $1.9 billion in consolidated debt, of which approximately $696 million was secured by mortgages or capital leases;

     - we had a ratio of consolidated debt (net of cash) to market capitalization of 60.7%;

     - we had a ratio of consolidated debt (net of cash) to investment in hotels, as defined by us, of 42.8%; and

     - our ratio of EBITDA to interest expense, including interest expense from unconsolidated entities, for the year then ended was 2.3-to-1.

     The recent economic slowdown, which began in early 2001 and which was exacerbated by the terrorist attacks of September 11, 2001, has resulted in a decline in RevPAR, compared to the prior year period. If the economic slowdown and the reduced RevPAR experienced in 2001 worsen or continue for a protracted period of time, they could have a material adverse effect on our operations and earnings, including our ability to pay dividends and service our debt.

     Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense on our floating rate debt which totalled $225 million at December 31, 2001, and reducing funds available for debt reduction, capital expenditures and distributions. In addition, as a consequence of the economic slowdown and the impact of the terrorist attacks on our business and the travel and lodging industries generally, the rating agencies lowered their ratings on our $1.2 billion in senior unsecured debt one level to BB- (Standard & Poor's) and Ba3 (Moody's). If the rating agencies were to lower our senior unsecured debt ratings below the current level, the interest rate on $900 million of our outstanding senior unsecured debt would increase by 50 basis points, resulting in an increase in our interest expense.

     Our leverage could have important consequences for you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to the notes;

     - limit our ability to obtain additional financing, if we need it, for working capital, our renovation, redevelopment and rebranding plans, acquisitions, debt service requirements or other purposes;

     - require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain additional or continued financing;

     - increase our vulnerability to adverse economic and industry conditions as well as fluctuations in interest rates;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, payment of dividends or other purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - place us at a competitive disadvantage compared to our competitors that have less debt.

THE NOTES ARE EFFECTIVELY JUNIOR TO CERTAIN OF OUR AND OUR SUBSIDIARIES' EXISTING DEBT

     The Notes are unsecured and rank equally with our existing and future unsecured senior debt, including the existing 9 1/2% notes. The Notes are effectively subordinated to all of our and our consolidated subsidiaries' secured debt and to all other debt of our non-guarantor subsidiaries. As of December 31, 2001, we and our consolidated subsidiaries had approximately $696 million of secured debt, all of which was mortgage and capitalized lease debt and effectively senior to the notes to the extent of the value of the underlying assets.

     As of December 31, 2001, our non-guarantor subsidiaries had no other debt.

     The Notes and our other existing 9 1/2% notes have substantially the same covenants and other terms and conditions as our 7 3/8% and 7 5/8% senior notes due 2004 and 2007, respectively, and our 8 1/2% senior notes due 2011, except that the redemption provisions of the Notes and our other existing 9 1/2% notes are different from these other notes and the repurchase of additional capital stock is subject to certain additional restrictions.

WE MAY BE UNABLE TO REALIZE THE ANTICIPATED BENEFITS OF OUR RENOVATIONS

     The majority of our hotels recently have been substantially renovated, redeveloped and, in some cases, rebranded. The recently completed improvements may not achieve the results anticipated when we made the decision to invest in the improvements.

CONFLICTS OF INTEREST COULD ADVERSELY AFFECT OUR BUSINESS

     Certain FelCor directors. Six Continents Hotels currently manages 89 of our hotels. Richard C. North, who joined FelCor's board during 1998, is the Group Finance Director of Six Continents plc, formerly Bass plc, which is the parent of Six Continents Hotels and, together with its affiliates, owns FelCor common stock and FelCor LP units aggregating approximately 16% of our outstanding common stock and units.

     Issues may arise under the franchise agreements and management contracts, and in the allocation of acquisition and management opportunities, that present conflicts of interest due to the relationship of Mr. North to the companies with which he is associated. As an example, in the event we enter into new or additional hotel management contracts or other transactions with Six Continents Hotels, the interests of Mr. North, by virtue of his relationship with Six Continents plc, may conflict with our interests. Any increase in management fees payable to Six Continents Hotels may decrease our profits to the benefit of Six Continents Hotels. Also, in the selection of franchises under which our hotels will be operated, Mr. North by virtue of his relationship with Six Continents plc, may have interests that conflict with our interests.

     We anticipate that any director who has a conflict of interest with respect to an issue presented to the FelCor board will abstain from voting upon that issue, although he will have no legal obligation to do so. We have no provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue. We do not expect to add provisions in our charter and bylaws to this effect. Although each director has a fiduciary duty of loyalty to us, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director's participation in the meeting and discussion of an issue in which he or companies with which he is associated have an interest could influence the votes of other directors regarding the issue.

     Acquisition of lessees. As a result of the passage of the REIT Modernization Act, beginning January 1, 2001, we were able to form or acquire taxable REIT subsidiaries, referred to as TRSs, to acquire the lessee's interest in our existing hotel leases and to serve as lessees for any hotels acquired in the future. A TRS is a fully taxable corporation that may be owned 100% by a REIT. A TRS generally is permitted to engage in businesses, own assets and earn income that, if engaged in, owned or earned by the REIT, might jeopardize the REIT's tax status or result in the imposition of penalty taxes on the REIT. A TRS is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage hotels, except through an independent hotel management company that satisfies applicable requirements under the federal income tax laws. A TRS generally is not allowed to act as a licensor or a franchisor of any brand name under which any hotel is operated.

     The acquisition of DJONT Operations, L.L.C., or DJONT, one of our primary lessees, was completed effective January 1, 2001. In consideration for the acquisition of DJONT, FelCor LP issued 416,667 units of limited partnership interest valued at approximately $10 million. The acquisition of DJONT required negotiations between us and the owners of DJONT, including Mr. Corcoran and the children of Charles N. Mathewson, a director of FelCor. The interests of Mr. Corcoran and Mr. Mathewson were in direct conflict with our interests in these negotiations and, accordingly, they abstained from participation in our board's discussion and vote on this matter.

     In December 2000, we sold one hotel and, effective January 1, 2001, completed the acquisition of leases with respect to 12 hotels that had been leased to and operated by Six Continents Hotels. In consideration for the acquisition of these leases and termination of the related management agreements,

413,585 shares of FelCor common stock valued at approximately $10 million were issued to Six Continents Hotels. We acquired the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001. We have contributed these leases to our TRSs. In consideration for these 88 leases, we issued 100 shares of our common stock and caused our subsidiaries to agree to new long-term management agreements with subsidiaries of Six Continents Hotels to manage these hotels. The acquisition of the leases held by Six Continents Hotels involved negotiations between us and Six Continents Hotels. Richard C. North, a director of FelCor, is the Group Finance Director of Six Continents plc, the parent of Six Continents Hotels and, together with its affiliates, the owner of approximately 16% of our outstanding shares and units. The interest of Six Continents plc in those negotiations was in direct conflict with our interests. Mr. North abstained from participating in any discussion or vote by our board relating to these transactions.

     For information regarding the management agreements entered into by us with Six Continents Hotels and others, see "Business and Properties -- Management Agreements".

     Adverse tax consequences to some affiliates on a sale of some hotels. Messrs. Corcoran and Mathewson may incur additional tax liability if we sell our investments in six hotels that we acquired in July 1994 from partnerships controlled by these individuals. Consequently, our interests could differ from Messrs. Corcoran's and Mathewson's interests in the event that we consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of the independent directors.

WE HAVE RESTRICTIVE DEBT COVENANTS THAT COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS

     The indentures governing the Notes and our existing Notes and the agreements governing our line of credit contain various restrictive covenants including, among others, provisions restricting us from:

     - incurring indebtedness;

     - making distributions;

     - making investments;

     - engaging in transactions with affiliates;

     - incurring liens;

     - merging or consolidating with another person;

     - disposing of all or substantially all of our assets; or

     - permitting limitations on the ability of our subsidiaries to make payments to us.

     These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest. For example, under the most restrictive of these covenants, we would be limited to not more than $50 million of additional hotel acquisitions unless we meet certain other requirements.

     In addition, some of these agreements require us to maintain certain specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

     On November 8, 2001, we amended our unsecured line of credit. Although we were in compliance with our existing covenants prior to the amendment, it was necessary to amend the line of credit in anticipation of a continued negative RevPAR environment. The amendment allows for the relaxation of certain financial covenants through September 30, 2002, including the unsecured interest coverage, fixed charge coverage, and total leverage tests. The interest rate remains on the same floating rate basis with a tiered spread based on our debt leverage ratio, but with added tiers to reflect the higher permitted leverage. The lenders' commitments under the line of credit remain at $615 million, and we had approximately $50 million outstanding under the facility at December 31, 2001.

     Unless our business has recovered sufficiently from the sharp declines in RevPAR experienced following the September 11 terrorist attacks, upon expiration of the relaxation in financial covenants provided by the November amendment to our line of credit, we may be unable to satisfy the original covenant requirements. In such an event, we may need to obtain further amendments from our lenders on the line of credit. We are not certain whether, to what extent, or upon what terms the lenders may be willing to continue a relaxation of the covenants. Further amendments to our line of credit may result in additional restrictions on us and may adversely affect our ability to run our business and financial affairs.

     These covenants and limitations under our line of credit restrict our ability to make distributions to our stockholders and to engage in certain transactions. The breach of any of these covenants and limitations could result in the acceleration of amounts outstanding under our line of credit. Our failure to satisfy any accelerated indebtedness, if in the amount of $10 million or more, could result in the acceleration of most of our other indebtedness, including the Notes. We may not be able to refinance or repay our debt in full under those circumstances.

WE WILL ENCOUNTER INDUSTRY RELATED RISKS THAT MAY ADVERSELY AFFECT OUR BUSINESS

     The recent economic slowdown has had a significant adverse effect on our RevPAR performance and earnings. If it worsens or continues, the effects on our financial condition could be material. We experienced declines in RevPAR beginning in March 2001. A sharper than anticipated decline in business travel was the primary cause of the decline, which was principally reflected in decreased occupancies. This decline was exacerbated by the terrorist attacks. On a national basis, the hotel industry experienced a RevPAR decline of 7.0% for the year ended December 31, 2001. The decline in occupancy has also resulted in declines in room rates as hotels compete more aggressively for guests, both of which have had a significant adverse effect on our RevPAR and operating performance. If the economic slowdown worsens or continues for a protracted period of time, it could have a material adverse effect on our operations, earnings, and financial condition.

     Investing in hotel assets involves special risks. We have invested in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

     - competition from other hotels;

     - construction of more hotel rooms in a particular area than needed to meet demand;

     - cost increases and shortages of gasoline, electricity, jet fuel and other energy sources and increases in other travel expenses that reduce business and leisure travel;

     - adverse effects of declines in general and local economic activity;

     - fluctuations in our revenue caused by the seasonal nature of the hotel industry;

     - adverse effects of a downturn in the hotel and travel industries; and

     - risks generally associated with the ownership of hotels and real estate, as discussed below.

     We face reduced coverages and increased costs of insurance. Following the events of September 11, 2001, certain types of coverage, such as for acts of terrorism, are unavailable or are only available at a cost that is prohibitive. In an effort to keep our cost of insurance within reasonable limits, we have not purchased terrorism insurance at the current prohibitive prices. We have also increased our deductible amounts under policies of flood, wind and general liability insurance, which increases our risk of incurring losses that are uninsured or not fully insured. Should these uninsured or not fully insured losses be substantial, they could have a material adverse impact on our operating results and cash flows.

     It is possible that lenders under certain of our secured loans could assert that the absence of terrorism insurance constitutes a default on our part under the loan agreements. Although we do not believe this assertion to be justified, if a lender was successful in proving a default, we may be required to either provide the terrorism insurance or repay the loan.

     We have geographic concentrations that may create risks from regional economic and weather conditions. Approximately 54.4% of our hotel revenues for the year ended December 31, 2001 were generated from hotels located in four states: California, Florida, Texas and Georgia. Additionally, we have concentrations in four major metropolitan areas, San Francisco/San Jose, Dallas, Orlando and Houston, which represent approximately 26.6% of our hotel room revenues for the year ended December 31, 2001. Therefore, adverse economic or weather conditions in these states will have a greater effect on us than similar conditions in other states.

     We could face increased competition. Each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which our hotels are located, which could adversely affect the results of operations of these hotels. An oversupply of hotel rooms could adversely affect both occupancy and rates in the markets in which our hotels are located. A significant increase in the supply of midprice, upscale and upper upscale hotel rooms and suites, if demand fails to increase proportionately, could have a severe adverse effect on our business, financial condition and results of operations.

     Acquisition growth opportunities have decreased. There has been substantial consolidation in, and capital allocated to, the U.S. lodging industry since the early 1990's. This generally has resulted in higher prices for hotels. The uncertainties resulting from the September 11, 2001 attacks and the resulting sharp decline in hotel occupancies, have significantly reduced the prices that buyers, generally, are currently willing to pay for hotels to less than sellers, generally, are willing to accept. In addition, the market price of FelCor's common stock during the latter part of 2001 made cost of equity capital relatively high. These conditions have resulted in fewer attractive acquisition opportunities. An important part of our historical growth strategy has been the acquisition and, in many instances, the renovation and repositioning, of hotels at less than replacement cost. Continued industry consolidation and competition for acquisitions could adversely affect our growth prospects. Currently, our line of credit covenants limit the amount we can spend on hotel purchases unless we meet certain requirements. We compete for hotel investment opportunities with other companies, some of which have greater financial or other resources than we have. Certain competitors may have a lower cost of capital and may be able to pay higher prices or assume greater risks than would be prudent for us to pay or assume.

     We are subject to possible adverse effects of franchise and licensing agreement requirements. Substantially all of our hotels are operated under existing franchise or license agreements with nationally recognized hotel brands. Each license agreement requires that the licensed hotel be maintained and operated in accordance with specific standards and restrictions in order to maintain uniformity within the franchisor system. Compliance with these standards could require a franchisee to incur significant expenses or capital expenditures, which could adversely affect our results of operations and ability to make payments on indebtedness. Also, changes to these standards could conflict with a hotel's specific business plan or limit our ability to make improvements or modifications to a hotel without the consent of the franchisor.

     If a franchise license terminates due to our failure to make required improvements, we may be liable to the franchisor for a termination payment. These termination payments vary by franchise agreement and hotel. The loss of a substantial number of franchise licenses and the related termination payments could have a material adverse effect on our business because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The franchise agreements could also expire or terminate, with specified renewal rights, at various times. As a condition to renew, the franchise agreements could involve a renewal application process that would require substantial capital improvements, for which we would be responsible, to be made to the hotels.

     We are subject to the risks of brand concentration. We are subject to the potential risks associated with concentration of our hotels under a limited number of brands. A negative public image or other adverse event that becomes associated with the brand could adversely affect hotels operated under that brand. The following percentages of our hotels' room revenues are expected to be generated by hotels operated under each of the indicated brands, based on room revenues for the year ended December 31, 2001:

     - Embassy Suites Hotels               40.1%
     - Holiday Inns                        28.6%
     - Crowne Plaza                        11.5%

Should any of these brands suffer a significant decline in popularity with the traveling public, it could affect our revenues and profitability.

     We are subject to the risks of hotel operations. Prior to January 1, 2001, substantially all of our hotels were leased to Six Continents Hotels or DJONT under leases providing for the payment of rent based, in part, upon revenues from the hotels. Accordingly, our operating risks were essentially limited to changes in hotel revenues and to the lessees' ability to pay the rent due under the leases. As a result of the acquisition of DJONT and the leases from Six Continents Hotels, we became subject to the risk of fluctuating hotel operating expenses at our hotels, including but not limited to:

     - wage and benefit costs;

     - repair and maintenance expenses;

     - the costs of gas and electricity;

     - the costs of liability insurance; and

     - other operating expenses.

     These operating expenses are more difficult to predict and control than revenue, resulting in an increased risk of volatility in our results of operations.

     The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel.

     We lack control over the management and operations of our hotels. We are dependent on the ability of unaffiliated third party managers to operate and manage our hotels. In order to maintain REIT status, we cannot operate our hotels or any subsequently acquired hotels. As a result, we are unable to directly implement strategic business decisions for the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, food and beverage operations and similar matters.

OUR ABILITY TO GROW MAY BE LIMITED BY OUR ABILITY TO ATTRACT DEBT FINANCING OR EQUITY FINANCING, AND WE MAY HAVE DIFFICULTY ACCESSING CAPITAL ON ATTRACTIVE TERMS

     Recently, we have focused on our internal growth strategy, which includes the renovation, redevelopment and rebranding of our hotels to achieve improved revenue performance. We may not be able to fund growth solely from cash provided from operating activities because we must distribute at least 90% of our taxable income each year to maintain our status as a REIT. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and discretionary capital improvements, and we may be dependent upon our ability to attract debt financing from public or institutional lenders. The capital markets have been adversely affected by the occurrence of recent events, including the September 11, 2001, terrorist attacks, the ongoing war against terrorism by the United States and the bankruptcy of Enron Corp. These events, or an escalation in the anti-terrorism war or new terrorist attacks or bankruptcies in the future, could adversely affect the availability and cost of capital for our business. We cannot assure you that we will be successful in attracting sufficient debt or equity financing to fund future growth at an acceptable cost, or at all. In addition, we currently have a policy of limiting our consolidated debt to not more than 55% of our investment in hotel assets, as defined by us. This policy is a board policy only and not a requirement contained in our organizational documents. Accordingly, the policy may be modified or waived by the board at any time. Unless further waived or modified by our board of directors, this limitation could also limit our ability to incur additional debt to fund our continued growth. At December 31, 2001, our consolidated debt represented approximately 42.8% of our investment in hotels, as defined by us.

WE OWN AND MAY ACQUIRE INTERESTS IN HOTEL VENTURES WITH THIRD PARTIES THAT EXPOSE US TO SOME RISK OF ADDITIONAL LIABILITIES

     We own, through our subsidiaries, interests in several real estate ventures with third parties. Those ventures that are not consolidated into our financial statements own a total of 24 hotels, in which we have an aggregate investment of approximately $151 million. None of our directors or officers hold any interest in any of these ventures. The ventures and hotels are subject to non-recourse mortgage loans aggregating approximately $266 million and one venture also had a full recourse loan outstanding of $440,000 at December 31, 2001, which we have guaranteed. These loans to our unconsolidated ventures are not reflected as liabilities on our consolidated balance sheet, but are summarized in Note 5 of the notes to our consolidated financial statements contained in our Form 10-K for the year ended December 31, 2001. The personal liability of our subsidiaries under the non-recourse loans is generally limited to the guaranty of the borrowing ventures' personal obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the ventures and other typical exceptions from the non-recourse covenants in the mortgages, such as those relating to environmental liability. We may invest in other ventures in the future that own hotels and have recourse or non-recourse debt financing. If a venture defaults under its mortgage loan, the lender may accelerate the loan and demand payment in full before taking action to foreclose on the hotel. As a partner or member in any of these ventures, our subsidiary may be exposed to liability for claims asserted against the venture, and the venture may not have sufficient assets or insurance to discharge the liability. Our subsidiaries may not legally be able to control decisions being made regarding these ventures and their hotels. In addition, the hotels in a venture may perform at levels below expectations, resulting in the potential for insolvency of the venture unless the partners or members provide additional funds. In some ventures, the partners or members may be required to make additional capital contributions. In many of the foregoing events, we may be faced with the choice of losing our investment in the venture or investing more capital in it with no guaranty of receiving a return on that investment.

WE ARE SUBJECT TO POTENTIAL TAX RISKS

     The federal income tax laws governing REITs are complex. FelCor has operated and intends to continue to operate in a manner that is intended to qualify it as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complicated, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, FelCor cannot be certain that it has been or will continue to be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT.

     Failure to make required distributions would subject FelCor to tax. Each year, a REIT must pay out to its shareholders at least 90%, of its taxable income, other than any net capital gain. To the extent that FelCor satisfies the applicable distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed taxable income. In addition, FelCor will be subject to a 4% nondeductible tax if the actual amount it pays out to its shareholders in a calendar year is less than a minimum amount specified under federal tax laws. FelCor's only source of funds to make such distributions comes from distributions to FelCor from FelCor LP. Accordingly, FelCor may be required to borrow money or sell assets to make distributions sufficient to pay out enough of its taxable income to satisfy the applicable distribution requirement and to avoid corporate income tax and the 4% tax in a particular year.

     Failure to qualify as a REIT would subject FelCor to federal income tax. If FelCor fails to qualify as a REIT in any taxable year, FelCor would be subject to federal income tax on its taxable income. We might need to borrow money or sell hotels in order to pay this tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our shareholders. Unless our failure to qualify as a REIT were excused under federal income tax laws, we could not re-elect REIT status until the fifth calendar year following the year in which we failed to qualify.

     Failure to have distributed earnings and profits of Bristol Hotel Company in 1998 could cause FelCor to fail to qualify as a REIT. At the end of any taxable year, a REIT may not have any accumulated earnings and profits, described generally for federal income tax purposes as cumulative undistributed net income, from a non-REIT corporation. In connection with the merger of Bristol Hotel Company, or Bristol, with and into FelCor in 1998, Arthur Andersen LLP prepared and provided to FelCor its computation of Bristol's accumulated earnings and profits through the date of the merger, and FelCor made a corresponding special distribution to its shareholders. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and the computations by Arthur Andersen LLP are not binding upon the Internal Revenue Service. Should the Internal Revenue Service successfully assert that Bristol's accumulated earnings and profits were greater than the amount so distributed by FelCor, FelCor may fail to qualify as a REIT. Alternatively, the Internal Revenue Service may permit FelCor to avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits of Bristol. There can be no assurance, however, that we would be able to make any such required distribution or that the Internal Revenue Service would not assert loss of REIT status as the penalty for failing to distribute any accumulated earnings and profits of Bristol in 1998.

     A sale of assets acquired from Bristol within ten years after the merger may result in corporate income tax. If we sell any asset acquired from Bristol within ten years after our merger with Bristol, and we recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of:

     - the amount of gain that we recognize at the time of the sale; or

     - the amount of gain that we would have recognized if we had sold the asset at the time of the Bristol merger for its then fair market value.

     The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax liability. If we are successful in selling the remaining hotels shown as assets held for sale, we could incur corporate income tax with respect to the related built in gain, the amount of which cannot yet be determined.

DEPARTURE OF KEY PERSONNEL, INCLUDING MR. CORCORAN, COULD ADVERSELY AFFECT OUR FUTURE OPERATING RESULTS

WE WILL ENCOUNTER RISKS THAT MAY ADVERSELY AFFECT REAL ESTATE OWNERSHIP

     General Risks. Our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:

     - adverse changes in general or local economic or real estate market conditions;

     - changes in zoning laws;

     - changes in traffic patterns and neighborhood characteristics;

     - increases in assessed valuation and real estate tax rates;

     - increases in the cost of property insurance;

     - governmental regulations and fiscal policies;

     - the potential for uninsured or underinsured property losses;

     - the impact of environmental laws and regulations; and

     - other circumstances beyond our control.

     Moreover, real estate investments are relatively illiquid, and we may not be able to vary our portfolio in response to changes in economic and other conditions.

     Compliance with environmental laws may adversely affect our financial condition. Owners of real estate are subject to numerous federal, state, local and foreign environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for the costs of remediating hazardous substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous substances at another site, it may also be liable for the costs of remediating the disposal site, even if it did not own or operate the disposal site. Such liability may be imposed without regard to fault or the legality of a party's conduct and may, in certain circumstances, be joint and several. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances, including asbestos-containing materials, into the environment. Environmental laws and regulations may require us to incur substantial expenses and limit the use of our properties. We could have substantial liability for a failure to comply with applicable environmental laws and regulations, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous substances on a property can also adversely affect the value of, and the owner's ability to use, sell or borrow against, the property.

     We cannot provide assurances that future or amended laws or regulations, or more stringent interpretations or enforcement of existing environmental requirements, will not impose any material environmental liability, or that the environmental condition or liability relating to our hotels will not be affected by new information or changed circumstances, by the condition of properties in the vicinity of the hotels, such as the presence of leaking underground storage tanks, or by the actions of unrelated third parties.

     Compliance with the Americans with Disabilities Act may adversely affect our financial condition. Under the Americans with Disabilities Act of 1990, all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. We believe that our hotels substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that the hotels are not in compliance with that Act could result in liability for both governmental fines and payments to private parties. If we were required to make unanticipated major modifications to the hotels to comply with the requirements of the Americans with Disabilities Act, it could adversely affect our ability to pay our obligations.

UNDER CERTAIN CIRCUMSTANCES, COURTS MAY VOID THE GUARANTEES UNDER FRAUDULENT TRANSFER LAWS

     Federal and state fraudulent conveyance laws allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors in the event of the bankruptcy or other financial difficulty of the subsidiary guarantor. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee of the Notes could be voided, or claims in respect of a guarantee could be subordinated to all other debt of the guarantor, if, among other things, at the time the guarantor incurred the debt evidenced by its guarantee, the guarantor:

     - received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

     - was insolvent or was rendered insolvent by reason of such incurrence; or

     - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed (or reasonably should have believed) that it would incur, debts beyond its ability to pay such debts as they mature.

     In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

     The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor of the Notes would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured; or

     - it could not pay its debts as they become due.

     A court is likely to find that a guarantor of the Notes did not receive fair consideration or reasonably equivalent value for its guarantee to the extent that its liability under the guarantee is greater than the direct benefit it received from the issuance of Notes. By its terms, each guarantee of the Notes will limit the liability of the guarantor to the maximum amount that it can pay without the guarantee being deemed a fraudulent transfer. A court may not give effect to this limitation on liability. In that event, a court may find that the issuance of the guarantee rendered the subsidiary guarantor insolvent. If a court avoids the guarantee or holds it unenforceable, you will cease to have a claim against the guarantor and will be solely a creditor of FelCor LP. If the limitation on liability is effective, the amount that the guarantor is found to have guaranteed might be so low that there will not be sufficient funds to pay the Notes in full.

YOU CANNOT BE SURE THAT AN ACTIVE PUBLIC TRADING MARKET WILL EXIST FOR THE NEW NOTES.

     There is currently a limited trading market for the Notes. We do not intend to list the New Notes on any securities exchange. Although we expect the New Notes to be eligible for trading in The PORTAL Market, we cannot assure you that an active trading market for the New Notes will develop. The placement agents have advised us that they intend to make a market in the New Notes. However, they are not obligated to do so and may discontinue market-making at any time without notice.

     The liquidity of any market for the New Notes will depend upon various factors, including:

     - the number of holders of the New Notes;

     - the interest of securities dealers in making a market for the New Notes;

     - the overall market for high yield securities;

     - our financial performance and prospects; and

     - the prospects for companies in our industry generally.

     Accordingly, we cannot assure you that an active trading market will develop for the New Notes. If the New Notes are traded after their initial issuance, they may trade at a discount from the initial offering price of the Old Notes, depending upon prevailing interest rates and other factors, including those listed above.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. Any market for the New Notes may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the New Notes.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     FelCor LP sold the Old Notes on December 3, 2001 to the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently resold the Old Notes under Rule 144A under the Securities Act. As part of the offering of the Old Notes, we entered into a registration rights agreement. The registration rights agreement requires, unless the exchange offer is not permitted by applicable law or SEC policy, that we

     - use our best efforts to cause the registration statement to become effective and to have the exchange offer consummated within 180 days following December 3, 2001; and

     - upon effectiveness of the registration statement, commence the exchange offer and keep the exchange offer open for at least 20 business days.

     Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the Old Notes and the New Notes will terminate. A copy of the registration rights agreement previously has been filed with the SEC, and this summary of the material provisions of the registration rights agreement does not purport to be complete. In the event the exchange offer is not consummated on or prior to June 1, 2002, the interest rate on the Old Notes will increase to 10.0% per annum until such exchange offer has been completed in accordance with the terms of the registration rights agreement. Following the completion of the exchange offer, except as set forth in the paragraph immediately below, holders of Old Notes not tendered will not have any further registration rights and those Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected upon consummation of the exchange offer.

     In order to participate in the exchange offer, a holder must represent to us, among other things, that (i) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder, (ii) the holder is not engaging in and does not intend to engage in a distribution of the New Notes, (iii) the holder does not have an arrangement or understanding with any person to participate in the distribution of the New Notes and (iv) the holder is not an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of FelCor LP, FelCor or the subsidiary guarantors. Under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of resales of the Old Notes. See "Description of the Notes and Guarantees -- Registration Rights." For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the exchange offer, (ii) following the exchange by a broker-dealer in the exchange offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus,
(iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with such "shelf" registration statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act or may be distributed to the public pursuant to Rule 144(k) under the Securities Act. See "-- Procedures for Tendering Old Notes."

     Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is an "affiliate" of FelCor, FelCor LP or the subsidiary guarantors within the meaning of Rule 405 promulgated under the Securities Act, or a broker-dealer who purchased Old Notes directly from FelCor LP to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the New Notes are acquired in the ordinary course of business of the holder and the holder does not have an arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." Broker-dealers who acquired Old Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the SEC staff's interpretations discussed above or participate in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the Old Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     Following the completion of the exchange offer, holders of Old Notes who did not tender their Old Notes, or who did not properly tender their Old Notes, will not have any further registration rights and such Old Notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for a holder's Old Notes could be adversely affected upon expiration of the exchange offer if such holder elects to not participate in the exchange offer.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m. New York City time, on the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of the outstanding Old Notes accepted in the exchange offer. Holders who have tendered their Old Notes may withdraw their tender of Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See "-- Conditions of the Exchange Offer."

     Old Notes may be tendered only in multiples of $1,000. Subject to the foregoing, holders of Old Notes may tender less than the aggregate principal amount represented by the Old Notes they hold, provided that they appropriately indicate this fact on the letter of transmittal accompanying the tendered Old Notes.

     The form and terms of the New Notes are substantially the same as the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act and will not bear legends restricting their transfer. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the Old Notes were issued.

     As of the date of this prospectus, $100 million in aggregate principal amount of the Old Notes is outstanding. As of April 22, 2002, Cede & Co., was the only registered holder of the Old Notes. Cede & Co. held the Old Notes for 32 of its participants. We have fixed the close of business on April 22, 2002, as the record date for purposes of determining the persons to whom we will mail this prospectus and the letter of transmittal initially. Only a holder of the Old Notes, or such holder's legal representative or attorney-in-fact, may participate in the exchange offer. We will not fix a record date for determining holders of the Old Notes entitled to participate in the exchange offer. We believe that, as of the date of this prospectus, no such holder is our affiliate, as defined in Rule 405 under the Securities Act.

     We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of Old Notes and for the purpose of receiving the New Notes from us.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

     Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date shall be May 24, 2002, at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended, but shall not be later than June 3, 2002.

     In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion,

     - to delay accepting any Old Notes;

     - to extend the exchange offer;

     - if any of the conditions set forth below under "-- Conditions of the Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of such delay, extension, or termination to the exchange agent; and

     - to amend the terms of the exchange offer in any manner.

     If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose such amendments by means of a prospectus supplement that we will distribute to the registered holders of the Old Notes. Modification of the exchange offer, including, but not limited to,

     - extension of the period during which the exchange offer is open; and

     - satisfaction of the conditions set forth below under "-- Conditions of the Exchange Offer"

may require that at least five business days remain in the exchange offer.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for the Old Notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

ACCRUED INTEREST

     The New Notes will bear interest at a rate equal to 9 1/2% per annum, which interest shall accrue from March 15, 2002 or from the most recent interest payment date with respect to the Old Notes to which interest was paid or duly provided for. See "Description of the Notes and Guarantees -- General."

PROCEDURES FOR TENDERING OLD NOTES

     Only a holder of Old Notes may tender the Old Notes in the exchange offer. To tender in the exchange offer a holder must (a) except as set forth under "-- Book-Entry Transfer," complete, sign, and date the letter of transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date, or (b) tender through DTC pursuant DTC's Automated Tender Offer Program, or ATOP. In addition, unless the holder is tendering through ATOP, (i) certificates for the Old Notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, (ii) a timely confirmation of a book-entry transfer, called a book-entry confirmation, of such Old Notes, if that procedure is available, into the exchange agent's account at DTC, which is a book-entry transfer facility, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "-- The Exchange Agent; Assistance" prior to the expiration date.

     The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Old Notes to the exchange agent in accordance with ATOP procedures for such a transfer. DTC will then send an agent's message (as described below) to the exchange agent. Beneficial holders desiring to tender their Old Notes on the expiration date should note that such beneficial holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC, and prior to the time that the exchange offer expires, on such date. The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the letter of transmittal, and that the Company may enforce such letter of transmittal, as the case may be, against such participant.

     The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUSTS COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Old Notes are registered in the name of a broker-dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the registered owner's behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the registered owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in the beneficial owner's name or obtain a properly completed bond power from the registered owner. The transfer of registered ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as described) unless Old Notes tendered pursuant to the letter are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance and Delivery Instructions" on the letter of transmittal or (ii) for the account of an eligible institution. If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, each of which is an "eligible institution."

     If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed therein, the Old Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the Old Notes.

     If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Old Notes will be determined by us in our sole discretion, which determination shall be final and binding. FelCor reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes FelCor's acceptance of which would, in the opinion of counsel for us, be unlawful. FelCor also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. FelCor's interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither FelCor, the exchange agent, nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following May 24, 2002, unless the exchange offer is extended.

     In addition, we reserve the right in our sole discretion to purchase or make offers to purchase any Old Notes that remain outstanding after the expiration date or, as set forth under "-- Conditions of the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

     By tendering, each holder will represent to us that, among other things,
(i) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the registered holder, (ii) the holder is not engaging in and does not intend to engage in a distribution of such New Notes, (iii) the holder does not have an arrangement or understanding with any person to participate in the distribution of such New

Notes and (iv) the holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of FelCor, FelCor LP or any of the subsidiary guarantors.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of an agreement to be bound by the letter of transmittal), and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described below, such nonexchanged Old Notes will be credited to an account maintained with such book-entry transfer facility) as promptly as practicable after the expiration or termination of the exchange offer.

     Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the Old Notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of Old Notes being tendered by causing the book-entry transfer facility to transfer such Old Notes into the exchange agent's account at the book-entry transfer facility in accordance with such book-entry transfer facility's procedures for transfer. Although delivery of Old Notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "-- The Exchange Agent; Assistance" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

     Holders who are tendering by book-entry transfer to the exchange agent's account at DTC may execute their tender through ATOP by transmitting their acceptance to DTC in accordance with DTC's ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent. Delivery of the agent's message by DTC to the exchange agent will satisfy the terms of the exchange offer in lieu of execution and delivery of a letter of transmittal by the participant identified in the agent's message. Accordingly, the letter of transmittal need not be completed by a holder tendering through ATOP.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and whose Old Notes are not immediately available, or who cannot deliver their Old Notes or any other documents required by the letter of transmittal to the Exchange Agent prior to the expiration date, may tender their Old Notes according to the guaranteed delivery procedures set forth in the letter of transmittal. Pursuant to such procedures:

          (1) the holder tenders through an eligible institution and signs a notice of guaranteed delivery;

          (2) on or prior to the expiration date, the exchange agent receives from the holder and the eligible institution a written or facsimile copy of a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, setting forth the name and address of the holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, within five business days after the date of delivery of the notice of guaranteed delivery, the tendered Old Notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible institution with the exchange agent; and

          (3) such properly completed and executed documents required by the letter of transmittal and the tendered Old Notes in proper form for transfer are received by the exchange agent within five business days after the expiration date.

     Any holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such Old Notes prior to 5:00 p.m., New York City time, on the expiration date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all Old Notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The New Notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the Old Notes. For purposes of the exchange offer, we shall be deemed to have accepted validly tendered Old Notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

     In all cases, issuances of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after the exchange agent timely receives such Old Notes, a properly completed and duly executed letter of transmittal and all other required documents; provided, however, we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If we do not accept any tendered Old Notes for any reason, we will return such unaccepted Old Notes without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

WITHDRAWAL RIGHTS

     Holders may withdraw tenders of Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For the withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address set forth on the back cover page of this prospectus. The notice of withdrawal must:

     - specify the name of the person, the depositor, who tendered the Old Notes to be withdrawn or, in the case of Old Notes tendered by book-entry transfer, the name of the participant for whose account such Old Notes were tendered and such participant's account number at DTC to be credited with the withdrawn Old Notes;

     - identify the Old Notes to be withdrawn, including the certificate number or numbers and principal amount of withdrawn Old Notes;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Old Notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an eligible institution together with the other documents required upon transfer by the indenture or, in the case of Old Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed on the applicable agent's message; and

     - specify the name in which such Old Notes are to be registered, if different from the person who deposited the Old Notes, pursuant to such documents of transfer.

     We shall determine all questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices in our sole discretion. The Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes that have been tendered for exchange but are withdrawn will be returned to their holder, without cost to such holder, as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" at any time on or prior to the expiration date.

THE EXCHANGE AGENT; ASSISTANCE

     SunTrust Bank is the exchange agent. All tendered Old Notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

       BY REGISTERED OR CERTIFIED MAIL:                BY HAND OR OVERNIGHT COURIER:
                SunTrust Bank                                  SunTrust Bank
         Attention: George T. Hogan,                    Attention: George T. Hogan,
          Corporate Trust Department                     Corporate Trust Department
          25 Park Place, 24th Floor                      25 Park Place, 24th Floor
         Atlanta, Georgia 30303-2900                    Atlanta, Georgia 30303-2900
                      or                                             or
                SunTrust Bank                                  SunTrust Bank
              c/o Computershare                              c/o Computershare
    Attention: Corporate Trust Department           Attention: Mary Ann Luisi, Corporate
              Wall Street Plaza                               Trust Department
          88 Pine Street, 19th Floor                         Wall Street Plaza
           New York, New York 10005                      88 Pine Street, 19th Floor
                                                          New York, New York 10005

                                 BY FACSIMILE:

                              (404) 588-7335 (GA)

                                       or

                              (212) 701-7648 (NY)

         Confirm by Telephone: (404) 588-7591 (GA); (212) 701-7673 (NY)

FEES AND EXPENSES

     We will bear all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement, including, without limitation: (1) all registration and filing fees, including fees and expenses of compliance with state securities or Blue Sky laws; (2) printing expenses, including expenses of printing certificates for the New Notes in a form eligible for deposit with DTC and of printing prospectuses; (3) messenger, telephone and delivery expenses; (4) fees and disbursements of our counsel; (5) fees and disbursements of independent certified public accountants; (6) rating agency fees; (7) our internal expenses, including all salaries and expenses of our officers and employees performing legal or accounting duties; and (8) fees and expenses, if any, incurred in connection with the listing of the New Notes on a securities exchange.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     We will record the New Notes at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize expenses of the exchange offer over the term of the New Notes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of FelCor LP at December 31, 2001.

                                                               DECEMBER 31,
                                                                   2001
                                                                  ACTUAL
                                                              --------------
                                                              (IN THOUSANDS)
Short-term debt:
  Current portion of mortgage and capital lease debt........    $   12,922
                                                                ----------
          Total short-term debt.............................        12,922
                                                                ----------
Long-term debt:
  Line of credit............................................        49,674
  Senior notes:
     7 3/8% due 2004(1).....................................       174,633
     7 5/8% due 2007(1).....................................       124,419
     9 1/2% due 2008(2).....................................       496,997
     9 1/2% due 2008(3).....................................        98,528
     8 1/2% due 2011(4).....................................       297,655
  Mortgage and capital lease debt...........................       682,930
  Other debt................................................           650
                                                                ----------
          Total long-term debt..............................     1,925,486
  Redeemable units at redemption value......................       150,479
  Preferred units...........................................       293,265
  Partners' capital.........................................     1,475,550
                                                                ----------
     Total capitalization...................................    $3,857,702
                                                                ==========

------------

(1) Amount is shown net of approximately $1.0 million in aggregate unamortized discount.

(2) References our other existing 9 1/2% senior notes; amount is shown net of approximately $3.1 million in aggregate unamortized discount.

(3) References the Old Notes; amount is shown net of approximately $1.5 million in aggregate unamortized discount.

(4) Amount is shown net of approximately $2.4 million in aggregate unamortized discount.

      SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following tables set forth selected historical and pro forma consolidated financial information for FelCor LP and FelCor. The selected historical information is presented as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. We derived the historical consolidated financial information for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 from our consolidated financial statements and the notes thereto, audited by PricewaterhouseCoopers LLP, independent accountants. Certain reclassifications have been made to previously reported amounts to conform to current year presentation with no effect to previously reported net income, stockholders' equity or partners' capital. The summary unaudited pro forma financial information for the year ended December 31, 2001 is presented for illustrative purposes only and is not necessarily indicative of what our actual results of operations would have been had the transactions described below been consummated on the date indicated.

     The unaudited pro forma statement of operations and other data is presented as if the following occurred on January 1, 2001: (i) our acquisition of 88 hotel leases held by Six Continents Hotels, on July 1, 2001; and (ii) the completion of the offering of the Old Notes and the application of the net proceeds to repay borrowings under our line of credit. These pro forma assumptions differ from those applicable to the pro forma information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The pro forma information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" was prepared solely to facilitate the comparison of our results of operations for 2000 and 2001.

     You should read the following in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information" and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus or incorporated herein by reference.

     FELCOR LODGING LIMITED PARTNERSHIP

                                                                                                                  PRO FORMA
                                                                            ACTUAL                               (UNAUDITED)
                                                --------------------------------------------------------------   ------------
                                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED
                                                --------------------------------------------------------------   DECEMBER 31,
                                                   1997       1998(1)        1999       2000(2)      2001(3)       2001(4)
                                                ----------   ----------   ----------   ----------   ----------   ------------
                                                                    (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues..............................  $  169,688   $  332,600   $  493,087   $  539,964   $1,200,971    $1,442,974
  Net income (loss)...........................  $   69,467   $  121,339   $  135,776   $   66,391   $  (50,144)   $  (48,230)
  Net income (loss) applicable to
    unitholders...............................  $   57,670   $   99,916   $  111,041   $   41,709   $  (74,744)   $  (72,830)
  Diluted earnings per unit:
    Net income (loss) applicable to
      unitholders before extraordinary
      charge..................................  $     1.68   $     1.93   $     1.59   $     0.74   $    (1.19)   $    (1.18)
    Net income (loss) applicable to
      unitholders.............................  $     1.67   $     1.87   $     1.57   $     0.67   $    (1.21)
    Weighted average units outstanding........      34,467       53,323       70,561       62,556       61,635        61,635
OTHER DATA:
  Net cash flow provided by operating
    activities................................  $   97,478   $  192,583   $  282,365   $  277,304   $  130,965
  Net cash flow (used in) provided by
    investing activities......................  $ (687,860)  $ (550,498)  $ (205,517)  $  (34,766)  $   38,747
  Net cash flow provided by (used in)
    financing activities......................  $  600,132   $  375,064   $  (75,417)  $ (252,601)  $  (67,060)
  Net cash distributions per unit(5)..........  $     2.10   $    2.545   $     2.20   $     2.20   $     1.70
  Funds From Operations(6)....................  $  129,815   $  217,363   $  286,895   $  288,636   $  183,657    $  184,301
  EBITDA(7)...................................  $  165,613   $  306,361   $  432,689   $  470,861   $  369,591    $  373,053
  Ratio of earnings to fixed charges(8).......         3.2x         2.7x         2.1x         1.5x         0.7x          0.7x
BALANCE SHEET DATA (AT END OF PERIOD):
  Investment in hotels, net of accumulated
    depreciation..............................  $1,489,764   $3,964,484   $4,035,344   $3,750,275   $3,664,712
  Total assets................................  $1,673,364   $4,175,383   $4,255,751   $4,103,603   $4,088,929
  Total debt, net of discount.................  $  476,819   $1,594,734   $1,833,954   $1,838,241   $1,938,408
  Redeemable units............................  $  102,933   $   67,595   $   52,338   $  205,800   $  150,479
  Total partners' capital.....................  $1,049,016   $2,337,375   $2,212,651   $1,880,599   $1,768,815

     FELCOR LODGING TRUST INCORPORATED

                                                                                                                  PRO FORMA
                                                                            ACTUAL                               (UNAUDITED)
                                                --------------------------------------------------------------   ------------
                                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED
                                                --------------------------------------------------------------   DECEMBER 31,
                                                   1997       1998(1)        1999       2000(2)      2001(3)       2001(4)
                                                ----------   ----------   ----------   ----------   ----------   ------------
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues..............................  $  169,688   $  332,600   $  493,087   $  539,964   $1,200,971    $1,442,974
  Net income (loss)...........................  $   63,650   $  114,839   $  131,080   $   61,699   $  (39,276)   $  (37,456)
  Net income (loss) applicable to common
    shareholders..............................  $   51,853   $   93,416   $  106,345   $   37,017   $  (63,876)   $  (62,056)
  Diluted earnings per share:
    Net income (loss) applicable to common
      shareholders before extraordinary
      charge..................................  $     1.65   $     1.92   $     1.59   $     0.74   $    (1.19)   $    (1.18)
    Net income (loss) applicable to common
      shareholders............................  $     1.64   $     1.86   $     1.57   $     0.67   $    (1.21)
    Weighted average common shares
      outstanding.............................      31,610       50,314       67,581       55,519       52,622        52,622
OTHER DATA:
  Net cash flow provided by operating
    activities................................  $   97,478   $  192,583   $  282,365   $  277,304   $  130,965
  Net cash flow (used in) provided by
    investing activities......................  $ (687,860)  $ (550,498)  $ (205,517)  $  (34,766)  $   38,747
  Net cash flow provided by (used in)
    financing activities......................  $  600,132   $  375,064   $  (75,417)  $ (252,601)  $  (67,060)
  Net cash distributions per common
    share(5)..................................  $     2.10   $    2.545   $     2.20   $     2.20   $     1.70
  Funds From Operations(6)....................  $  129,815   $  217,363   $  286,895   $  288,636   $  183,657    $  184,301
  EBITDA(7)...................................  $  165,613   $  306,361   $  432,689   $  470,861   $  369,591    $  373,053
BALANCE SHEET DATA (AT END OF PERIOD):
  Investment in hotels, net of accumulated
    depreciation..............................  $1,489,764   $3,964,484   $4,035,344   $3,750,275   $3,664,712
  Total assets................................  $1,673,364   $4,175,383   $4,255,751   $4,103,603   $4,088,929
  Total debt, net of discount.................  $  476,819   $1,594,734   $1,833,954   $1,838,241   $1,938,408
  Minority interest in FelCor Partnership.....  $   73,451   $   87,353   $   90,078   $  252,294   $  236,100
  Total stockholders' equity..................  $1,078,498   $2,317,617   $2,174,911   $1,834,105   $1,683,194

------------

(1) On July 28, 1998, FelCor completed the merger of Bristol Hotel Company's real estate holdings with and into FelCor. The merger resulted in the net acquisition of 107 primarily full-service hotels in return for approximately 31 million shares of newly issued common stock. FelCor subsequently contributed all assets and liabilities it acquired in the merger to us in exchange for approximately 31 million of our common units.

(2) In the second quarter of 2000, we recorded a $63 million loss related to the decision to sell certain non-strategic hotel assets, which is reflected in the income statements presented for the period.

(3) Includes hotel revenues and expenses with respect to 96 hotels that were leased to either DJONT or subsidiaries of Six Continents Hotels prior to January 1, 2001 and 88 hotels that were leased to Six Continents Hotels prior to July 1, 2001. Prior to the acquisition of the leases, revenues were comprised mainly of percentage lease revenues. Additionally, for the year ended December 31, 2001, we recorded approximately $78 million of non-recurring expenses made up of lease termination costs of $37 million, merger termination costs of $20 million, merger related financing costs of $6 million, swap termination expense of $7 million, loss on hotels held for sale of $7 million, $1 million of extraordinary loss from the write-off of deferred loan costs and abandoned project write-offs of $1 million.

(4) Net income (loss) on a pro forma basis is presented before extraordinary items, and includes $78 million of non-recurring expenses incurred for the year ended December 31, 2001.

(5) In the fourth quarter of 2001, we paid distributions of $0.05 per unit. This reduction from the $0.55 per unit quarterly distribution that we had paid since the third quarter of 1997, was prompted by the decrease in revenues resulting from the events of September 11, 2001, and the general economic downturn. In 1998, we declared a special one-time distribution of accumulated but undistributed earnings and profits as a result of Bristol Hotel Company merging with and into FelCor, in addition to the annual dividend of $2.20 per common unit. The amount of the one-time distribution was $0.345 per common unit.

(6) We consider Funds From Operations to be a key measure of a REIT's performance, which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity.

    The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines Funds From Operations as net income or loss, computed in accordance with GAAP, excluding gains or losses from extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures, and to fund other cash needs. We compute Funds From Operations in accordance with standards established by NAREIT, except that we add back the loss on hotels held for sale, lease termination costs, merger termination costs, non-recurring merger financing costs, loss on hotels held for sale, abandoned projects and swap termination expense to derive Funds From Operations. This may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust Funds From Operations for the loss on hotels held for sale, lease termination costs, merger termination costs, non-recurring merger financing costs, loss on hotels held for sale, abandoned projects and swap termination expense. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including its ability to make cash distributions. Funds From Operations may include funds that may not be available for discretionary use by our management due to requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties.

    The computation of Funds From Operations for FelCor LP and FelCor yields the same result. The following table details our computation of Funds From Operations for FelCor LP.

                                                                                                    PRO FORMA
                                                                   ACTUAL                          (UNAUDITED)
                                            ----------------------------------------------------   ------------
                                                          YEAR ENDED DECEMBER 31,                   YEAR ENDED
                                            ----------------------------------------------------   DECEMBER 31,
                                              1997       1998       1999       2000       2001         2001
                                            --------   --------   --------   --------   --------   ------------
                                                                      (IN THOUSANDS)
Net income................................  $ 69,467   $121,339   $135,776   $ 66,391   $(50,144)   $  (48,230)
Lease termination costs...................                                                36,604        36,604
Swap termination costs....................                                                 7,049         7,049
Merger costs:
  Termination costs.......................                                                19,919        19,919
  Financing costs.........................                                                 5,486         5,486
Gain on sale..............................                                     (2,595)
Loss on hotels held for sale..............                                     63,000      7,000         7,000
Abandoned projects........................                                                   837           837
Series B redeemable preferred
  distributions...........................               (8,373)   (12,937)   (12,937)   (12,937)      (12,937)
Extraordinary charge from write-off of
  deferred financing fees.................       185      3,075      1,113      3,865      1,270
Depreciation..............................    50,798     90,835    152,948    160,745    157,692       157,692
Depreciation from unconsolidated
  entities................................     9,365     10,487      9,995     10,167     10,881        10,881
                                            --------   --------   --------   --------   --------    ----------
Funds From Operations.....................  $129,815   $217,363   $286,895   $288,636   $183,657       184,301
                                            ========   ========   ========   ========   ========    ==========
Weighted average units outstanding(a).....    39,157     58,013     75,251     67,239     66,675        66,675

------------

     (a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units to common units.

(7) EBITDA is computed by adding Funds From Operations, interest expense, our portion of interest expense from unconsolidated entities, amortization expense and our Series B redeemable preferred distributions. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. EBITDA as presented by us may not be comparable to other similarly titled measures used by other companies. The computation of EBITDA for FelCor LP and FelCor yields the same result. A reconciliation of Funds From Operations to EBITDA for FelCor LP is as follows:

                                                                                                    PRO FORMA
                                                                   ACTUAL                          (UNAUDITED)
                                            ----------------------------------------------------   ------------
                                                          YEAR ENDED DECEMBER 31,                   YEAR ENDED
                                            ----------------------------------------------------   DECEMBER 31,
                                              1997       1998       1999       2000       2001         2001
                                            --------   --------   --------   --------   --------   ------------
                                                                      (IN THOUSANDS)
Funds From Operations.....................  $129,815   $217,363   $286,895   $288,636   $183,657     $184,301
Interest expense..........................    28,792     73,182    125,435    158,620    161,226      164,044
Interest expense from unconsolidated
  entities................................     5,895      6,521      6,729      9,188      9,678        9,678
Amortization expense......................     1,111        922        693      1,480      2,093        2,093
Series B redeemable preferred
  distributions...........................                8,373     12,937     12,937     12,937       12,937
                                            --------   --------   --------   --------   --------     --------
EBITDA....................................  $165,613   $306,361   $432,689   $470,861   $369,591     $373,053
                                            ========   ========   ========   ========   ========     ========

(8) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. For the year ended December 31, 2001, and the pro forma year ended December 31, 2001, earnings were insufficient to cover fixed charges by $44 million and $43 million, respectively, because of $78 million of non-recurring expenses included in those periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     References to "we," "us," "our" and similar words in this Management's Discussion and Analysis of Financial Condition and Results of Operations are references to FelCor Lodging Limited Partnership and its consolidated subsidiaries.

GENERAL

     The economic downturn, which started in early 2001, and the aftermath of the terrorist attacks on September 11, resulted in a sharp decline in lodging demand for 2001 and had an adverse effect on our operating results for the year. In 2001 the lodging industry experienced the worst decline in demand in the past 30 years. For the year ended December 31, 2001, our hotels' revenue per available room, or RevPAR, decreased by 11.4% compared to 2000. This decline resulted in lower revenues from our hotels and a reduction in our operating income. Other items that affected our results of operations in 2001 were the termination of the planned merger with MeriStar and the acquisition of our hotel leases. The MeriStar merger was terminated as a result of the adverse impact on the financial markets of the September 11 terrorist attacks. The acquisition of our hotel leases was made possible by the REIT Modernization Act, which became effective on January 1, 2001.

     We raised a net total of $500 million in new capital during 2001, through the issuance of unsecured senior notes, and reduced our borrowings under our line of credit to approximately $50 million at December 31, 2001. On November 8, 2001, we amended our unsecured line of credit. Although we were in compliance with our existing covenants prior to the amendment, it was necessary to amend the line of credit in anticipation of a continued negative RevPAR environment. The amendment allows for the relaxation of certain financial covenants through December 31, 2002, with a step-up in existing covenants on September 30, 2002, but imposes additional limitations on our ability to invest in hotels and make distributions to unitholders.

FINANCIAL COMPARISON

                                                           YEARS ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                                                   % CHANGE             % CHANGE
                                              2001       2000      2001-2000    1999    2000-1999
                                             ------     ------     ---------   ------   ---------
                                             (IN MILLIONS, EXCEPT REVPAR)
Revenue Per Available Room ("RevPAR")......  $65.34     $73.73       (11.4)%   $68.93       6.9%
Funds From Operations ("FFO")..............  $183.7     $288.6       (36.3)    $286.9       0.6
Earnings Before Interest, Taxes,
  Depreciation and Amortization
     ("EBITDA")............................  $369.6     $470.9       (21.5)    $432.7       8.9
Net income (loss)..........................  $(48.9)(1) $ 66.4(2)   (173.6)    $135.8     (51.1)

---------------

     (1) The net loss for the year ended December 31, 2001, includes $78 million of expenses consisting of merger termination costs of $20 million, merger related financing costs of $6 million, lease termination costs of $37 million, swap termination costs of $7 million, a loss on assets held for sale of $7 million, abandoned project write-offs of $1 million, and an extraordinary loss of $1 million from the write-off of deferred loan costs.

     (2) The net income for the year ended December 31, 2000, was reduced by a $63 million loss recognized to reflect the difference between our book value and the estimated realizable value of 25 non-strategic hotel assets that we decided to sell, and a $4 million extraordinary loss from the write-off of deferred loan costs.

REVPAR DECLINE

     Room revenues at our hotels decreased during 2001 as a result of the economic recession and the sharp decline in travel following the terrorist attacks on September 11, 2001. For the year to date period prior to September 11, 2001, our RevPAR decreased 5.1% due to a decrease in the number of occupied rooms as a percentage of available rooms, or occupancy, of
4.1 percentage points to 68.0% partially offset by the slight increase of 0.6% in average daily rate, or ADR, to $104.88. During the four week period following the tragic events of September 11, 2001, our hotels recorded average occupancy rates as low as 33.9%. During that period, we experienced a substantial number of group cancellations, resulting in a significant loss of revenue, primarily affecting our larger hotels. For the 16 weeks from September 11, 2001 to December 31, 2001, our RevPAR decreased 26.3% compared to the same period of 2000. As a result of this decline in revenue, our results from operations for the fourth quarter were significantly reduced. In response, we are actively working with the managers of our hotels to reduce operating costs as well as to provide economic incentives to individuals and business travelers in selected markets to increase demand. In addition, based on our assessment of the current operating environment and in order to conserve capital, future non-essential capital expenditure projects will be approved only as adequate funds become available.

     As a result of a gradual recovery in the level of travel, we have begun to see modest improvements in occupancy and ADR, though they remain below prior year levels. However, our fourth quarter results were significantly lower than the prior year period. Accordingly, we reduced the fourth quarter distribution on our units to $0.05 per unit, resulting in aggregate distribution of $1.70 per unit for the year ended December 31, 2001.

     For the first quarter of 2002, we currently anticipate our portfolio RevPAR will be 16% to 18% below the comparable period of the prior year. Funds from operations, or FFO is expected to be within the range of $27 to $30 million for the first quarter of 2002, and earnings before interest, taxes, depreciation and amortization, or EBITDA, is expected to be within the range of $74 million to $78 million for the same period. We currently anticipate that our hotel portfolio RevPAR for 2002, compared to 2001, will be flat to negative 3%.

     The terrorist attacks of September 11, 2001, were unprecedented. We are unable to predict with certainty if or when lodging demand and rates will return to pre-September 11 levels. We believe that the uncertainty associated with the war on terrorism and possible future terrorist attacks will continue to hamper the travel and lodging industries during much of 2002. Any additional terrorist attack may have a similar or worse effect on the lodging industry than that experienced as a result of the September 11 attacks.

MERGER TERMINATION

     On May 9, 2001, we entered into a merger agreement with MeriStar. On September 21, 2001, MeriStar and we jointly announced the termination of the merger. The decision to terminate the merger resulted from the September 11 terrorist attacks and their subsequent adverse impact on the financial markets. As a result of the merger termination, we expensed $19.9 million associated with the merger and $5.5 million in merger financing costs for the year ended December 31, 2001.

ACQUISITION OF HOTEL LEASES

     Under the REIT Modernization Act that became effective January 1, 2001, we are permitted to lease our hotels to our wholly-owned TRS lessees, provided that the TRS lessees engage third-party management companies to manage the hotels.

     We completed the acquisition of DJONT (which leased 85 of our hotels) effective January 1, 2001. In consideration for the acquisition, we issued approximately 417,000 units, valued at approximately $10 million which, together with DJONT's accumulated deficit of $24.5 million, was recorded as a lease termination cost in the first quarter of 2001.

     On January 1, 2001, we also acquired the leases of 12 of our hotels, together with the associated management contracts, from Six Continents Hotels, for which FelCor issued 413,585 shares of its common stock valued at approximately $10 million, and we issued a corresponding number of partnership units to FelCor, of which $1.7 million was included in lease termination costs and the remainder had been previously accrued for in the loss related to hotels held for sale. Of these hotels, three have been sold, eight have been contributed to a joint venture with Interstate Hotels Corporation, or IHC, and one will be retained.

     Effective July 1, 2001, we acquired the remaining 88 of our hotel leases held by Six Continents Hotels in exchange for long-term management agreements. In exchange for the assignment of the leases to our wholly-owned TRS, FelCor issued 100 shares of its common stock, and we entered into long-term management agreements with Six Continents Hotels covering the 88 hotels. The management fees payable to Six Continents Hotels under the new management agreements on the 88 hotels were structured so that the historical cash flows for the year ended December 31, 2000, for both us and Six Continents Hotels, would have been approximately the same had the management agreements replaced the leases on January 1, 2000. These management fees, which are higher than those paid by us to other managers for comparable services, include compensation to Six Continents Hotels for both management services and the acquisition of the 88 leases.

     Unlike the leases, where the rent payable to us would vary only as a result of changes in hotel revenues, under the management agreements our cash flow and net income also will vary as a result of changes in the operating margins of the hotels. We entered into the transactions to acquire the leases and DJONT based upon our belief that, in the long term, lodging demand will exceed new supply and that operational efficiencies will increase industry-wide for a variety of reasons, including the impact of new technologies allowing lower-cost delivery of services and providing new revenue sources that are not labor-intensive, such as in-room entertainment and direct and in-room marketing to guests. In addition, we believe that our ownership of the lessees on our hotels eliminates a potential divergence of interest between the lessor, who benefits from having management maximize revenues, even at the expense of profits, and the lessee, who benefits from having management maximize profits, even at the expense of revenues.

     We acquired DJONT from entities controlled by Mr. Corcoran and the children of Mr. Mathewson. Because of the conflict between our interests and those of Messrs. Corcoran and Mathewson in connection with our acquisition of DJONT, FelCor's board of directors appointed a special committee of three independent directors who, with the assistance of an investment advisor, determined the price to be paid for DJONT and concluded that the transaction was fair to us from a financial point of view. Neither Mr. Corcoran nor Mr. Mathewson participated in any discussion or vote of the FelCor board of directors regarding this transaction. The acquisition of leases from Six Continents Hotels was negotiated, on an arms-length basis, by FelCor's senior management with the officers of Six Continents Hotels. Each party was represented by separate counsel. Because of his position with Six Continents plc, Mr. North abstained from participating in any discussion or vote by FelCor's board of directors relating to the acquisition of leases from Six Continents Hotels.

     The recent economic slowdown combined with the sharp reduction in travel following the terrorist attacks of September 11, have resulted in declines in RevPAR and in an erosion in operating margins during the year ended December 31, 2001, as compared to the same periods of 2000. So long as the operating margins for our hotels remain below the levels experienced during 2000, we expect the hotel operating results to be generally less favorable to us than the leases would have been.

INSURANCE

     Following the events of September 11, 2001, certain types of insurance coverage, such as for acts of terrorism, are unavailable or are only available at a cost that is prohibitive. In an effort to keep our cost of insurance within reasonable limits, we have not purchased terrorism insurance at the current prohibitive prices. We have also increased our deductible amounts under policies of flood, wind and general liability insurance, which increases our risk of incurring losses that are uninsured or not fully insured. Should losses that are uninsured or not fully insured be substantial, they could have a material adverse impact on our operating results and cash flows.

RESULTS OF OPERATIONS

THE COMPANY -- ACTUAL

  Comparison of the Years Ended December 31, 2001 and 2000

     Prior to December 31, 2000, we leased 184 hotels to either DJONT or Six Continents Hotels and reported the lease revenue from the percentage lease agreements. Our historical revenues for 2000 represented principally rental income on leases. Expenses during this period represented specific ownership costs including real estate and property taxes, property insurance and ground leases. Effective January 1, 2001, through our TRSs, we acquired 96 of these hotel leases and, effective July 1, 2001, acquired the leases on our remaining 88 hotels, assuming all operating risks and rewards of these 184 hotels. As a result of acquiring these leases, we reported hotel operating revenues and expenses. Our expenses included all hotel operating costs including management fees, salary expenses, hotel marketing, utilities, and food and beverage costs, in addition to ownership costs. Accordingly, operating results for the year ended December 31, 2001, are not directly comparable to the same period in 2000.

     For the year ended December 31, 2001, we recorded total revenues of $1.2 billion compared to $540 million for the year ended December 31, 2000. The increase in total revenues of $661 million is principally associated with reporting hotel operating revenues in 2001 rather than percentage lease revenue reported in the previous year. The 96 hotels acquired from DJONT contributed approximately $788 million in hotel operating revenue in 2001, compared to $277 million in percentage lease revenue for 2000. The 88 hotels acquired July 1, 2001 from Six Continents Hotels contributed approximately $115 million in percentage lease revenue and $295 million in hotel operating revenue, following the acquisition of these leases, compared to $260 million in percentage lease revenue for these same hotels in 2000.

     Total operating expense increased $814 million for the year ended December 31, 2001, over the same period in 2000, primarily as a result of the inclusion of hotel operating expenses, management fees and other property related costs of $711 million, which were not included in the same period of 2000 prior to our acquisition of the hotel leases. Also included in total operating expenses for 2001 are lease termination costs; merger termination costs; depreciation; taxes, insurance and lease expense; and corporate expenses.

     Taxes, insurance and lease expense increased by $49 million for year ended December 31, 2001, over 2000. The majority of this increase is related to percentage lease expense paid to unconsolidated ventures owning hotels whose operations were acquired with the acquisition of DJONT. We included in operating expenses $37 million of costs associated with the acquisition of DJONT and the Six Continents Hotels leases, and $20 million of expenses associated with the termination of the MeriStar merger. We also incurred $6 million in merger related financing costs related to the $300 million in senior debt that was repaid in October as a result of the termination of the MeriStar merger.

     In connection with the issuance of favorably priced fixed rate debt, and the prepayment of floating rate debt, we terminated $250 million of interest rate swaps, resulting in a $7 million swap termination cost. In June 2000, we announced our intention to sell 25 non-strategic hotels and, in 2000, recorded an expense of $63 million representing the difference between the net book value of these hotels and their estimated net proceeds from sale. In 2001, an additional $7 million loss provision was recorded related to the remaining 13 hotels held for sale. We continue to actively market the remaining hotels held for sale.

     Equity in income from unconsolidated entities decreased $8 million in 2001, compared to 2000. The principal reasons for the decrease in 2001 were a gain of $4 million recorded in 2000 from the development and sale of condominiums by an entity in which we own a 50% equity interest and a decline in percentage lease revenue in 2001 from these unconsolidated entities related to a 11.2% decline in RevPAR for the hotels owned by them.

     We recorded a net loss applicable to unitholders of $75 million in 2001, compared to a net income of $42 million in 2000. The principal components of the loss in 2001 were the decrease in hotel RevPAR of 11.4%, contraction of hotel operating margins principally associated with the decline in RevPAR, costs of terminating the MeriStar merger of $20 million, merger financing costs of $6 million, lease termination costs of $37 million associated with acquiring hotel leases, swap termination costs of $7 million associated with repayment of variable rate debt, and a loss on assets held for sale of $7 million.

  Comparison of the pro forma years ended December 31, 2001 and 2000

     Between January 1 and July 1, 2001, we acquired the operating leases covering all of our hotels and contributed them to our TRSs. As the leases were acquired, we began receiving and recording direct hotel revenues and expenses, rather than percentage lease revenue. Consequently, a comparison of historical results for the year ended December 31, 2001 to the year ended December 31, 2000 may not be as meaningful as a discussion of pro forma results. Accordingly, we have included a discussion of the comparison of the pro forma results of operations. The pro forma results of operations for the years ended December 31, 2001 and 2000 assumes that the following occurred on January 1, 2000:

     - Our acquisition of DJONT for 416,667 units valued at approximately $10 million;

     - Our acquisition of 12 hotel leases, together with their associated management contracts, from Six Continents Hotels for which FelCor issued 413,585 shares of its common stock valued at approximately $10 million; and

     - Our acquisition of the remaining 88 hotel leases held by Six Continents Hotels.

                       FELCOR LODGING LIMITED PARTNERSHIP
                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                           (UNAUDITED, IN THOUSANDS)

                                                              PRO FORMA    PRO FORMA
                                                                 2001         2000
                                                              ----------   ----------
Total revenues..............................................  $1,442,974   $1,667,270
Total operating expenses....................................   1,261,163    1,402,018
Merger termination costs....................................      19,919
                                                              ----------   ----------
Operating income............................................     161,892      265,252
Interest expense, net:
  Recurring financing.......................................     158,343      156,712
  Merger related financing..................................       5,486
Swap termination expense....................................       7,049
Loss on assets held for sale................................       7,000       63,000
                                                              ----------   ----------
Income (loss) before equity in income from unconsolidated
  entities, minority interests, gain on sale of assets and
  extraordinary items.......................................     (15,986)      45,540
Equity in income from unconsolidated entities...............       7,346       11,484
  Minority interests........................................      (3,585)      (3,570)
  Gain on sale of assets....................................       3,417        4,388
                                                              ----------   ----------
Net income (loss) before extraordinary items................      (8,808)      57,842
Preferred distributions.....................................     (24,600)     (24,682)
                                                              ----------   ----------
Net income (loss) applicable to unitholders before
  extraordinary items.......................................  $  (33,408)  $   33,160
                                                              ==========   ==========

                       FELCOR LODGING LIMITED PARTNERSHIP
                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           (UNAUDITED, IN THOUSANDS)

                                                         FELCOR LP
                                                         HISTORICAL                  PRO FORMA
                                                            2001      ADJUSTMENTS       2001
                                                         ----------   -----------    ----------
Total revenues.........................................  $1,200,971   $  242,003(a)  $1,442,974
Total operating expenses...............................   1,059,226      201,937(b)   1,261,163
Merger termination costs...............................      19,919                      19,919
                                                         ----------   ----------     ----------
Operating income.......................................     121,826       40,066        161,892
Interest expense, net:
  Recurring financing..................................     158,343                     158,343
  Merger related financing.............................       5,486                       5,486
Swap termination expense...............................       7,049                       7,049
Loss on assets held for sale...........................       7,000                       7,000
                                                         ----------   ----------     ----------
Income (loss) before equity in income from
  unconsolidated entities, minority interests, gain on
  sale of assets and extraordinary items...............     (56,052)      40,066        (15,986)
Equity in income from unconsolidated entities..........       7,346                       7,346
  Minority interests...................................      (3,585)                     (3,585)
  Gain on sale of assets...............................       3,417                       3,417
                                                         ----------   ----------     ----------
Net income (loss) before extraordinary items...........     (48,874)      40,066         (8,808)
Preferred distributions................................     (24,600)                    (24,600)
                                                         ----------   ----------     ----------
Net income (loss) applicable to unitholders before
  extraordinary items..................................  $  (73,474)  $   40,066     $  (33,408)
                                                         ==========   ==========     ==========

                       FELCOR LODGING LIMITED PARTNERSHIP
                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                           (UNAUDITED, IN THOUSANDS)

                                                         FELCOR LP
                                                         HISTORICAL                   PRO FORMA
                                                            2000      ADJUSTMENTS        2000
                                                         ----------   ------------    ----------
Total revenues.........................................   $539,964    $  1,127,306(a) $1,667,270
Total operating expenses...............................    265,634       1,136,384(b)  1,402,018
Merger termination costs...............................
                                                          --------    ------------    ----------
Operating income.......................................    274,330          (9,078)      265,252
Interest expense, net:
  Recurring financing..................................    156,712                       156,712
  Merger related financing
Swap termination expense
Loss on assets held for sale...........................     63,000                        63,000
                                                          --------    ------------    ----------
Income (loss) before equity in income from
  unconsolidated entities, minority interests, gain on
  sale of assets and extraordinary items...............     54,618          (9,078)       45,540
Equity in income from unconsolidated entities..........     14,820          (3,336)(c)     11,484
  Minority interests...................................     (3,570)                       (3,570)
  Gain on sale of assets...............................      4,388                         4,388
                                                          --------    ------------    ----------
Net income (loss) before extraordinary items...........     70,256         (12,414)       57,842
Preferred distributions................................    (24,682)                      (24,682)
                                                          --------    ------------    ----------
Net income (loss) applicable to unitholders before
  extraordinary items..................................   $ 45,574    $    (12,414)   $   33,160
                                                          ========    ============    ==========

     Pro forma numbers presented represent our historical revenues and expenses, except as described by pro forma changes below.

     Pro forma adjustments:

          (a) Total revenue adjustments consist of the changes in our historical revenue from the elimination of historical percentage lease revenue and the addition of historical hotel operating revenues.

          (b) Total operating expense adjustments consist of the changes in our historical operating expense from the elimination of historical lease termination costs in 2001, the addition of historical hotel operating expenses and the elimination of percentage lease expense. Additionally, for the 88 hotels managed by Six Continents Hotels, the adjustments record management fees at their new contractual rates and the elimination of historical franchise fees, which are included in management fees.

          (c) Equity in income from unconsolidated entities represents historical equity in income from unconsolidated entities after the elimination in 2000 of $3 million related to minority interest expense on DJONT.

     Pro forma revenues decreased $224 million in 2001, primarily as a result of the continuing economic recession and disruptions in business and leisure travel patterns following the terrorist attacks on September 11, 2001. As a result of these events, both business and leisure travel declined significantly during the year ending December 31, 2001, compared to the same pro forma period in 2000. During 2001 our hotels' RevPAR decreased 11.4%, comprised of a decrease in occupancy of 6.6 percentage points to 63.9% and a decline in ADR of 2.4% to $102.18. During the four-week period following the terrorist attacks on September 11, 2001, our hotels recorded average occupancy rates as low as 33.9%. However, our Hotel RevPAR performance improved throughout the fourth quarter, with RevPAR decreases compared to the prior year periods, of 25.2% in October, 23.6% in November, and 18.8% in December.

We continue to see improvements in both occupancy and ADR, although they remain below prior year levels.

     Pro forma operating expenses decreased $141 million in 2001 compared to 2000 but pro forma operating expense as a percentage of total revenue increased from 84% to 89%. The principal reason for the increased operating expense as a percentage of total revenue was a 260 basis point drop in hotel operating margins (gross operating profit less franchise and management fees). This margin compression primarily relates to increased labor costs, the cost of frequent guest programs and utility costs as a percentage of total revenue. The pro forma increase in costs as a percentage of pro forma revenue is principally related to the decrease in hotel revenue previously discussed. We have been actively working with our managers to implement cost cutting programs at the hotels to stabilize the hotel operating profits. These measures include reducing labor costs, streamlining staffing, and consolidating operations by closing unused floors in hotels when possible.

     Pro forma interest expense net of interest income increased $7 million. The principal reason for the increase is $6 million of merger related financing costs.

     Pro forma equity in income from unconsolidated entities decreased $4 million, principally as the result of the decreased hotel revenues previously discussed.

  Comparison of the Years Ended December 31, 2000 and 1999

     For the year ended December 31, 2000, we recorded net income of $66 million compared to $136 million for the year ended December 31, 1999. Included in expense for the year ended December 31, 2000, is an expense of $63 million related to 25 non-strategic hotels that we identified as held for sale. The expense represents the difference between the net book value of the hotels and their estimated net realizable value. Net income excluding the reserve would have been $129 million.

     Our total revenues increased $47 million to $540 million for the year ended December 31, 2000, compared to $493 million for the year ended December 31, 1999. This increase is principally from increased percentage lease revenues of $46 million, which increased to $537 million from $491 million in the prior year.

     Changes in our hotels' room and suite revenues significantly affect us because our principal source of revenue historically has been rent payments from the lessees under the percentage leases. The percentage leases provide for rent based on a percentage of room and suite revenue, food and beverage revenue, food and beverage rents, and in some instances, other hotel revenues. During 2000 and 1999, percentage lease revenue derived from room and suite revenue represented 90% and 91% of total percentage lease revenue, respectively. RevPAR, which is a measure of room and suite revenue, increased by 7.0% in 2000 for all of our hotels. This increase in RevPAR resulted from increases in both occupancy and ADR. For the year ended December 31, 2000, ADR increased by 3.7% over the prior year and Occupancy increased by 2.2 percentage points. Our ability to achieve increases in room and suite revenue and RevPAR at our hotels is affected, among other things, by overall demand in the marketplace, room supply and the success of our renovation, redevelopment and rebranding program. We had 59 hotels that had undergone renovation, redevelopment or rebranding in either 1999 or 2000, and that are identified by us as non-comparable hotels. The non-comparable hotels reflected increases in RevPAR of 10.1%, which was greater than the results for hotels that had not recently undergone renovation.

     We generally seek to improve those hotels that management believes can achieve increases in room and suite revenue and RevPAR as a result of renovation, redevelopment and rebranding. Since the beginning of 1998 through 2000, we had spent nearly $550 million in capital improvements to our hotels. Management attributes much of the improvement in RevPAR to these capital improvements.

     Operating expenses increased $26 million in the year ended December 31, 2000, to $266 million from $239 million in 1999. The principal components of the increase in operating expense were taxes, insurance and lease expense and depreciation expense.

     Taxes, insurance and lease expense increased by $16 million in 2000, compared to the prior year, and increased as a percentage of total revenue from 15.6% to 17.2%. This increase in expenses was principally from increases in real estate and personal property taxes. Our real estate and personal property taxes increased from higher assessed values generally resulting from the major renovations completed over the past three years.

     Depreciation expense increased by $8 million in 2000, compared to the prior year, and decreased as a percentage of total revenue from 31.0% to 29.8%. Depreciation expense increased principally as a result of additional depreciation related to fixed asset additions of $95 million in 2000 and $222 million in 1999.

     Interest expense, net increased by $34 million for the year ended December 31, 2000, compared to 1999, and increased as a percentage of total revenue from 24.9% to 29.0%. This increase is principally the result of the following items:

     - Our average debt outstanding increased in 2000 by approximately $197 million over the prior year. The increase in average debt resulted principally from stock repurchases in 2000 of approximately $87 million and capital expenditures in 2000 totaling approximately $101 million.

     - The average interest rate on our indebtedness increased from about 7% in 1999 to nearly 8% in 2000.

     - We capitalized interest related to major renovations of approximately $5 million in 1999 but, because of reduced renovation activity in 2000, we had only $1 million of interest capitalized in 2000.

     In 2000, we recorded a loss on assets held for sale of $63 million. We identified for sale 25 non-strategic hotels and recorded a loss representing the difference between the net book value of these hotels compared to the anticipated net sales proceeds.

     Equity in income from unconsolidated entities increased by $6.3 million in 2000 compared to 1999. The principal reasons for this increase in 2000 were a $3.7 million gain recorded in 2000 from the development and sale of the Brighton Beach condominiums at Kingston Plantation in Myrtle Beach, South Carolina, by an entity in which we own a 50% equity interest and the operations of a hotel in which we acquired a 50% equity interest in the fourth quarter of 1999.

     We also recorded gains on the sale of two hotels of $2.6 million and $1.8 million for the sale of excess land during the year ended December 31, 2000 and an extraordinary charge of $3.9 million for the write-off of deferred loan costs associated with debt that was retired in 2000, prior to its maturity.

Funds From Operations and EBITDA

     We consider FFO and EBITDA to be key measures of a REIT's performance and should be considered along with, but not as an alternative to, net income and cash flow as a measure of our operating performance and liquidity.

     The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from extraordinary items and sales of properties, plus real estate related depreciation and amortization, after comparable adjustments for the applicable portion of these items related to unconsolidated entities and joint ventures. We believe that FFO and EBITDA are helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of the ability of the REIT to incur and service debt, to make capital expenditures, to pay distributions and to fund other cash needs. We compute FFO in accordance with standards established by NAREIT, except that we add back lease termination costs, merger termination costs, merger financing costs, abandoned projects, provision for losses on hotels held for sale and interest rate swap termination expense to derive FFO. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust FFO for lease termination costs, merger termination costs, merger financing costs, abandoned projects, provision for losses on hotels held for sale and interest rate swap termination expense. FFO and EBITDA do not represent cash generated from operating activities as determined by GAAP, and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor does it necessarily reflect the funds available to fund our cash needs, including our ability to make cash distributions. FFO and EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties.

     The following table details the computation of FFO (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
FUNDS FROM OPERATIONS (FFO):
  Net income (loss)..................................  $(50,144)  $ 66,391   $135,776
     Gain on sale of hotel...........................               (2,595)
     Extraordinary charge from write-off of deferred
       financing fees................................     1,270      3,865      1,113
     Provision for losses on hotels held for sale....     7,000     63,000
     Abandoned projects..............................       837
     Swap termination expense........................     7,049
     Lease termination costs.........................    36,604
     Merger costs:
       Termination costs.............................    19,919
          Financing costs............................     5,486
     Series B preferred dividends....................   (12,937)   (12,937)   (12,937)
     Depreciation....................................   157,692    160,745    152,948
     Depreciation from unconsolidated entities.......    10,881     10,167      9,995
                                                       --------   --------   --------
  FFO................................................  $183,657   $288,636   $286,895
                                                       ========   ========   ========
  Weighted average units outstanding(1)..............    66,675     67,239     75,251
                                                       ========   ========   ========

     The following table details the computation of EBITDA (in thousands):

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
EBITDA:
Funds from Operations.......................................  $183,657   $288,636   $286,895
  Interest expense..........................................   161,226    158,620    125,435
  Interest expense of unconsolidated entities...............     9,678      9,188      6,729
  Amortization expense......................................     2,093      1,480        693
  Series B preferred distributions..........................    12,937     12,937     12,937
                                                              --------   --------   --------
EBITDA......................................................  $369,591   $470,861   $432,689
                                                              ========   ========   ========

---------------

(1) Weighted average units outstanding are computed including dilutive options, unvested stock grants, and assuming conversion of Series A preferred units to units.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal source of cash to meet our cash requirements, including distributions to unitholders and repayments of indebtedness, is from the results of operations of our hotels. For the year ended December 31, 2001, net cash flow provided by operating activities, consisting primarily of hotel operations, was $131 million and FFO was $184 million. We currently expect that our operating cash flow will be sufficient to fund our continuing operations, including our required capital expenditures, debt service obligations and distributions to unitholders required for FelCor to maintain its REIT status. However, due to the sharp reduction in travel following the terrorist attacks of September 11 and the resultant drop in RevPAR and profits from our hotel operations, we plan to limit distributions to holders of our units to our available cash flow. Accordingly, distributions to holders of our units and FelCor's common stock may be significantly reduced or possibly eliminated in future periods.

     Recent events, including the terrorist attacks of September 11, 2001, the ongoing war against terrorism by the United States and the bankruptcy of Enron Corp., have had an adverse impact on certain capital markets. These events, an escalation in the anti-terrorism war, new terrorist attacks or additional bankruptcies could further adversely affect the availability and cost of capital for our business. In addition, should the anticipated recovery of the overall economy, and of the lodging industry, fail to occur or be delayed significantly, that too could adversely affect our operating cash flow and the availability and cost of capital for our business. For example, should any such events result in a reduction in our current debt ratings by Moody's and Standard & Poor's, the interest rates payable under $900 million of our outstanding unsecured senior notes would be increased by 50 basis points.

     Prior to January 1, 2001, substantially all of our hotels were leased to third parties under leases providing for the payment of rent based, in part, upon revenues from the hotels. Accordingly, our risks were essentially limited to changes in hotel revenues and to the lessees' ability to pay the rent due under the leases. On January 1, 2001, we acquired the leaseholds of 96 of our hotels and on July 1, 2001, we acquired our remaining 88 hotel leases. As a result of these acquisitions, we also became subject to the risks of fluctuating hotel operating margins at our hotels, including but not limited to wage and benefit costs, repair and maintenance expenses, utilities, liability insurance, and other operating expenses which can fluctuate disproportionately to revenues. These operating expenses are more difficult to predict and control than percentage lease revenue, resulting in an increased risk of volatility in our results of operations. The recent economic slowdown and the sharp drop in occupancy following the terrorist attacks of September 11 resulted both in declines in RevPAR and an erosion in operating margins during the year ended December 31, 2001, compared to 2000. If the declines in hotel RevPAR and/or operating margins worsen or continue for a protracted time, they could have a material adverse effect on our operations and earnings.

     On May 9, 2001, we entered into a merger agreement with MeriStar. On September 21, 2001, MeriStar and we jointly announced the termination of the merger. The decision to terminate the merger resulted from the September 11 terrorist attacks and the subsequent disruption in the financial markets. As the result of the merger termination, we recorded expenses aggregating $19.9 million associated with the merger and recognized $5.5 million of merger financing costs.

     On January 11, 2001, we completed the private placement of $100 million in senior unsecured notes that were issued under the same indenture as the Old Notes. The proceeds were used initially to pay down our line of credit. In October 2001, we exchanged these privately placed senior notes for notes with identical terms that were registered under the Securities Act of 1933.

     In March 2001, we contributed eight of our hotels held for sale to a joint venture in which one of our subsidiaries holds a 50% equity interest, and a subsidiary of IHC holds the other 50% equity interest. Another subsidiary of IHC manages these hotels. Pursuant to the joint venture agreement, IHC contributed $8.1 million to the new venture. The venture closed on a non-recourse mortgage loan of approximately $52 million with cash proceeds going to us. In addition to our 50% equity interest, we retained a preferred interest of approximately $17 million in the venture and also made a loan of approximately $4.2 million to IHC, secured by its interest in the venture.

     On June 4, 2001, we completed the private placement of $600 million in 8 1/2% senior unsecured notes that mature in 2011. Approximately $315 million of the proceeds were placed in escrow, pending the closing or termination of the merger with MeriStar. In October 2001, as the result of the merger termination, in accordance with the requirements of the indenture governing the notes, we redeemed $300 million in principal amount of these notes. The redemption price was 101% of the principal amount redeemed plus accrued interest and was paid out of the $315 million in escrowed funds. In October 2001, we exchanged the remaining privately placed notes for notes with identical terms that were registered under the Securities Act of 1933.

     In June 2001, in connection with the issuance of fixed rate senior notes and the subsequent prepayment of floating rate debt, we terminated $200 million of interest rate swaps, resulting in a $4.8 million swap termination cost recorded in the second quarter.

     On December 3, 2001, we completed the private placement of the Old Notes. The Old Notes were issued at a discount to yield 9.6%. The proceeds were used initially to pay down our line of credit. In connection with the issuance of the Old Notes and the prepayment of floating rate debt, we terminated $50 million of interest rate swaps resulting in a $2.2 million swap termination cost recorded in the fourth quarter.

     On July 26, 2001, we entered into an amended and restated credit agreement, pursuant to which we obtained an increase in our line of credit from $600 million to $615 million. The maturity of the line of credit was also extended from August 1, 2003, to October 31, 2004, but we have the right to extend the maturity date for two consecutive one-year periods, subject to certain conditions.

     On November 8, 2001, we further amended our unsecured line of credit. Although we were in compliance with our existing covenants prior to the amendment, it was necessary to amend the line of credit in anticipation of a continued negative RevPAR environment. The amendment allows for the relaxation of certain financial covenants through December 31, 2002, with a step-up in covenants in September 30, 2002, including the unsecured interest coverage, fixed charge coverage, and total leverage tests. The interest rate remains on the same floating rate basis with a tiered spread based on our debt leverage ratio, but with added tiers to reflect the higher permitted leverage. The lenders' commitments under the line of credit remain at $615 million, and we had approximately $50 million outstanding under the facility at December 31, 2001.

     In addition to the financial covenants, our line of credit includes certain other affirmative and negative covenants, including: restrictions on our ability to create or acquire wholly-owned subsidiaries, restrictions on the operation/ownership of our hotels, limitations on our ability to lease property or guarantee leases of other persons, limitations on our ability to make restricted payments, limitations on our ability to merge or consolidate with other persons, issue stock of our subsidiaries and sell all or substantially all of our assets, restrictions on our ability to construct new hotels or acquire hotels under construction, limitations on our ability to change the nature of our business, limitations on our ability to modify certain instruments, limitations on our ability to create liens, limitations on our ability to enter into transactions with affiliates and limitations on our ability to enter into joint ventures. Under the most recent amendment to our line of credit, we agreed to certain more stringent limitations through September 30, 2002. After January 1, 2002, we may acquire hotel properties and make joint venture investments, subject to compliance with debt limitations, but with flexibility to make at least $50 million of acquisitions and $20 million of joint venture investments, subject to increases under certain circumstances. Also, we may be limited in making discretionary capital expenditures through September 30, 2002, except for the expansion or renovation of our existing hotels in an aggregate amount of $20 million, subject to an increase under certain circumstances. At December 31 2001, we were in compliance with all of these covenants.

     Unless our business has recovered sufficiently from the sharp declines in RevPAR experienced following the September 11 terrorist attacks, upon expiration of the relaxation in financial covenants provided by the November amendment to our line of credit, we may be unable to satisfy the original covenant requirements. In such an event, we may need to obtain further amendments from our lenders on the line of credit. We are not certain whether, to what extent, or upon what terms the lenders may be willing to continue a relaxation of the covenants. Further amendments to our line of credit may result in additional restrictions on us and may adversely affect our ability to run our business and financial affairs. At December 31, 2001, we had, and currently have, sufficient cash on hand to repay our line of credit borrowings in full.

     Failure to satisfy any of the financial or other covenants under our line of credit would constitute an event of default, notwithstanding our ability to meet our debt service obligations. Other events of default under our line of credit include, without limitation, a default in the payment of other indebtedness of $10 million or more, bankruptcy and a change of control.

     Our management currently anticipates that we will meet our financial covenants under the RevPAR guidance provided by us at our fourth quarter earnings conference call on February 1, 2002. For the first quarter of 2002, we currently anticipate that our portfolio RevPAR will be 16% to 18% below the comparable period of the prior year. FFO is expected to be within the range of $27 to $30 million for the first quarter of 2002, and EBITDA is expected to be within the range of $74 million to $78 million for the same period. The RevPAR decline for 2002 compared to the same period in 2001, was approximately 21.5% for January 2002, 15.5% for February 2002, and was 13.5% for the first 21 days of March 2002.

     Our other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than those in the line of credit. Most of our mortgage debt is nonrecourse to us and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of the mortgage debt is prepayable, subject, however, to various prepayment penalties, yield maintenance, or defeasance obligations.

     We currently anticipate that full year 2002 hotel portfolio RevPAR, compared to 2001, will be flat to negative 3%. RevPAR changes by quarter for 2002, compared to 2001, are currently expected to fall within the following ranges:

First quarter...............................................  (16)% to (18)%
Second quarter..............................................    (4)% to (7)%
Third quarter...............................................        6% to 9%
Fourth quarter..............................................      13% to 16%

     FFO for 2002 is anticipated to be within the range of $147 to $174 million and EBITDA to be within the range of $340 to $360 million. We are currently anticipating 2002 maintenance capital expenditures of between $40 and $50 million depending upon the pace of the anticipated economic recovery.

     Our decision to pay a quarterly distribution will be determined each quarter based upon the operating results of that quarter, economic conditions, and other operating trends. We currently anticipate that we should be able to pay an aggregate of $1.00 in distributions per unit during 2002, based on the low end of our current FFO estimates.

     On December 31, 2001, our line of credit represented approximately 2.6% of our total debt, with $50 million outstanding. We also maintain flexibility in working with our lenders, as a result of our $129 million of cash and equivalents on hand, $2.8 billion of unencumbered assets, and a breakeven portfolio hotel occupancy, after debt service and preferred equity distributions, of approximately 50%. The $565 million of capacity under our line of credit is expected to remain available to take advantage of opportunities that may present themselves as the industry begins to recover in late 2002 and 2003.

     We may incur indebtedness to make property acquisitions, to fund FelCor so it may purchase shares of its capital stock, or to meet distribution requirements imposed on a REIT under the Internal Revenue Code, to the extent that working capital and cash flow from our investments are insufficient for such purposes.

     FelCor's board of directors has authorized FelCor to repurchase up to $300 million of its outstanding common shares. Stock repurchases may, at the discretion of its management, be made from time to time at prevailing prices in the open market or through privately negotiated transactions. Beginning in January

2001, through March 27, 2001, FelCor repurchased approximately 179,000 shares of its outstanding common stock on the open market for approximately $4 million. The stock repurchase program has been suspended, and since March 27, 2001, FelCor has not repurchased any additional shares of its common stock in the open market.

     At December 31, 2001, we had $129 million of cash and cash equivalents. Certain significant credit and debt statistics at December 31, 2001, are as follows:

     - Interest coverage ratio of 2.3x for the twelve month period ended December 31, 2001

     - Borrowing capacity of $565.2 million under our line of credit

     - Consolidated debt equal to 42.8% of our investment in hotels, at cost

     - Fixed interest rate debt equal to 88% of our total debt

     - Weighted average maturity of fixed interest rate debt of approximately
       6.8 years

     - Mortgage debt to total assets of 16.8%

     - Debt of approximately $13 million maturing in 2002

     - Debt of approximately $35 million maturing in 2003

     - Debt of approximately $239 million maturing in 2004

     The following details our debt outstanding at December 31, 2001 and 2000 (in thousands):

                                       DECEMBER 31,
                                           2001                           DECEMBER    DECEMBER 31,
                          COLLATERAL   INTEREST RATE    MATURITY DATE       2001          2000
                          ----------   -------------   ---------------   ----------   ------------
FLOATING RATE DEBT:
Line of credit..........  None             4.48%       October 2004      $   49,674    $  112,000
Mortgage debt...........  3 hotels                     February 2003                       61,909
Publicly-traded term
  notes-swapped.........  None             5.40        October 2004         174,633
Promissory note.........  None             3.88        June 2016                650           650
                                           ----                          ----------    ----------
Total floating rate
  debt..................                   5.19                             224,957       174,559
                                                                         ----------    ----------
FIXED RATE DEBT:
Line of
  credit -- swapped.....  None                         October 2004                       250,000
Publicly-traded term
  notes.................  None                         October 2004                       174,505
Publicly-traded term
  notes.................  None             7.63        October 2007         124,419       124,320
Publicly-traded term
  notes.................  None             9.50        September 2008       595,525       394,731
Publicly-traded term
  notes.................  None             8.50        June 2011            297,655
Mortgage debt...........  15 hotels        7.24        November 2007        137,541       140,148
Mortgage debt...........  7 hotels         7.54        April 2009            95,997        97,604
Mortgage debt...........  6 hotels         7.55        June 2009             72,209        73,389
Mortgage debt...........  7 hotels         8.73        May 2010             142,254       144,032
Mortgage debt...........  8 hotels         8.70        May 2010             182,802       184,829
Other...................  13 hotels        6.96        2000-2005             65,049        80,124
                                           ----                          ----------    ----------
Total fixed rate debt...                   8.59                           1,713,451     1,663,682
                                           ----                          ----------    ----------
Total debt..............                   8.19%                         $1,938,408    $1,838,241
                                           ====                          ==========    ==========

     All of our floating rate debt at December 31, 2001, was based upon LIBOR. One month LIBOR at December 31, 2001 was 1.876%.

     We had approximately $2.8 billion of unencumbered assets at December 31, 2001.

     At December 31, 2001, we had $175 million of publicly traded term notes due October 2004 that were matched with interest rate swap agreements which effectively convert the fixed interest rate on the notes to a variable interest rate. These interest rate swap agreements were entered into during the fourth quarter of 2001 and have a maturity date of October 2004, coinciding with the maturity date of the publicly traded term notes. We entered into six separate interest rate swap agreements with three different financial institutions. Under these agreements, we receive a fixed rate of 7.375% and pay the six-month LIBOR rate plus a spread ranging from 2.57% to 3.54%. The weighted average spread over LIBOR is 3.20%. The credit ratings for the financial institutions that are the counter-parties on the interest rate swap agreements range from A- to AA.

     We spent approximately $65 million on upgrading and renovating our hotels during the year ended December 31, 2001. Notwithstanding the current significant economic downturn, we believe that our hotels will continue to benefit from our extensive capital expenditure programs in previous years. We currently anticipate 2002 maintenance capital expenditures of between $40 and $50 million, depending upon the pace of the anticipated economic recovery.

Contractual Obligations

     We have obligations and commitments to make future payments under debt and operating land lease contracts. The following schedule details these obligations at December 31, 2001 (in thousands).

                                              LESS THAN    1 -- 3    4 -- 5      AFTER
                                   TOTAL       1 YEAR      YEARS      YEARS     5 YEARS
                                 ----------   ---------   --------   -------   ----------
Debt...........................  $1,946,176    $12,922    $273,807   $56,851   $1,602,596
Discount accretion over term of
  debt.........................      (7,768)
Operating leases...............     168,038      4,736       9,491     9,164      144,647
                                 ----------    -------    --------   -------   ----------
          Total contractual
            obligations........  $2,106,446    $17,658    $283,298   $66,015   $1,747,243

     We have guaranteed the payment of a full recourse loan for one of our 50% owned unconsolidated ventures. The following schedule details this obligation at December 31, 2001 (in thousands):

                                      TOTAL AMOUNTS   LESS THAN   1 -- 3   4 -- 5     OVER
                                        COMMITTED      1 YEAR     YEARS    YEARS    5 YEARS
                                      -------------   ---------   ------   ------   --------
Guarantee...........................      $440          $143       $285     $12

Investments in Unconsolidated Entities

     At December 31, 2001, we had unconsolidated 50% investments in ventures that own an aggregate of 24 hotels. None of our directors, officers or employees owns any interest in any of these joint ventures. These ventures had approximately $266 million of non-recourse mortgage debt relating to 15 of the hotels. This debt is not reflected as a liability on our consolidated balance sheet. The liability of our subsidiaries that are members or partners in these ventures is generally limited to the guarantee of the borrowing venture's personal obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the venture and other typical exceptions from the nonrecourse provisions in the mortgages, such as for environmental liabilities. One real estate joint venture had a full recourse loan outstanding of $440,000 at December 31, 2001. We have guaranteed the payments of the full recourse loan.

     Capital expenditures on the hotels owned by these ventures are generally paid from the capital reserve account, which is funded from income from operations of these ventures. However, if the venture has insufficient cash to make necessary capital improvements, the venture may make a capital call upon the venture members or partners to fund such necessary improvements. It is possible that in the event of a capital call the other joint venture member or partner may be unwilling or unable to make necessary capital contributions. Under such circumstances, we may elect to make the other party's contribution as a loan to the venture or as an additional capital contribution by us. Under certain circumstances, a capital contribution by us may increase our investment equity to greater than 50% and may require that we consolidate the venture's financial statements, including all of the assets and liabilities of the venture, into our consolidated financial statements.

     With respect to those ventures that are partnerships, any of our subsidiaries that serve as a general partner will be liable for all of the recourse obligations of the venture, to the extent that the venture does not have sufficient assets or insurance to satisfy the obligations. In addition, the hotels owned by these ventures could perform below expectations and result in the insolvency of the ventures and the acceleration of their debts unless the members or partners provide additional capital. In some ventures, the members or partners may be required to make additional capital contributions or have their interest in the venture be reduced or offset for the benefit of any party making the required investment on their behalf. In the foregoing and other circumstances, we may be faced with the choice of losing our investment in a venture or investing additional capital under circumstances that do not assure a return on that investment.

Quantitative and Qualitative Disclosures About Market Risk

     At December 31, 2001, approximately 88% of our consolidated debt had fixed interest rates. Currently, market rates of interest are below the rates we are obligated to pay on our fixed-rate debt.

     The following table provides information about our financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations at December 31, 2001, the table presents scheduled maturities and weighted average interest rates, by maturity dates. For each interest rate swap, the table presents the notional amount and weighted average interest rate, by contractual maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2001. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at December 31, 2001, at then current market interest rates. The fair value of our variable to fixed interest rate swaps indicates the estimated amount that would have been paid by us had the swaps been terminated at December 31, 2001.

                             EXPECTED MATURITY DATE
                             (DOLLARS IN THOUSANDS)

                                               2002      2003       2004      2005      2006
                                              -------   -------   --------   -------   -------
LIABILITIES
Debt:
  Fixed rate................................  $12,922   $34,904   $189,229   $42,635   $14,216
     Average interest rate..................     7.88%     7.43%      7.41%     7.46%     8.04%
  Floating rate.............................                      $ 49,674
     Average interest rate(a)...............                          7.10%
Discount accretion..........................
Total debt..................................
INTEREST RATE SWAPS:
  Fixed to floating.........................                      $175,000
     Average pay rate.......................                          5.08%
     Average receive rate...................                          7.38%

                                                           THEREAFTER     TOTAL      FAIR VALUE
                                                           ----------   ----------   ----------
LIABILITIES
Debt:
  Fixed rate.............................................  $1,601,946   $1,895,852   $1,664,696
     Average interest rate...............................        8.66%        8.48%
  Floating rate..........................................  $      650   $   50,324   $   50,324
     Average interest rate(a)............................        8.26%        7.11%
Discount accretion.......................................               $   (7,768)
Total debt...............................................               $1,938,408
INTEREST RATE SWAPS:
  Fixed to floating......................................               $  175,000   $   (1,466)
     Average pay rate....................................
     Average receive rate................................

---------------

(a) The average floating rate of interest represents the projected forward rate at December 31, 2001.

     Swap contracts, such as described above, contain a credit risk, in that the counterparties may be unable to fulfill the terms of the agreement. We minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties. The credit ratings for the financial institutions that are counterparties to the interest rate swap agreements range from A- to AA.

INFLATION

     Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, require us to reduce room rates in the near term and may limit our ability to raise room rates in the future.

SEASONALITY

     The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel. Historically, to the extent that cash flow from operations has been insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we have utilized cash on hand or borrowings under our line of credit to make distributions to our unitholders.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

     On an on-going basis, we evaluate our estimates, including those related to bad debts, carrying value of investments in hotels, litigation, and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

      - At December 31, 2001, we had 13 non-strategic hotels held for sale. We regularly review the carrying value of these assets to determine that they are carried at the lower of cost or market. The carrying value of these hotels held for sale was reduced in the fourth quarter of 2001 by establishing a provision for loss of $7 million. Future adverse changes in market conditions or poor operating results of the underlying investments could require an additional impairment charge to further reduce the carrying value of these hotels held for sale.

      - We are required by generally accepted accounting principles to record an impairment charge when we believe that an investment in one or more of our hotels has been impaired such that future undiscounted cash flows would not recover the book basis, or net book value, of the investment. We test for impairment when one or more of the following events occur; projected cash flows are significantly less than recent historical cash flows; significant changes in legal factors or actions by a regulator that could affect the value of our hotels; and events that could cause changes or uncertainty in travel patterns. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in the investment's current carrying value, thereby requiring an impairment charge in the future. We do not currently believe that the value of any of our hotels held for investment is permanently impaired and, accordingly, no impairment charge was recorded at December 31, 2001.

      - We adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001, which establishes accounting and reporting standards for derivative instruments. In accordance with this pronouncement, our interest rate swap agreements outstanding at December 31, 2001, were designated as fair value hedges. These instruments are marked to market through the income statement but are offset by the change in fair value of our swapped fixed rate debt. At December 31, 2001, the estimated unrealized net loss on these instruments was approximately $1.5 million and represents the amount that we would pay to terminate these instruments based on current market rates.

      - We have recorded a valuation allowance equal to 100% of our $13 million deferred tax asset related to our TRSs because of the uncertainty of realizing the benefit of the deferred tax asset. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize all or a portion of our deferred tax assets in the future, an adjustment to the deferred tax asset would increase income in the period such determination was made.

RECENT ACCOUNTING ANNOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 will be effective for fiscal years beginning after December 15, 2001 and will require
(1) intangible assets (as defined in SFAS 141) to be reclassified into goodwill,
(2) goodwill amortization to cease, and (3) the testing of goodwill for impairment at transition and at interim periods (if an event or circumstance would result in an impairment). As the result of implementation of SFAS 142, we will stop the amortization of the difference between our cost in unconsolidated entities and our proportionate share of the book value of the underlying net assets at the date of acquisition. At December 31, 2001, we included in investment in unconsolidated entities an asset of $73.4 million representing the unamortized cost in excess of our proportionate share of the underlying assets at the date of acquisition. We amortized excess cost of $2.5, $2.1 and $2.1 million in 2001, 2000 and 1999, respectively. We do not believe that SFAS 142 will have a material impact on our results of operations and financial position.

     On August 15, 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002 and interim periods within those fiscal years. We are not currently affected by the Statement's requirement.

     On October 3, 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121 by removing goodwill from its scope, by defining a probability-weighted cash flow estimation approach and establishing a "primary-asset" approach to determine the cash flow estimation period for a group of assets. It also replaces the provisions of APB Opinion 30, "Reporting the Effects of Disposal of a Segment of a Business" for the disposal of segments of a business. SFAS 144 will be effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We are not currently affected by the Statement's requirement.

                            BUSINESS AND PROPERTIES

FELCOR AND FELCOR LP

     We are one of the nation's largest hotel REITs, with ownership interests in 183 hotels at December 31, 2001, with nearly 50,000 rooms and suites. At December 31, 2001, we owned a 100% interest in 150 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels and a 50% interest in separate unconsolidated entities that own 24 hotels. Our hotels are located in the United States (35 states) and Canada, with concentrations in Texas (41 hotels), California (19 hotels), Florida (17 hotels) and Georgia (14 hotels). We own the largest number of Embassy Suites Hotels, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels in the world. Thirteen of our hotels were designated as held for sale at December 31, 2001.

     We seek to increase operating cash flow through both internal growth and selective acquisitions, while maintaining a flexible and conservative capital structure. In addition to renovating, redeveloping and repositioning our acquired hotels, we may seek to acquire new hotel properties that will benefit from affiliation with one of the premium brands available to us through our strategic brand owner and manager relationships with Hilton, Six Continents Hotels and Starwood.

     In support of this strategy, on July 28, 1998, we merged Bristol Hotel Company into FelCor, acquiring its 107 primarily full-service hotels. These hotels added more than 28,000 rooms and suites to our portfolio, more than doubling our size. The merger also provided diversification, both geographically and by asset class, by adding hotels in many key markets and broadening our portfolio in the full-service, upscale and midscale hotel markets.

     On May 9, 2001, we entered into a merger agreement with MeriStar, which owned 113 primarily upscale, full-service hotels. Under the terms of the merger agreement, MeriStar was to have been merged with and into us. Before the merger could be completed, MeriStar and we jointly terminated the merger on September 21, 2001. The decision to terminate the merger resulted from the September 11, 2001, terrorist attacks and their subsequent adverse impact on the financial markets in general and on the lodging industry. As a result of the merger termination in 2001, we recorded expenses of $19.9 million associated with the merger and $5.5 million of merger financing costs.

THE INDUSTRY

     The United States hotel industry improved in profitability each year from 1992 to 2000, its longest sustained growth in history, according to PricewaterhouseCoopers LLP's 1999 Lodging Industry Briefing and April 10, 2001 U.S. Lodging Industry Update. This period followed a period of extended unprofitability in the late 1980's and early 1990's, during which time the increase in the supply of new hotel rooms significantly outpaced growth in room demand. The percentage growth in room demand exceeded percentage growth in new room supply from 1992 through 1996. While 1997 and 1998 experienced the highest number of new room starts in the prior 10 years, 1999 and 2000 showed declines in new room starts of 9.2% and 17.2%, respectively, from the prior year level. According to PricewaterhouseCoopers L.L.P.'s Lodging Industry Briefing on March 1, 2002, supply growth slowed to 2.0% in 2001 as room demand declined by 3.5%. The nation's hotel occupancy rates declined significantly from 63.7% in 2000 to 60.3% in 2001. In 2001, the lodging industry experienced the first profit decline since 1991. However, despite the significant decline in demand in 2001, the industry still remained profitable. According to PricewaterhouseCoopers, the industry earned $16.7 billion in 2001, and that figure is expected to increase in 2002.

     The nation's economy slowed during the first eight months of 2001, and the lodging industry started to see a significant reduction in corporate travel. This economic decline that began in the spring of 2001 was exacerbated by the events of September 11, 2001, where aircraft hijacked by terrorists destroyed the World Trade Center Towers in New York City and damaged the Pentagon in northern Virginia. In 2001, the lodging industry experienced an unprecedented decline in business caused by a reduction in both business and leisure travel. The events of 2001 produced the hotel industry's first decline in year-over-year

RevPAR, since 1991. We currently expect that this decline in year-over-year operating levels will continue through mid-2002. We expect positive RevPAR, compared to 2001, in the second half of 2002.

     Smith Travel Research, a leading provider of industry data, classifies hotel chains into five distinct categories: Upper Upscale, Upscale, Midscale With Food & Beverage, Midscale Without Food & Beverage, and Economy. We remain focused on properties in the Upper Upscale (including Doubletree Guest Suites, Embassy Suites Hotels, Sheraton and Westin hotels), Upscale (including Crowne Plaza, Doubletree Hotels and Homewood Suites), and Midscale With Food & Beverage (including Harvey, Holiday Inn and Holiday Inn Select hotels) categories, from which we derived approximately 97% of our revenues in 2001.

     Smith Travel Research also categorizes hotels based upon their relative market positions, as measured by ADR, as Luxury, Upscale, Midprice, Economy and Budget. The following table contains information with respect to average occupancy (determined by dividing occupied rooms by available rooms), ADR and RevPAR for our hotels, as well as all Upscale U.S. hotels, Midprice U.S. hotels and U.S. hotels as reported by Smith Travel Research for the periods indicated.

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 2001      2000      1999      1999     1997
                                                -------   -------   -------   ------   -------
NUMBER OF FELCOR HOTELS.......................      183       186       188      193        73
OCCUPANCY:
  FelCor hotels(1)............................     63.9%     70.4%     68.2%    68.3%     73.2%
  All Upscale U.S. hotels(2)..................     61.8      65.1      64.9     65.9      67.9
  All Midprice U.S. hotels(3).................     58.4      61.7      61.1     62.0      64.9
  All U.S. hotels.............................     60.1      63.7      63.1     63.8      64.5
ADR:
  FelCor hotels(1)............................  $102.18   $104.42   $100.72   $96.62   $112.47
  All Upscale U.S. hotels(2)..................    92.84     94.07     87.45    85.33     88.25
  All Midprice U.S. hotels(3).................    69.60     69.22     64.89    62.15     67.67
  All U.S. hotels.............................    84.85     86.04     81.29    78.15     75.31
REVPAR:
  FelCor hotels(1)............................  $ 65.34   $ 73.73   $ 68.93   $66.02   $ 82.37
  All Upscale U.S. hotels(2)..................    57.38     69.24     56.76    56.23     59.92
  All Midprice U.S. hotels(3).................    40.65     42.71     39.65    38.53     43.91
  All U.S. hotels.............................    50.99     54.81     51.29    49.86     48.44

------------

(1) Information is historical, including periods prior to ownership by FelCor.
(2) This category includes hotels in the "upscale price level," defined as hotels with ADRs in the 70th to 85th percentiles in their respective markets.
(3) This category includes hotels in the "midprice level," defined as hotels with ADRs in the 40th to 70th percentiles in their respective markets.

BUSINESS STRATEGY

     In the current operating environment, where the lodging industry is experiencing a sharp decline in RevPAR compared to the prior year, we intend to focus on conserving capital, maximizing operating cash flow by actively overseeing the operation of our hotels by our managers, maintaining a strong balance sheet and placing ourselves in the best position possible to take advantage of opportunities that may arise in the future. We have established, and intend to maintain, strong strategic relationships with our brand owners and managers and have successfully demonstrated our ability to apply our asset management expertise to the renovation, redevelopment and rebranding of our hotels.

  Maintenance of Financial Flexibility

     During the challenging economic environment following September 11, 2001, we committed ourselves to conserving capital, maximizing operating cash flow from our hotels, maintaining a strong balance sheet and maintaining the financial flexibility to take advantage of opportunities that may arise in the future. In 2002, we have seen improving revenue trends. In the near term, however, we intend to limit our dividends and distributions to equity holders generally to not more than available cash flow after debt service and maintenance capital expenditures, to suspend the previously authorized repurchase of FelCor common stock and to restrict discretionary capital expenditures. We are in a position to repay our line of credit entirely should the need arise and have scheduled debt maturities of $13.0 million in 2002 and $35 million in 2003. We intend to continue actively to pursue the sale of the hotels previously designated as held for sale.

  Maintenance of Strong Strategic Relationships

     We benefit from strategic brand owner and manager relationships with Hilton (Embassy Suites Hotels, Hilton and Doubletree), Six Continents Hotels (Crowne Plaza and Holiday Inn) and Starwood (Sheraton and Westin). These relationships enable us to work effectively with our managers to maintain operating margins and maximize operating cost flow from our hotels.

     - Hilton, which acquired Promus Hotel Corporation in 1999, has a hotel system of approximately 1,900 hotels with more than 315,000 guest rooms worldwide, and is now the largest operator of full-service, all-suite hotels in the United States. In addition to its Hilton and Conrad-branded hotels, Hilton also owns the Embassy Suites Hotels, Doubletree and Doubletree Guest Suites brands. Subsidiaries of Hilton managed 71 of our hotels at December 31, 2001. As a result of its acquisition of Promus, Hilton succeeded to Promus' equity interest in us having an aggregate value of approximately $17 million at December 31, 2001, its 50% joint venture interest with us in the ownership of 12 hotels and its 10% equity interest in certain of our consolidated subsidiaries owning six hotels. The relationship with Promus and its Embassy Suites Hotels brand provided the foundation for our initial growth.

     - Six Continents Hotels is the world's largest hotel company. Six Continents Hotels owns, operates or franchises more than 3,200 hotels with more than 500,000 guest rooms in nearly 100 countries around the world. Among the brands owned by Six Continents Hotels are Crowne Plaza, Holiday Inn, Holiday Inn Select, Holiday Inn Express and Inter-Continental. Subsidiaries of Six Continents Hotels, which acquired Bristol Hotels & Resorts in March 2000, managed 89 of our hotels at December 31, 2001. Six Continents Hotels also owns FelCor common stock and FelCor LP units aggregating approximately 16% of our outstanding common stock and units.

     - Starwood is one of the world's largest hotel operating companies. Directly and through subsidiaries, Starwood owns, leases, manages or franchises 750 properties in more than 80 countries. Our strategic alliance with Starwood, coupled with the purchase of seven Sheraton hotels in 1997, provided us with our initial entry into the upscale, full-service, non-suite hotel market. Subsidiaries of Starwood managed 11 of our hotels at December 31, 2001, and were a 40% joint venture partner with us in the ownership of two hotels and a 50% joint venture partner with us in the ownership of one hotel.

  Hotel Renovation, Redevelopment and Rebranding

     We expect to continue to differentiate ourselves from many of our competitors by:

     - our success in upgrading, renovating and/or redeveloping our hotels to enhance their competitive position, and, in certain instances, rebranding them to improve their revenue generating capacity; and

     - our ongoing program for the maintenance of our upgraded hotel assets, which generally includes:

      -- contribution of approximately 4% of total annual room and suite revenue to a capital reserve for routine capital replacements and improvements; and

      -- adherence to a rigorous maintenance and repair program, resulting in the expenditure of approximately 4% of annual hotel revenues on maintenance of the hotels.

     We have demonstrated our ability successfully to execute renovations. Our renovation and rebranding of the 18 Crown Sterling Suites hotels, which were acquired during 1996 and 1997, achieved an overall RevPAR increase of 47.7% between 1996 and 2000. The largest single renovation project that we have completed was the Allerton Crowne Plaza hotel in Chicago, which reopened in July 1999, after having been closed for more than a year. This project has received numerous awards, including Lodging Hospitality magazine's Year's Best Design competition in two categories, Bass Hotels & Resorts 1999 Newcomer of the Year award, and Chicago's Greater North Michigan Avenue Association 1999 Avenue Enhancement award. During 1998, 1999 and 2000, an aggregate of approximately $550 million in capital improvements and other capital expenditures were made to our hotels, with approximately 3% of total hotel room nights being lost in 1998, 2% in 1999 and 1% in 2000, due to renovations. We believe that our historical capital expenditures should limit the need for future major renovation expenditures. During 2001, we made capital expenditures aggregating approximately $65 million. We currently anticipate 2002 maintenance capital expenditures of between $40 and $50 million, depending upon the pace of the anticipated economic recovery.

HOTELS HELD FOR SALE

     In the second quarter of 2000, we identified 25 hotels that were considered non-strategic and announced our intention to hold these assets for sale. These hotels included most of our limited service hotels, a number of our small market Holiday Inn hotels and all of our Marriott-branded hotels. These hotels represent 8.3% of our total rooms, but only 4.2% of total revenues at the time they were identified. Our management believes the sale of these non-strategic hotels will allow us and our brand managers to focus our efforts on our upscale and full-service hotels in more strategic markets. In 2000, our board of directors approved recognition of a $63.0 million loss on assets held for sale, to reflect the difference between our book value and the estimated fair market value for these hotels. We recognized an additional $7 million loss in the fourth quarter of 2001 to reflect the deterioration of the market value for these hotels.

     Through December 31, 2001, we had completed the sale of four of the hotels held for sale. There was a gain of approximately $135,000 recognized on the sale of one hotel and realized no gain or loss on the sale of the other three hotels. In addition, in March 2001, we contributed eight of the hotels held for sale to a joint venture in which we retain a 50% equity interest, and an affiliate of Interstate Hotels Corporation holds the other 50% equity interest. We contributed hotels with a book value of approximately $77 million and received net cash proceeds of approximately $52 million. We retained a common equity interest of approximately $8 million and a $17 million preferred equity interest in the acquiring venture. As a result of these transactions, at December 31, 2001, we had 13 hotels that we continued to hold for sale.

RECENT DEVELOPMENTS

     Since December 31, 2001, we:

     - repaid approximately $10 million under our line of credit; and

     - issued and sold an aggregate of 1,025,800 depositary shares, each representing 1/100th of a share of FelCor's 9% Series B cumulative redeemable preferred stock, for net proceeds of approximately $24 million, used initially for general corporate purposes.

  REIT Modernization Act

     On January 1, 2001, the provisions of the REIT Modernization Act became effective. These provisions, among other things, reduced the distribution requirement for REITs from 95% of taxable income to 90% of taxable income for taxable years after 2000.

     In addition, these provisions allow REITs, subject to certain limitations, to own, directly or indirectly, up to 100% of the stock of a TRS that can engage in businesses previously prohibited to a REIT. In particular, these provisions permit hotel REITs to own a TRS that leases hotels from the REIT, rather than requiring the lessee to be a separate, unaffiliated party. Hotels leased to a TRS still must be managed, however, by an unaffiliated third party. The TRS provisions are complex and impose several conditions on the use of TRSs, generally to assure that TRSs are subject to an appropriate level of corporate taxation. Further, no more than 20% of a REIT's assets may consist of securities of TRSs, and no more than 25% of a REIT's assets may consist of non-qualifying assets, including securities of TRSs and other taxable subsidiaries. In addition, the TRS legislation provides that a REIT may not own more than 10% of the voting power or value of a taxable subsidiary that is not treated as a TRS. Although the TRS provisions became effective on January 1, 2001, a taxable subsidiary in existence on July 12, 1999 is grandfathered under the new provisions unless and until (1) it engages in a new line of business or acquires a substantial new asset or (2) FelCor acquires additional stock in the taxable subsidiary. Such existing taxable subsidiaries can be converted into TRSs on a tax-free basis at any time before January 1, 2004. As a result of the TRS provisions, we were able to form or acquire one or more TRSs to own all of our existing hotel leases and to serve as the lessee for any additional hotels that we acquire. Any "profit" from leases held by one of our TRS, after payment of the applicable corporate tax, will be available for distribution to us in the form of dividends.

     As a result of the passage of the REIT Modernization Act, effective January 1, 2001, we acquired 100% of DJONT, which owned leases on 85 of our hotels, and contributed it to a TRS. In consideration, we issued 416,667 FelCor LP units, valued at approximately $10 million, and assumed DJONT's accumulated shareholders' deficit of $24.5 million. On January 1, 2001, we acquired from Six Continents Hotels the leases covering 11 hotels, terminated one additional lease in connection with the sale of the related hotel and terminated the 12 related management agreements in exchange for 413,585 shares of FelCor common stock valued at approximately $10 million. We acquired the remaining 88 leases held by Six Continents Hotels on July 1, 2001. As consideration for the acquisition of these leases, we entered into long term management agreements with Six Continents Hotels with regard to these hotels, and FelCor issued to Six Continents Hotels 100 shares of its common stock.

HOTEL BRANDS

     The following table includes descriptive information about our properties as of December 31, 2001:

                                                              NUMBER OF PROPERTIES (1)
                                                              ------------------------
Hilton Brands:

  Embassy Suites Hotels.....................................             59
  Doubletree and Doubletree Guest Suites....................             13
  Hampton Inn...............................................              7
  Hilton and Hilton Suites..................................              1
  Homewood Suites...........................................              1
Six Continents Brands:
  Holiday Inn...............................................             44
  Crowne Plaza and Crowne Plaza Suites......................             18
  Holiday Inn Select........................................             10
  Holiday Inn Express.......................................              5
Starwood Brands:
  Sheraton and Sheraton Suites..............................             10
  Westin....................................................              1
Other Brands................................................             14
                                                                        ---
          Total Hotels......................................            183
                                                                        ===

---------------

(1) Includes 13 hotels designated as held for sale.

  Embassy Suites Hotels

     Embassy Suites Hotels are upscale, full-service, all-suite hotels designed to attract frequent business travelers, leisure travelers and weekend guests. Embassy Suites Hotels typically offer numerous services and amenities, such as:

     - two-room suites, containing two telephones, a mini-refrigerator, coffee maker, microwave oven, wet bar, and two color televisions;

     - complimentary, cooked-to-order breakfast;

     - complimentary cocktails during two hours every evening, subject to local laws and regulations, in an atrium environment; and

     - business centers equipped with fax and copy machines.

  Holiday Inn and Holiday Inn Select Hotels

     The Holiday Inn brand is positioned to attract the business and leisure traveler seeking up-to-date products and features, value and friendly service. Holiday Inn hotels typically offer a full-service restaurant and lounge, swimming pool, meeting and banquet facilities, optional fitness center and electronic locks. In-room amenities generally include a hair dryer, coffee maker and iron. The Holiday Inn name is recognized around the world, with more than 1,500 hotels currently being operated under this brand.

     The Holiday Inn Select hotels are focused on the business traveler. Each room offers a residential decor with a well-lit work area, including a dataport and voicemail, and in-room coffee makers. Amenities offered at the Holiday Inn Select hotels generally include full business services such as photocopying and telecopying, meeting capabilities for small to mid-size groups, exercise facilities and full-service restaurant and lounge.

     The Holiday Inn, Holiday Inn Select and Crowne Plaza brands are part of the family of brands owned, operated and franchised by Six Continents Hotels. Six Continents Hotels owns, operates or franchises more than 3,200 hotels with more than 500,000 guest rooms in nearly 100 countries around the world.

  Crowne Plaza Hotels

     Crowne Plaza hotels offer upscale accommodations for business and leisure travelers looking for a full range of services. Guests receive personalized attention through a wide variety of premium guest service offerings, which typically include: fully appointed guest rooms with ample work areas, a full complement of business services, excellent dining choices, quality fitness facilities and comprehensive meeting capabilities. There are currently more than 150 Crowne Plaza hotels in 40 countries around the world.

  Doubletree and Doubletree Guest Suites Hotels

     Doubletree hotels and Doubletree Guest Suites are part of an upscale, full-service hotel chain that primarily serves major metropolitan areas and leisure destinations. Each property attempts to reflect the local or regional environment in its design. Typical properties offer a full-service restaurant and lounge, room service, swimming pool, health club, complete meeting and banquet facilities, oversized guest rooms and luxury amenities.

  Sheraton and Sheraton Suites

     Sheraton hotels, including Sheraton Suites, are part of Starwood, which owns the Sheraton, Westin and other brand names. There are currently more than 400 Sheraton hotels and resorts in over 70 countries. Sheraton hotels typically offer a wide variety of on-site business services, a full range of amenities and rooms that feature generous work spaces. In more than 150 locations, Sheraton Smart Rooms feature ergonomically designed chairs, ample task lighting, modem hookups and personalized voice mail, as well as printing, copying and faxing capabilities. Starwood owns, leases, manages or franchises 750 properties in over 80 countries.

  Other Hotels

     As of December 31, 2001, 29 of our hotels were operated under other brands, as follows:

     - Hampton Inn (7 hotels);

     - Holiday Inn Express (5 hotels);

     - Fairfield Inn (5 hotels);

     - Harvey Hotel (4 hotels);

     - Courtyard by Marriott (2 hotels);

     - Hilton Suites (1 hotel);

     - Homewood Suites (1 hotel);

     - Westin (1 hotel); and

     - Independents (3 hotels).

HOTEL PORTFOLIO

     The following table sets forth certain descriptive information regarding our hotels at December 31, 2001:

  Held for Investment

LOCATION                                                  FRANCHISE BRAND                     ROOMS/SUITES
--------                                                  ---------------                     ------------
Birmingham, AL(1).......................................  Embassy Suites Hotels                   242
Montgomery (East I-85), AL..............................  Holiday Inn                             213
Texarkana (I-30), AR(2).................................  Holiday Inn                             210
Flagstaff, AZ...........................................  Embassy Suites Hotels                   119
Phoenix (Airport-44th St.), AZ..........................  Embassy Suites Hotels                   229
Phoenix (Camelback), AZ.................................  Embassy Suites Hotels                   233
Phoenix (Crescent), AZ(1)...............................  Sheraton                                342
Scottsdale (Downtown), AZ(1)(2)(3)......................  Fairfield Inn                           218
Tempe (ASU), AZ(1)......................................  Embassy Suites Hotels                   224
Anaheim (Disney Area), CA(1)............................  Embassy Suites Hotels                   222
Burlingame (SF Airport So), CA(2).......................  Embassy Suites Hotels                   339
Covina (I-10), CA(1)(3).................................  Embassy Suites Hotels                   264
Dana Point, CA..........................................  Doubletree Guest Suites                 198
El Segundo (LAX Airport South), CA......................  Embassy Suites Hotels                   350
Irvine (Orange County Airport), CA......................  Crowne Plaza                            335
Milpitas, CA(1).........................................  Embassy Suites Hotels                   267
Milpitas (San Jose North), CA...........................  Crowne Plaza                            305
Napa, CA(1).............................................  Embassy Suites Hotels                   205
Oxnard (Mandalay Beach), CA.............................  Embassy Suites Hotels                   249
Palm Desert, CA(1)......................................  Embassy Suites Hotels                   198
Pleasanton, CA..........................................  Crowne Plaza                            244
Santa Barbara, CA(1)....................................  Holiday Inn                             160
San Diego (On the Bay), CA(2)...........................  Holiday Inn                             600
San Francisco (Financial District), CA(2)...............  Holiday Inn                             566
San Francisco (Fisherman's Wharf), CA(2)................  Holiday Inn                             584
San Francisco (Union Square), CA........................  Crowne Plaza                            400
San Rafael (Marin Co.), CA(1)(3)........................  Embassy Suites Hotels                   235
South San Francisco (SF Airport North), CA(1)...........  Embassy Suites Hotels                   312
Aurora (Denver Southeast), CO(6)........................  Doubletree                              248
Avon (Beaver Creek Resort), CO..........................  Independent                              72
Hartford (Downtown), CT.................................  Crowne Plaza                            342
Stamford, CT(2).........................................  Holiday Inn Select                      383
Wilmington, DE(6).......................................  Doubletree                              244
Boca Raton, FL..........................................  Embassy Suites Hotels                   263
Cocoa Beach (Oceanfront Resort), FL.....................  Holiday Inn                             500
Deerfield Beach, FL(1)..................................  Embassy Suites Hotels                   244
Ft. Lauderdale, FL(1)...................................  Embassy Suites Hotels                   359
Ft. Lauderdale (Cypress Creek), FL(1)...................  Sheraton Suites                         253
Jacksonville, FL........................................  Embassy Suites Hotels                   277

LOCATION                                                  FRANCHISE BRAND                     ROOMS/SUITES
--------                                                  ---------------                     ------------
Kissimmee (Nikki Bird Resort), FL(2)....................  Holiday Inn                             529
Lake Buena Vista (Walt Disney World), FL(2).............  Doubletree Guest Suites                 229
Miami (Airport), FL(2)..................................  Crowne Plaza                            304
Miami (Airport), FL(1)..................................  Embassy Suites Hotels                   314
Orlando (North), FL.....................................  Embassy Suites Hotels                   277
Orlando (South), FL(1)..................................  Embassy Suites Hotels                   244
Orlando (International Drive Resort), FL................  Holiday Inn                             652
Orlando (Airport), FL...................................  Holiday Inn Select                      288
Tampa (Rocky Point), FL.................................  Doubletree Guest Suites                 203
Tampa (Near Busch Gardens), FL(2).......................  Holiday Inn                             395
Atlanta (Downtown), GA(1)(3)............................  Courtyard by Marriott                   211
Atlanta (Airport), GA...................................  Crowne Plaza                            378
Atlanta (Powers Ferry), GA(1)...........................  Crowne Plaza                            296
Atlanta (Buckhead), GA(1)...............................  Embassy Suites Hotels                   317
Atlanta (Airport), GA...................................  Embassy Suites Hotels                   233
Atlanta (Perimeter Center), GA(1)(3)....................  Embassy Suites Hotels                   241
Atlanta (Downtown), GA(1)(3)............................  Fairfield Inn                           242
Atlanta (Airport North), GA(1)..........................  Holiday Inn                             493
Atlanta (Jonesboro South), GA(1)........................  Holiday Inn                             180
Atlanta (Perimeter Dunwoody), GA(1).....................  Holiday Inn Select                      250
Atlanta (Airport Gateway), GA...........................  Sheraton                                395
Atlanta (Galleria), GA(1)...............................  Sheraton Suites                         278
Brunswick, GA...........................................  Embassy Suites Hotels                   130
Columbus (Airport North), GA(2).........................  Holiday Inn                             223
Chicago (Allerton), IL..................................  Crowne Plaza                            443
Chicago (Lombard), IL(1)(3).............................  Embassy Suites Hotels                   262
Chicago (O'Hare), IL(1).................................  Sheraton Suites                         297
Deerfield, IL(1)........................................  Embassy Suites Hotels                   237
Indianapolis (North), IN(1)(3)..........................  Embassy Suites Hotels                   222
Overland Park, KS(1)(3).................................  Embassy Suites Hotels                   199
Lexington, KY...........................................  Hilton Suites                           174
Lexington, KY(1)........................................  Sheraton Suites                         155
Baton Rouge, LA(1)......................................  Embassy Suites Hotels                   224
New Orleans, LA(1)......................................  Embassy Suites Hotels                   372
New Orleans (Chateau LeMoyne), LA(1)(2)(3)..............  Holiday Inn                             171
New Orleans (French Quarter), LA(1)(2)..................  Holiday Inn                             374
Boston (Marlborough), MA(1).............................  Embassy Suites Hotels                   229
Boston (Government Center), MA(2).......................  Holiday Inn Select                      303
Baltimore (BWI), MD(6)..................................  Embassy Suites Hotels                   251
Troy, MI(6).............................................  Embassy Suites Hotels                   251
Bloomington, MN.........................................  Embassy Suites Hotels                   219
Minneapolis (Airport), MN(1)............................  Embassy Suites Hotels                   311
Minneapolis (Downtown), MN..............................  Embassy Suites Hotels                   218
St. Paul, MN(4).........................................  Embassy Suites Hotels                   210

LOCATION                                                  FRANCHISE BRAND                     ROOMS/SUITES
--------                                                  ---------------                     ------------
Kansas City (Country Club Plaza), MO(1)(2)(3)...........  Embassy Suites Hotels                   266
Kansas City (Northeast), MO.............................  Holiday Inn                             167
St. Louis (Downtown), MO................................  Embassy Suites Hotels                   297
St. Louis (Westport), MO(1).............................  Holiday Inn                             318
Jackson (Downtown), MS(1)...............................  Crowne Plaza                            354
Jackson (North), MS(1)..................................  Holiday Inn Hotel & Suites              224
Olive Branch (Whispering Woods Hotel and Conference
  Center), MS...........................................  Independent                             179
Charlotte, NC(1)(3).....................................  Embassy Suites Hotels                   274
Raleigh/Durham, NC......................................  Doubletree Guest Suites                 203
Raleigh, NC(1)(3).......................................  Embassy Suites Hotels                   225
Omaha, NE...............................................  Doubletree Guest Suites                 189
Omaha (Central), NE.....................................  Hampton Inn                             132
Omaha (Southwest), NE...................................  Hampton Inn                             131
Omaha (I-80), NE........................................  Holiday Inn                             383
Omaha (Old Mill Northwest), NE..........................  Crowne Plaza                            213
Omaha (Southwest), NE...................................  Holiday Inn Express Hotel & Suites       78
Omaha (Southwest), NE...................................  Homewood Suites                         108
Parsippany, NJ(1)(3)....................................  Embassy Suites Hotels                   274
Piscataway, NJ(1).......................................  Embassy Suites Hotels                   225
Secaucus (Meadowlands), NJ(2)(3)........................  Embassy Suites Hotels                   261
Secaucus (Meadowlands), NJ..............................  Crowne Plaza                            301
Albuquerque (Mountain View), NM.........................  Holiday Inn                             360
Syracuse, NY............................................  Embassy Suites Hotels                   215
Cleveland, OH...........................................  Embassy Suites Hotels                   268
Columbus, OH............................................  Doubletree Guest Suites                 194
Dayton, OH(1)...........................................  Doubletree Guest Suites                 138
Tulsa, OK...............................................  Embassy Suites Hotels                   240
Philadelphia (Center City), PA(1).......................  Crowne Plaza                            445
Philadelphia (Independence Mall), PA(1).................  Holiday Inn                             364
Philadelphia (Society Hill), PA(1)......................  Sheraton                                365
Pittsburgh, PA(1)(2)....................................  Holiday Inn Select                      251
Charleston (Mills House), SC............................  Holiday Inn                             214
Greenville (Roper), SC..................................  Crowne Plaza                            208
Myrtle Beach (Kingston Plantation), SC..................  Embassy Suites Hotels                   255
Knoxville (Central), TN(2)..............................  Holiday Inn                             242
Nashville, TN...........................................  Embassy Suites Hotels                   296
Nashville (Opryland/Airport), TN(2).....................  Holiday Inn Select                      385
Addison (North Dallas), TX(1)...........................  Crowne Plaza                            429
Amarillo (I-40), TX(2)..................................  Holiday Inn                             247
Austin (Downtown), TX(6)................................  Doubletree Guest Suites                 189
Austin (Airport North), TX(1)(3)........................  Embassy Suites Hotels                   261
Austin (Town Lake), TX..................................  Holiday Inn                             320
Beaumont (Midtown I-10), TX.............................  Holiday Inn                             190

LOCATION                                                  FRANCHISE BRAND                     ROOMS/SUITES
--------                                                  ---------------                     ------------
Corpus Christi, TX(1)...................................  Embassy Suites Hotels                   150
Dallas (Alpha Road), TX.................................  Bristol House                           114
Dallas (Market Center), TX(1)...........................  Crowne Plaza                            354
Dallas (Park Central), TX(1)............................  Crowne Plaza Suites                     295
Dallas (Campbell Centre), TX(6).........................  Doubletree                              302
Dallas (DFW Airport South), TX..........................  Embassy Suites Hotels                   305
Dallas (Love Field), TX(1)..............................  Embassy Suites Hotels                   248
Dallas (Market Center), TX(1)...........................  Embassy Suites Hotels                   244
Dallas (Park Central), TX...............................  Embassy Suites Hotels                   279
Dallas (Regal Row), TX(1)(3)............................  Fairfield Inn                           204
Dallas (Downtown West End), TX..........................  Hampton Inn                             311
Dallas, TX(1)...........................................  Harvey Hotel                            313
Dallas (Park Central), TX(5)............................  Sheraton                                438
Dallas (Park Central), TX(5)............................  Westin                                  545
Houston (Near the Galleria), TX(1)(3)...................  Courtyard by Marriott                   209
Houston (Medical Center), TX(1).........................  Crowne Plaza                            297
Houston (Near the Galleria), TX(1)(3)...................  Fairfield Inn                           107
Houston (I-10 East), TX(1)(3)...........................  Fairfield Inn                           160
Houston (I-10 East), TX(1)(3)...........................  Hampton Inn                              90
Houston (Medical Center), TX(1)(2)......................  Holiday Inn Hotel & Suites              285
Houston (International Airport), TX(1)..................  Holiday Inn                             401
Houston (I-10 West), TX.................................  Holiday Inn Select                      345
Houston (Near Greenway Plaza), TX(1)....................  Holiday Inn Select                      355
Irving (DFW Airport North), TX(1).......................  Harvey Hotel                            506
Irving (DFW Airport North), TX(1).......................  Harvey Suites                           164
Midland (Country Villa), TX.............................  Holiday Inn                             250
Odessa (Parkway Blvd), TX...............................  Holiday Inn Express Hotel & Suites      186
Odessa (Centre), TX.....................................  Holiday Inn Hotel & Suites              245
Plano, TX(1)............................................  Harvey Hotel                            279
Plano, TX...............................................  Holiday Inn                             161
San Antonio (Airport), TX(1)(2)(3)......................  Embassy Suites Hotels                   261
San Antonio (Northwest), TX(1)(3).......................  Embassy Suites Hotels                   217
San Antonio (Downtown), TX(2)...........................  Holiday Inn                             315
San Antonio (International Airport), TX.................  Holiday Inn Select                      397
Waco (I-35), TX.........................................  Holiday Inn                             171
Salt Lake City (Airport), UT(2).........................  Holiday Inn                             191
Tyson's Corner, VA(1)(3)................................  Sheraton                                437
Burlington, VT(1).......................................  Sheraton                                309
Cambridge, Canada.......................................  Holiday Inn                             139
Kitchener (Waterloo), Canada............................  Holiday Inn                             182
Peterborough (Waterfront), Canada.......................  Holiday Inn                             155
Sarnia, Canada..........................................  Holiday Inn                             151
Toronto (Yorkdale), Canada..............................  Holiday Inn                             370
Toronto (Airport), Canada...............................  Holiday Inn Select                      444

  Held for Sale

LOCATION                                                  FRANCHISE BRAND                     ROOMS/SUITES
--------                                                  ---------------                     ------------
Boca Raton, FL..........................................  Doubletree Guest Suites                 182
Davenport, IA...........................................  Hampton Inn                             132
Davenport, IA...........................................  Holiday Inn                             279
Moline, IL..............................................  Hampton Inn                             138
Moline (Airport), IL....................................  Holiday Inn                             216
Moline (Airport), IL....................................  Holiday Inn Express                     111
Colby, KS...............................................  Holiday Inn Express                      72
Great Bend, KS..........................................  Holiday Inn                             175
Hays, KS................................................  Hampton Inn                             116
Hays, KS................................................  Holiday Inn                             190
Salina, KS..............................................  Holiday Inn                             192
Salina (I-70), KS(2)....................................  Holiday Inn Express                      93
Nashville (Airport), TN.................................  Doubletree Guest Suites                 138

------------

(1) Encumbered by mortgage debt.

(2) Situated on land leased under a long-term ground lease.

(3) This hotel is one of 24 hotels owned by unconsolidated entities in which we own a 50% equity interest.

(4) Owned subject to a capitalized industrial revenue bond lease that expires in 2011 and permits us to purchase the fee interest at expiration for a nominal amount.

(5) This hotel is one of 2 hotels owned by a joint venture in which we own a 60% equity interest.

(6) This hotel is one of 6 hotels in which we own a 90% equity interest.

MANAGEMENT AGREEMENTS

     In July 2001, we acquired the leasehold interests in 88 hotels from Six Continents Hotels. In connection with this acquisition, Six Continents Hotels assigned the leases to those hotels to our TRSs, and the TRSs executed new management agreements with Six Continents Hotels for each of the 88 hotels that was previously leased.

     Additionally, as a result of our acquisition of DJONT, our TRSs became parties to management agreements with subsidiaries of Hilton, including Promus Hotels, Inc. and its affiliates, DT Management, Inc. and its affiliates, and subsidiaries of Starwood, including Sheraton Operating Corporation and its affiliates.

     The management agreements governing the operation of 100 of our hotels that are (i) managed by Six Continents Hotels or Starwood under brands owned by them, or (ii) managed by Hilton under the Doubletree brand, contain the right and license to operate the hotels under the specified brands. No separate franchise agreements are required for the operation of these hotels.

     Management Fees and Performance Standards. Under the management agreements with Six Continents Hotels, the TRS lessees generally pay Six Continents Hotels a basic management fee for each hotel equal to 2% of adjusted gross revenues of the hotel plus 5% of the room revenue of the hotel for each fiscal month during the initial term and any renewal term. The basic management fees owed under the other management agreements are generally as follows:

     - Doubletree -- between 2% and 3% of the hotel's total sales per month;

     - Sheraton -- 2% of the hotel's total revenue per accounting period; and

     - Embassy Suites Hotels -- 2% of adjusted gross income payable monthly.

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     Under the management agreements with Six Continents Hotels, the TRS lessees are required to pay an incentive management fee based on the performance of all the managed hotels, considered in the aggregate. The incentive management fee is computed as a percentage of hotel profits in excess of specified returns to us based on our investment in the managed hotels. The management agreements with the other managers generally provide for an incentive management fee based on a percentage of the TRS lessee's net income before overhead on a hotel by hotel basis.

     Term and Termination. The management agreements with Six Continents Hotels generally have initial terms of 12 to 17 years. Six Continents Hotels may renew the management agreements for one additional 5-year term on mutually acceptable terms and conditions if the hotel meets specified performance standards. The TRSs may elect not to continue to operate the hotels under the brand beyond the expiration of the initial term. This election, however, will give Six Continents Hotels the right to force us to sell the hotel to it at an appraised value. The management agreements with the other managers generally have initial terms of between 10 and 20 years and are renewable beyond the initial term for a period or periods of between 5 and 10 years only upon the mutual written agreement of the parties.

     Each management agreement is generally terminable upon the occurrence of standard events of default or if the hotel fails to meet certain financial expectations. Upon termination by either party for any reason, the TRS generally will pay all amounts due and owing under the management agreement through the effective date of termination. Under the Six Continents Hotels management agreements, if we sell any individual hotel, including 11 of the 13 hotels held for sale by us, we may be required to pay Six Continents Hotels a monthly replacement management fee equal to the existing fee structure for up to one year. In addition, if a TRS defaults under the agreement resulting in its termination, or otherwise causes or suffers a termination for any reason other than an event of default by Six Continents Hotels, the TRS may be liable for liquidated damages under the terms of the management agreement. However, if the termination results from the sale of a hotel, no liquidated damages will be owed if the net proceeds of the sold hotel are reinvested in one or more hotels licensed by Six Continents Hotels within one year from the sale of the hotel.

     Assignment. Generally, neither party to the management agreements has the right to sell, assign or transfer the agreements to a third party without the prior written consent of the other party to the agreement. This consent cannot be unreasonably withheld. A change in control of either party will generally require the other's consent, and this consent cannot be unreasonably withheld.

FRANCHISE AGREEMENTS

     With the exception of our 100 hotels whose rights to use a brand name are contained in the management agreement governing their operations and our seven hotels that do not operate under a nationally recognized brand name, each of our hotels operates under a franchise or license agreement. Of our 76 hotels that are operated under a franchise or license agreement, 59 are operated under the Embassy Suites Hotels brand.

     The Embassy Suites Hotels franchise license agreements to which we are a party grant us the right to the use of the Embassy Suites Hotels name, system and marks with respect to specified hotels and established various management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which the licensed hotel must comply. In addition, the franchisor establishes requirements for the quality and condition of the hotel and its furnishings, furniture and equipment, and we are obligated to expend such funds as may be required to maintain the hotel in compliance with those requirements.

     Typically, our Embassy Suites Hotels franchise license agreements provide for payment to the franchisor of a license fee or royalty of 4% of suite revenues. In addition, we pay approximately 3.5% of suite revenues as marketing and reservation system contributions for the systemwide benefit of Embassy Suites Hotels.

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     Our typical Embassy Suites Hotels franchise license agreement provides for a term of 20 years, but we have the right to terminate the license for any particular hotel on the 10th or 15th anniversary of the agreement upon payment by us of an amount equal to the fees paid to the franchisor with respect to that hotel during the two preceding years. The agreements provide us with no renewal or extension rights. The agreements are not assignable by us, and a change in control of the franchisee will constitute a default on our part. In the event we breach one of these agreements, in addition to losing the right to use the Embassy Suites Hotels name or the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years.

COMPETITION

     The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties and competes for guests primarily with other full and limited service hotels in its immediate vicinity and secondarily with other hotel properties in its geographic market. We believe that brand recognition, location, the quality of the hotel and services provided, and price are the principal competitive factors affecting our hotels.

ENVIRONMENTAL MATTERS

     We customarily obtain a Phase I environmental survey from an independent environmental consultant before acquiring a hotel. The principal purpose of a Phase I survey is to identify indications of potential environmental contamination for which property owners may have liability and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I surveys of our hotels were designed to meet the requirements of the then current industry standards governing Phase I surveys, and consistent with those requirements, none of the surveys involved testing of groundwater, soil or air. Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the hotel's complete environmental compliance status. Similarly, the surveys did not involve comprehensive analysis of potential offsite liability. The Phase I survey reports did not reveal any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such liability. Nevertheless, it is possible that these reports do not reveal or accurately assess all environmental liabilities and that there are material environmental liabilities of which we are unaware.

     We believe that our hotels are in compliance, in all material respects, with all federal, state, local and foreign laws and regulations regarding hazardous substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not been notified by any governmental authority or private party of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our current or former properties. See "Risk Factors -- We will encounter risks that may adversely affect real estate ownership -- Compliance with environmental laws may adversely affect our financial condition."

TAX STATUS

     FelCor elected to be taxed as a REIT under the federal income tax laws, commencing with its initial taxable year ended December 31, 1994. As a REIT, FelCor generally is not subject to federal income taxation at the corporate level on its taxable income that is distributed to its shareholders. FelCor may, however, be subject to certain state and local taxes on its income and property. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute annually at least 90% of its taxable income. In connection with FelCor's election to be taxed as a REIT, FelCor's charter imposes restrictions on the ownership and transfer of shares of its common stock. FelCor LP expects to make distributions on its units sufficient to enable FelCor to meet its distribution obligations as a REIT. FelCor has adopted the calendar year as its taxable year.

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EMPLOYEES

     FelCor LP has no employees. Management functions of FelCor LP are performed by FelCor as the sole general partner. Mr. Corcoran entered into an employment agreement with FelCor in 1994 that continues in effect until December 31, 2002 and automatically renews for successive one-year terms, unless terminated by either party. None of FelCor's other executive officers has an employment agreement with FelCor. In addition to Mr. Corcoran, FelCor had 60 other full-time employees at December 31, 2001.

     All persons employed in the day-to-day operation of our hotels are employees of the management companies engaged by us and are not our employees.

PERSONNEL AND OFFICE SHARING ARRANGEMENTS

     We share executive offices with FelCor, Inc., a private company controlled by Mr. Corcoran and, prior to January 1, 2001, we also shared offices with DJONT. Each entity bears an allocated share of the costs thereof, including but not limited to rent, salaries of certain personnel, other than Mr. Corcoran, who is compensated solely by FelCor, office supplies, telephones and depreciation of office furniture, fixtures and equipment. FelCor LP reimburses FelCor for its share of such allocated costs. Such allocations of shared costs are subject to the approval of a majority of the independent directors of FelCor. For the year ended December 31, 2000, we bore $7.5 million, or approximately 89.4% of all allocable expenses under this arrangement. During 2001, FelCor, Inc., paid approximately $45,000 of such expenses, and we bore the balance of such expenses.

LEGAL PROCEEDINGS

     There is no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or that are not considered to be material. Furthermore, most of these claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us, without regard to any potential recoveries from insurers or other third parties.

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                      DESCRIPTION OF CERTAIN INDEBTEDNESS

LINE OF CREDIT

     On July 26, 2001, we entered into an amended and restated credit agreement, pursuant to which we provided for an increase in our line of credit from $600 million to $615 million, excluding an additional $85 million that was subject to completion of the MeriStar merger. The Chase Manhattan Bank serves as administrative agent, and The Chase Manhattan Bank of Canada serves as an additional administrative agent, under the line of credit. The maturity of the line of credit was also extended from August 1, 2003, to October 31, 2004, but we have the right to extend the maturity date for two consecutive one-year periods, subject to certain conditions. The line of credit provides for borrowings by FelCor and FelCor LP, as the U.S. borrower, and by our Canadian subsidiary, as the Canadian borrower, and is guaranteed by certain of our subsidiaries, which are also guarantors of the 7 3/8%, 7 5/8% and 8 1/2% senior notes and the existing 9 1/2% notes, and will be guarantors of the New Notes offered by this prospectus. We subsequently amended the line of credit in November 2001.

     Borrowings by the U.S. borrower under the line of credit bear interest, at our option:

     - at a base rate equal to the higher of the base rate announced from time to time by The Chase Manhattan Bank and 0.5% plus the Federal funds rate, in either case plus an applicable margin of 0% to 1.750%; or

     - at a Eurodollar rate based upon the 1, 2, 3, 6, 9 or 12-month LIBOR plus an applicable margin of 0.875% to 3.250%.

     Borrowings by the Canadian borrower under the line of credit, at our option, may be in the form of:

     - Canadian Prime Rate Loans, which bear interest at a prime rate equal to the greater of the per annum rate of interest quoted, published and commonly known as the "prime rate" of The Chase Manhattan Bank of Canada and the 30-day Canadian Dollar Bankers' Acceptance rate, or CDOR Rate, plus 1.0%, in either case plus an applicable margin of 0% to 1.000%; or

     - Bankers' Acceptance Loans, which are purchased at a discount to face amount at a discount rate generally equal to the CDOR Rate plus an acceptance fee calculated on the face amount at a rate per annum equal to the applicable margin that would be payable with respect to a comparable Eurodollar rate loan.

The applicable margin varies depending upon our long-term senior unsecured actual debt rating or leverage ratio. At December 31, 2001, the margin was 0.625% in the case of base rate/prime rate borrowings and 2.125% in the case of Eurodollar rate borrowings. At December 31, 2001, borrowings outstanding under our line of credit aggregated $49.7 million and bore interest at a weighted average interest rate of 4.48% per annum.

     Our line of credit requires us to comply with certain financial tests and to maintain certain financial ratios, including our unsecured interest expense coverage, fixed charge coverage ratio, maintenance of tangible net worth, limitations on total indebtedness, limitations on total secured indebtedness, adjusted net operating income and limitations on recourse secured indebtedness. Under the November 2001 amendment to the line of credit, we obtained a relaxation of some of these covenants through September 30, 2002, in consideration for accepting some tighter restrictions on some of our affirmative and negative covenants, as described below.

     Failure to satisfy any of the financial covenants would constitute an event of default, notwithstanding our ability to meet our debt service obligations. An event of default also includes, without limitation, a cross-default to other indebtedness, bankruptcy and a change of control.

     In addition to the financial covenants, our line of credit includes certain other affirmative and negative covenants, including: restrictions on our ability to create or acquire wholly-owned subsidiaries, restrictions on the operation/ownership of our hotels, limitations on our ability to lease property or guaranty leases of

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other persons, limitations on our ability to make restricted payments, limitations on our ability to merge or consolidate with other persons, issue stock of our subsidiaries and sell all or substantially all of our assets, restrictions on our ability to construct new hotels or acquire hotels under construction, limitations on our ability to change the nature of our business, limitations on our ability to modify certain instruments, limitations on our ability to create liens, limitations on our ability to enter into transactions with affiliates and limitations on our ability to enter into joint ventures. Under the amendment to the line of credit, we agreed to some further limitations through September 30, 2002. These limitations included our agreement not to acquire any hotel properties or invest in any joint ventures through December 31, 2001. After that date, we may acquire hotel properties and make joint venture investments, subject to compliance with debt limitations, but with flexibility to make at least $50 million of acquisitions and $20 million of joint venture investments. Also, we may be limited in making discretionary capital expenditures through September 30, 2002, other than discretionary capital expenditures for the expansion or renovation of existing hotels in an aggregate amount of $20 million, subject to an increase under certain circumstances.

7 3/8% AND 7 5/8% SENIOR NOTES

     In October 1997, we issued $175 million aggregate principal amount of 7 3/8% senior notes due 2004 and $125 million aggregate principal amount of 7 5/8% senior notes due 2007. These senior notes were issued under an indenture containing covenants and other terms and conditions substantially similar to those governing the Old Notes; however, the indenture governing the Old Notes contains additional restrictions upon the redemption of senior notes issued thereunder and the repurchase of capital stock. See "Description of the Notes and Guarantees."

8 1/2% SENIOR NOTES

     In June 2001, we issued $600 million aggregate principal amount of our 8 1/2% senior notes due 2011. These senior notes were issued under an indenture containing covenants and other terms and conditions substantially similar to those governing the Old Notes; however, the indenture governing the 8 1/2% senior notes contains different redemption features. In addition, under the terms of the indenture governing the 8 1/2% senior notes, we were required to redeem $300 million in aggregate principal amount of those notes in October 2001 as a result of the termination of the MeriStar merger.

EXISTING 9 1/2% SENIOR NOTES

     In September 2000 and January 2001, we issued $500 million aggregate principal amount of our 9 1/2% senior notes due 2008. These existing 9 1/2% senior notes have the same terms and conditions as the Old Notes and are governed by the same indenture. See "Description of the Notes and Guarantees."

MORTGAGE DEBT

     Our mortgage debt contains affirmative covenants that are generally equal to or less restrictive than those in our line of credit. Most of our mortgage debt is non-recourse to us, subject to certain exceptions.

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                    DESCRIPTION OF THE NOTES AND GUARANTEES

     The Old Notes were, and the New Notes will be, issued by FelCor LP under the Indenture dated September 15, 2000 among FelCor LP, FelCor, the Subsidiary Guarantors and SunTrust Bank, as trustee. The terms of the Old Notes and the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The New Notes are substantially identical to the terms and provisions of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The term "Notes" refers to all notes issued under the Indenture, including the Old Notes, the New Notes and our existing 9 1/2% senior notes. There is currently outstanding under the Indenture an aggregate principal amount of $600 million of the Notes, including $100 million in principal amount of the Old Notes.

     The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. Because this is a summary, we urge you to read the Indenture and the relevant portions of the Trust Indenture Act because they, and not this description, define your rights as holders of the Old Notes or the New Notes. We have previously filed copies of the Indenture with the SEC. You may request a copy of the Indenture by contacting us at the address set forth under "Where You Can Find More Information."

     You can find the definitions of certain terms used in this description under the subheading "-- Certain Definitions." For purposes of this section only, references to FelCor LP and FelCor do not include their respective subsidiaries.

GENERAL

     The Old Notes are in the aggregate principal amount of $100 million. The Old Notes are, and the New Notes will be, unsecured senior obligations of FelCor LP. The Notes mature on September 15, 2008. The Old Notes and the New Notes bear yearly interest at 9 1/2%. Interest accrues from the most recent interest payment date to which interest has been paid or provided for and is payable semiannually to holders of record at the close of business on the March 1 or the September 1, immediately preceding the interest payment date on March 15 and September 15 of each year. The initial interest payment date of the Old Notes was March 15, 2002. The initial interest payment date for the New Notes will be September 15, 2002. Interest on the New Notes will accrue from March 15, 2002, or from the date of the last payment of interest on the Old Notes, whichever is later. No additional interest will be paid on Old Notes tendered and accepted for exchange.

     Notwithstanding anything to the contrary contained herein, upon the occurrence of, and during the continuance of, a Ratings Downgrade, the Notes will bear yearly interest at 10.0%. As of the date of this prospectus, the ratings on our existing senior debt were "BB-" by Standard & Poor's Rating Services and "Ba3" by Moody's Investor Services, Inc. Any lowering of these ratings by those ratings services will trigger the increase in the yearly interest rate on the Notes.

     Principal of, premium, if any, and interest on the Notes are payable, and the Notes may be exchanged or transferred, at the office or agency of FelCor LP in the Borough of Manhattan, The City of New York, which initially will be the corporate trust office of the trustee c/o Computershare, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, New York 10005, as agent for the trustee; provided that, at the option of FelCor LP, payment of interest may be made by check mailed to the holders at their addresses as they appear in the security register for the Notes.

     The Notes are issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple. See "-- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of the Notes, but FelCor LP may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with a registration of transfer.

     Subject to the covenants described below under "Covenants" and applicable law, FelCor LP may issue additional Notes under the Indenture. The existing Notes, including the Old Notes and the New
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Notes, and any additional notes subsequently issued under the Indenture are and will be treated as a single class for all purposes under the Indenture.

GUARANTEES AND SUBSIDIARY GUARANTORS

     The Old Notes are, and the New Notes will be, guaranteed on an unsecured senior basis by FelCor and the Subsidiary Guarantors. At present, the Subsidiary Guarantors consist of FelCor/CSS Hotels, L.L.C., FelCor/LAX Hotels, L.L.C., FelCor Eight Hotels, L.L.C., FelCor/CSS Holdings, L.P., FelCor/St. Paul Holdings, L.P., FelCor/LAX Holdings, L.P., FelCor Hotel Asset Company, L.L.C., FelCor Nevada Holdings L.L.C., FHAC Nevada Holdings, L.L.C., FHAC Texas Holdings, L.P., FelCor Omaha Hotel Company, L.L.C., FelCor Country Villa Hotel, L.L.C., FelCor Moline Hotel, L.L.C., FelCor Canada Co., FelCor TRS Holdings, L.P. and Kingston Plantation Development Corp., each of which is a guarantor with respect to the Line of Credit and the existing 7 3/8%, 7 5/8%, 8 1/2% and 9 1/2% senior notes. The guarantees are unconditional regardless of the enforceability of the Notes and the Indenture.

     FelCor currently conducts no other business and has no significant assets other than its general partner interest and an indirect limited partner interest in FelCor LP. Four of the Subsidiary Guarantors that are limited partnerships own directly an aggregate of 25 of the hotels and own general partner interests in a partnership that owns directly one additional hotel in which FelCor and FelCor LP have an interest. Four of the Subsidiary Guarantors that are limited liability companies directly own an aggregate of 51 of the hotels and own direct or indirect membership interests in other entities that own an aggregate of 22 of the hotels, including seven hotels that are owned directly by a limited partnership that is a Subsidiary Guarantor and six hotels that are owned directly by FelCor Canada Co., another Subsidiary Guarantor. None of the remaining seven Subsidiary Guarantors directly owns any hotel properties or engages in any business other than the ownership of partnership and membership interests in other entities. FelCor LP and certain of the Subsidiary Guarantors own additional subsidiaries, none of which is material to FelCor LP.

     Each future Restricted Subsidiary that subsequently guarantees Indebtedness of FelCor LP or FelCor that ranks equally with or subordinate in right of payment to the Notes will be required to execute a Subsidiary Guarantee. See
"-- Limitation on Issuances of Guarantees by Restricted Subsidiaries."

OPTIONAL REDEMPTION

     Optional Redemption. Except as described below, FelCor LP does not have the right to redeem any Notes prior to September 15, 2004. The Notes are redeemable at the option of FelCor LP, in whole or in part, at any time, and from time to time, on and after September 15, 2004, upon not less than 30 days' nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing September 15 of the years indicated below, in each case together with accrued and unpaid interest thereon to the redemption date:

                                                            REDEMPTION
YEAR                                                          PRICE
----                                                        ----------
2004......................................................   104.750
2005......................................................   103.167
2006......................................................   101.583
2007 and thereafter.......................................   100.000%

     Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to September 15, 2003, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the Notes issued under the

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Indenture, including the Old Notes and the New Notes, at a redemption price of
109.5% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

          (1) at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after the redemption; and

          (2) FelCor LP makes the redemption not more than 90 days after the consummation of any such Equity Offering.

     "Equity Offering" means a public or private offering of Capital Stock (other than Disqualified Stock) of FelCor or FelCor LP; provided that the proceeds received by FelCor or FelCor LP directly or indirectly from the offering are not less than $50 million.

SELECTION AND NOTICE OF REDEMPTION

     In the event that FelCor LP chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the trustee either:

          (1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

          (2) on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

     No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the trustee will select the Notes to be redeemed only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures) unless such method is otherwise prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Unless FelCor LP defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

SINKING FUND

     There are no sinking fund payments for the Notes.

REGISTRATION RIGHTS

     In December 2001, FelCor LP and FelCor agreed with the initial purchasers of the Old Notes, for the benefit of the holders, that FelCor LP and FelCor would use their best efforts, at their cost, to file and cause to become effective a registration statement with respect to a registered exchange offer to exchange the Old Notes for an issue of notes that will be senior notes of FelCor LP, with terms identical to the Old Notes, except that the exchange notes would not have legends restricting transfer. The exchange offer being made by this prospectus and the registration statement of which this prospectus constitutes a part are intended to satisfy the foregoing obligations of FelCor LP and FelCor. The agreement with the initial purchasers requires this exchange offer to remain open for at least 20 business days after the date notice of the exchange offer is mailed to the holders of Old Notes.

     Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by their holders, other than any holder which is our "affiliate" within the meaning of Rule 405 promulgated under the Securities Act, or a broker-dealer who purchased Old Notes directly from FelCor LP to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the New Notes are acquired in the ordinary course of business of the holder and the holder does not have an arrangement or understanding with any person to participate in the distribution of the New Notes. Any holder who tenders in this exchange offer for the purpose of
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participating in a distribution of the New Notes cannot rely on this interpretation by the Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. See "Plan of Distribution." Broker-dealers who acquired Old Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in this exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the Old Notes.

     If this exchange offer is not consummated by June 1, 2002, the annual interest rate borne by the Old Notes will be increased by 0.5% until the exchange offer is consummated or the SEC declares a shelf registration covering the resale of the Old Notes.

     FelCor LP and FelCor are entitled to close the exchange offer 20 business days after its commencement; provided that FelCor LP has accepted all Old Notes validly tendered in accordance with the terms of the exchange offer. Old Notes not tendered in this exchange offer will bear interest at the rate set forth on the cover page of this prospectus and will be subject to all of the terms and conditions specified in the Indenture and to the transfer restrictions described in "Transfer Restrictions" in the offering memorandum relating to the Old Notes.

     This description of some of the provisions of the registration rights agreement is a summary only. We urge you to read the registration rights agreement because it defines your rights regarding registration of the Old Notes. A copy of the registration rights agreement has previously been filed with the SEC. You may request a copy of this agreement by contacting us at the address set forth under "Where You Can Find More Information."

RANKING

     The Notes, including the Old Notes and the New Notes, are unsecured senior obligations of FelCor LP and rank equally in right of payment with other unsecured Senior Indebtedness of FelCor LP. The Notes are effectively subordinated to all of our and our consolidated Subsidiaries' secured Indebtedness and to all other Indebtedness of the non-guarantor Subsidiaries. Our secured Indebtedness includes only mortgage and capitalized lease debt. As of December 31, 2001, we and our consolidated Subsidiaries had approximately $696 million of mortgage and capitalized lease debt, which is effectively senior to the Notes to the extent of the value of the underlying assets.

     As of December 31, 2001, our non-guarantor Subsidiaries had no other Indebtedness.

CERTAIN DEFINITIONS

     Set forth below are definitions of certain terms contained in the Indenture that are used in this description. Please refer to the Indenture for the definition of other capitalized terms used in this description that are not defined below.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of FelCor, FelCor LP and their respective Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP plus the minority interest in FelCor LP, if applicable;

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provided that the following items shall be excluded in computing Adjusted
Consolidated Net Income, without duplication:

          (1) the net income of any Person, other than FelCor LP, FelCor or a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to FelCor LP, FelCor or any of their respective Restricted Subsidiaries by such Person during such period;

          (2) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

          (3) any after-tax gains or losses attributable to Asset Sales;

          (4) for so long as the Notes are not rated Investment Grade, any amount paid or accrued as dividends on Preferred Stock of FelCor LP, FelCor or any Restricted Subsidiary owned by Persons other than FelCor or FelCor LP and any of their respective Restricted Subsidiaries; and

          (5) all extraordinary gains and extraordinary losses.

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of FelCor LP, FelCor and their respective Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting from the total amount of assets:

          (1) all current liabilities of FelCor LP, FelCor and their respective Restricted Subsidiaries, excluding intercompany items, and

          (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to the "SEC Reports and Reports to Holders" covenant.

     "Adjusted Total Assets" means, for any Person, the sum of:

          (1) Total Assets for such Person as of the end of the calendar quarter preceding the Transaction Date as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to the "SEC Reports and Reports to Holders" covenant, and

          (2) any increase in Total Assets following the end of such quarter including, without limitation, any increase in Total Assets resulting from the application of the proceeds of any additional Indebtedness.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means:

          (1) an investment by FelCor LP or FelCor or any of their respective Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be
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     merged into or consolidated with FelCor LP or FelCor or any of their respective Restricted Subsidiaries; provided that such Person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such investment; or

          (2) an acquisition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries from any other Person that constitutes substantially all of a division or line of business, or one or more hotel properties, of such Person; provided that the property and assets acquired are related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than to FelCor LP, FelCor or another Restricted Subsidiary, of:

          (1) all or substantially all of the Capital Stock of any Restricted Subsidiary, or

          (2) all or substantially all of the assets that constitute a division or line of business, or one or more hotel properties, of FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

     "Asset Sale" means any sale, transfer or other disposition, including by way of merger, consolidation or sale-leaseback transaction, in one transaction or a series of related transactions by FelCor LP or FelCor or any of their Restricted Subsidiaries to any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries of:

          (1) all or any of the Capital Stock of any Restricted Subsidiary other than sales permitted under clause (4) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant described below,

          (2) all or substantially all of the property and assets of an operating unit or business of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, or

          (3) any other property and assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries outside the ordinary course of business of FelCor LP or FelCor or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of FelCor LP and FelCor;

provided that "Asset Sale" shall not include:

     - sales or other dispositions of inventory, receivables and other current assets,

     - sales, transfers or other dispositions of assets with a fair market value not in excess of $1 million in any transaction or series of related transactions, or

     - sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy the second bullet of clause
       (1) of the second paragraph of the "Limitation on Asset Sales" covenant.

     "Average Life" means at any date of determination with respect to any debt security, the quotient obtained by dividing:

          (1) the sum of the products of:

              - the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and

              - the amount of such principal payment, by

          (2) the sum of all such principal payments.

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     "Capital Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting), including partnership interests, whether general or limited, in the equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock, Preferred Stock and Units.

     "Capitalized Lease" means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease as reflected on the balance sheet of such Person in accordance with GAAP.

     "Change of Control" means such time as:

          (1) a "person" or "group" (as such terms are defined in Sections 13(d) and 14(d)(2) of the Securities and Exchange Act of 1934 (the "Exchange Act")), becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of FelCor or, other than by FelCor, of FelCor LP on a fully diluted basis; or

          (2) individuals who on the Closing Date constitute the Board of Directors (together with any new or replacement directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by FelCor's shareholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     "Closing Date" means September 15, 2000, the date on which the Notes were first issued under the Indenture.

     "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person's equity, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of common stock.

     "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

          (1) Consolidated Interest Expense,

          (2) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets),

          (3) depreciation expense,

          (4) amortization expense, and

          (5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for FelCor LP, FelCor and their respective Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated

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EBITDA shall be reduced (to the extent not otherwise reduced in accordance with
GAAP) by an amount equal to:

     - the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by

     - the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

     "Consolidated Interest Expense" means, for any period, without duplication, the aggregate amount of interest expense in respect of Indebtedness during such period, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP including, without limitation:

     - amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with GAAP;

     - all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers' acceptance financing;

     - the net costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of FelCor LP, FelCor or any of their respective Restricted Subsidiaries; and

     - all but the principal component of rentals in respect of capitalized lease obligations paid, accrued or scheduled to be paid or to be accrued by FelCor LP, FelCor and their respective Restricted Subsidiaries;

excluding (A) the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof) and (B) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes or paid in connection with any other Indebtedness outstanding on June 30, 2000, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is:

          (1) required to be redeemed prior to the Stated Maturity of the Notes,

          (2) redeemable at the option of the holder of such class or series of Capital Stock, other than Units, at any time prior to the Stated Maturity of the Notes, or

          (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control"
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covenants described below and such Capital Stock specifically provides that such
Person will not repurchase or redeem any such stock pursuant to such provision prior to FelCor LP's repurchase of the Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

     "DJONT" means DJONT Operations, L.L.C., a Delaware limited liability company.

     "Fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

     "Funds From Operations" for any period means the consolidated net income of FelCor LP, FelCor and their respective Restricted Subsidiaries for such period in conformity with GAAP excluding gains or losses from debt restructurings which would be extraordinary items in accordance with GAAP and sales of depreciable operating property, plus depreciation of real property (including furniture and equipment) and after adjustments for unconsolidated partnerships and joint ventures plus the minority interest in FelCor LP, if applicable; provided that for purposes of the payment of any dividend or distribution by FelCor LP or FelCor, "Funds From Operations" shall be equal to $80 million plus the amount thereof computed for the period commencing with the first day of the fiscal quarter in which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the payment of such dividend or distribution.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to:

     - the amortization of any expenses incurred in connection with the offering of the Notes, and

     - except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

     "Government Securities" means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise), or

          (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

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     "Guarantors" means FelCor and the Subsidiary Guarantors, collectively.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication):

          (1) all indebtedness of such Person for borrowed money,

          (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

          (3) the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement),

          (4) all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,

          (5) all Capitalized Lease Obligations,

          (6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness,

          (7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, and

          (8) to the extent not otherwise included in this definition or the definition of Consolidated Interest Expense, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

     - the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP, and

     - Indebtedness shall not include any liability for federal state, local or other taxes.

     "Interest Coverage Ratio" means, on any Transaction Date, the ratio of:

     - the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant ("Four Quarter Period") to

     - the aggregate Consolidated Interest Expense during such Four Quarter Period.

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     In making the foregoing calculation,

          (1) pro forma effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

          (2) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

          (3) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred or repaid in connection with any such Asset Acquisitions or Asset Dispositions) that occur during such Reference Period but subsequent to the end of the related Four Quarter Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

          (4) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition and any Indebtedness Incurred or repaid in connection with any such asset acquisitions or asset dispositions) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into FelCor LP or FelCor or any of their respective Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted Asset Dispositions or Asset Acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period; provided that to the extent that clause (3) or (4) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business, or one or more hotel properties, of the Person that is acquired or disposed of to the extent that such financial information is available.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including without limitation by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or

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otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

          (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, and

          (2) the fair market value of the Capital Stock (or any other Investment), held by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause

          (3) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant;

provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below:

     - "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary,

     - the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments, and

     - any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

     "Investment Grade" means a rating of the Notes by both S&P and Moody's, each such rating being in one of such agency's four highest generic rating categories that signifies investment grade (i.e. BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); provided, in each case, such ratings are publicly available; provided, further, that in the event Moody's or S&P is no longer in existence for purposes of determining whether the Notes are rated "Investment Grade," such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by FelCor LP and FelCor, notice of which shall be given to the Trustee.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

     "Line of Credit" means the credit facility established pursuant to the Seventh Amended and Restated Credit Agreement dated as of July 26, 2001 among FelCor LP, FelCor, and FelCor Canada Co., as borrowers, the lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, The Chase Manhattan Bank of Canada, as an Additional Administrative Agent, Bankers Trust Company, as Syndication Agent, J.P. Morgan Securities Inc. and Deutsche Banc Alex. Brown Inc., as Co-Lead Arrangers and Joint Bookrunners, and Bank of America, N.A., Wells Fargo Bank, National Association and Salomon Smith Barney Inc., as Co-Documentation Agents, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time; provided that, with respect to an agreement providing for the refinancing of Indebtedness under the Line of Credit, such agreement shall be the Line of Credit under the Indenture only if a notice to that effect is delivered by FelCor LP and FelCor to the trustee.

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     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means:

          (1) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

        - brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

        - provisions for all taxes actually paid or payable as a result of such Asset Sale by FelCor LP, FelCor and their respective Restricted Subsidiaries, taken as a whole,

        - payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale, and

        - amounts reserved by FelCor LP, FelCor and their respective Restricted Subsidiaries against any liabilities associated with such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP, and

          (2) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants's fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of tax paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Notes by FelCor LP, from the holders commenced by mailing a notice to the trustee and each holder stating:

          (1) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

          (2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) ("Payment Date");

          (3) that any Note not tendered will continue to accrue interest pursuant to its terms;

          (4) that, unless FelCor LP defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

          (5) that holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

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          (6) that holders will be entitled to withdraw their election if the
     Payment Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Notes purchased; and

          (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Payment Date, FelCor LP shall

     - accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; and

     - deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted;

     - and shall promptly thereafter deliver, or cause to be delivered, to the trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by FelCor LP.

     The Paying Agent shall promptly mail to the holders of Notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount to any unpurchased portion of any Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. FelCor LP will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. FelCor LP will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that FelCor LP is required to repurchase Notes pursuant to an Offer to Purchase.

     "Permitted Investment" means:

          (1) an Investment in FelCor LP or FelCor or any of their Restricted Subsidiaries or a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, FelCor LP or FelCor or any of their Restricted Subsidiaries; provided that such person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such Investment;

          (2) Temporary Cash Investments;

          (3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and

          (4) stock, obligations or securities received in satisfaction of judgments.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person's preferred or preference stock, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

     "Ratings Downgrade" means a rating of the Notes (1) by S&P and Moody's lower than, in the case of S&P, BB- and, in the case of Moody's, Ba3; provided in each case such ratings are publicly available or

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(2) by S&P or Moody's lower than, in the case of S&P, BB- or, in the case of
Moody's, Ba3; provided that in any such case such rating is the only rating publicly available.

     "Restricted Subsidiary" means any Subsidiary of FelCor LP or FelCor other than an Unrestricted Subsidiary.

     "Secured Indebtedness" means any Indebtedness secured by a Lien upon the property of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than Indebtedness secured by a Stock Pledge to the extent such Indebtedness does not exceed 50% of Adjusted Total Assets.

     "Senior Indebtedness" means the following obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, whether outstanding on the Closing Date or thereafter Incurred:

          (1) all Indebtedness and all other monetary obligations (including expenses fees and other monetary obligations) of FelCor LP and FelCor under the Line of Credit;

          (2) all Indebtedness and all other monetary obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than the Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued is expressly subordinated in right of payment to the Notes; and

          (3) Subsidiary Debt.

     Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of FelCor LP and FelCor and their respective Restricted Subsidiaries at the rate provided for the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

     "Significant Subsidiary" means, at any determination date, any Restricted Subsidiary that, together with its Subsidiaries:

          (1) for the most recent fiscal year of FelCor LP and FelCor, accounted for more than 10% of the consolidated revenues of FelCor LP, FelCor and their respective Restricted Subsidiaries, or

          (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of FelCor LP, FelCor and their respective Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements thereof for such fiscal year.

     "S&P" means Standard & Poor's Ratings Services and its successors.

     "Stated Maturity" means:

          (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable, and

          (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Stock Pledge" means a first priority security interest in the equity interests of subsidiaries of FelCor and/or FelCor LP.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

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     "Subsidiary Debt" means all unsecured Indebtedness of which a Restricted
Subsidiary is the primary obligor.

     "Subsidiary Guarantee" means a Guarantee by each Subsidiary Guarantor for payment of the Notes by such Subsidiary Guarantor. The Subsidiary Guarantee will be an unsecured senior obligation of each Subsidiary Guarantor and will be unconditional regardless of the enforceability of the Notes and the Indenture. Notwithstanding the foregoing, each Subsidiary Guarantee by a Subsidiary Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of the Capital Stock owned by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not then prohibited by the Indenture).

     "Subsidiary Guarantor" means each of the following:

          (1) FelCor/CSS Hotels, L.L.C., a Delaware limited liability company;

          (2) FelCor/LAX Hotels, L.L.C., a Delaware limited liability company;

          (3) FelCor/CSS Holdings, L.P., a Delaware limited partnership;

          (4) FelCor/St. Paul Holdings, L.P., a Delaware limited partnership;

          (5) FelCor/LAX Holdings, L.P., a Delaware limited partnership;

          (6) FelCor Eight Hotels, L.L.C., a Delaware limited liability company;

          (7) FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company;

          (8) FelCor Nevada Holdings L.L.C., a Nevada limited liability company;

          (9) FHAC Nevada Holdings, L.L.C., a Nevada limited liability company;

          (10) FHAC Texas Holdings, L.P., a Texas limited partnership;

          (11) FelCor Omaha Hotel Company, L.L.C., a Delaware limited liability company;

          (12) FelCor Country Villa Hotel, L.L.C., a Delaware limited liability company;

          (13) FelCor Moline Hotel, L.L.C., a Delaware limited liability company;

          (14) FelCor Canada Co., a Nova Scotia unlimited liability company;

          (15) FelCor TRS Holdings, L.P., a Delaware limited partnership;

          (16) Kingston Plantation Development Corp., a Delaware corporation;
     and

          (17) each other Restricted Subsidiary that executes a Subsidiary Guarantee in compliance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant below.

     "Temporary Cash Investment" means any of the following:

          (1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof,

          (2) time deposits accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor,

          (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

          (4) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of FelCor LP or FelCor) organized and in existence under the
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     laws of the United States of America, any state of the United States of
     America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and

          (5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's.

     "Total Assets" means the sum of:

          (1) Undepreciated Real Estate Assets, and

          (2) all other assets of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in conformity with GAAP (but excluding intangibles and accounts receivables).

     "Total Unencumbered Assets" as of any date means the sum of:

          (1) those Undepreciated Real Estate Assets not securing any portion of Secured Indebtedness, and

          (2) all other assets (but excluding intangibles and accounts receivable) of FelCor LP, FelCor and their respective Restricted Subsidiaries not securing any portion of Secured Indebtedness determined on a consolidated basis in accordance with GAAP.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transaction Date" means, with the respect to the Incurrence of any Indebtedness by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Undepreciated Real Estate Assets" means, as of any date, the cost (being the original cost to FelCor LP or FelCor or any of their respective Restricted Subsidiaries plus capital improvements) of real estate assets of FelCor LP, FelCor and their Restricted Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in conformity with GAAP.

     "Units" means the limited partnership units of FelCor LP, that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of FelCor are redeemable for cash or Common Stock of FelCor.

     "Unrestricted Subsidiary" means

          (1) any Subsidiary of FelCor LP or FelCor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

          (2) any Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of FelCor LP or FelCor) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries; provided that:

     - any Guarantee by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such

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       Indebtedness and an "Investment" by FelCor LP or FelCor or such
       Restricted Subsidiary (or all, if applicable) at the time of such designation;

     - either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and

     - if applicable, the Incurrence of Indebtedness and the Investment referred to in the first bullet of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

     - no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

     - all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture.

Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Unsecured Indebtedness" means any Indebtedness of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that is not Secured Indebtedness.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

     The Indenture contains, among others, the following covenants, provided that the Indenture will provide that the "Limitation on Liens," the "Limitation on Sale-Leaseback Transactions," the "Limitation on Restricted Payments," the "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries," the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries," the "Limitation on Issuances of Guarantees by Restricted Subsidiaries," and the "Limitation on Transactions with Affiliates" covenants will not be applicable in the event, and only for so long as, the Notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

  Limitation on Indebtedness

     (1) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness if, immediately after giving effect to the Incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of Adjusted Total Assets.

     (2) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Subsidiary Debt or any Secured Indebtedness if, immediately after giving effect to the Incurrence of such additional Subsidiary Debt or Secured
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Indebtedness, the aggregate principal amount of all outstanding Subsidiary Debt and Secured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis is greater than 45% of Adjusted Total Assets.

     (3) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness (other than the existing 7 3/8% and 7 5/8% senior notes, the Subsidiary Guarantees relating to the existing 7 3/8% and 7 5/8% senior notes and other Indebtedness existing on the Closing Date); provided that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be greater than 2.0 to 1.

     (4) Notwithstanding paragraphs (1), (2) or (3), FelCor LP or FelCor or any of their respective Restricted Subsidiaries (except as specified below) may Incur each and all of the following:

          (A) Indebtedness outstanding under the Line of Credit at any time in an aggregate principal amount not to exceed $700 million less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below;

          (B) Indebtedness owed to:

        - FelCor LP or FelCor evidenced by an unsubordinated promissory note, or

        - to any Restricted Subsidiary;

     provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to FelCor LP or FelCor or any other Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B);

          (C) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness (other than Indebtedness Incurred under clause (A), (B), (D) or (F) of this paragraph
     (4)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that ranks equally with or subordinate in right of payment to, the Notes shall only be permitted under this clause (C) if:

        - in case the Notes are refinanced in part or the Indebtedness to be refinanced ranks equally with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, ranks equally with or is expressly made subordinate in right of payment to the remaining Notes,

        - in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes, and

        - such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and

     provided further that in no event may Indebtedness of FelCor LP or FelCor that ranks equally with or subordinate in right of payment to the Notes be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (C);

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          (D) Indebtedness:

        - in respect of performance, surety or appeal bonds provided in the ordinary course of business,

        - under Currency Agreements and Interest Rate Agreements; provided that such agreements (i) are designed solely to protect FelCor LP or FelCor or any of their respective Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and
          (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, and

        - arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis in connection with such disposition;

          (E) Indebtedness of FelCor LP or FelCor, to the extent the net proceeds thereof are promptly:

        - used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control, or

        - deposited to defease the Notes as described below under "Defeasance;"
          or

          (F) Guarantees of the Notes and the existing 7 7/8% and 7 5/8% notes and Guarantees of Indebtedness of FelCor LP or FelCor by any of their respective Restricted Subsidiaries provided the guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described below.

    (5) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

    (6) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant,

     - Indebtedness Incurred under the Line of Credit on or prior to the Closing Date shall be treated as Incurred pursuant to clause (A) of paragraph (4) of this "Limitation on Indebtedness" covenant,

     - Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included, and

     - any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness.

  For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in the second bullet in this paragraph (6)), each of FelCor LP and FelCor, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; provided that FelCor LP and FelCor must classify such item of Indebtedness in an identical fashion.

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  Maintenance of Total Unencumbered Assets

     FelCor LP, FelCor and their respective Restricted Subsidiaries will maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis.

  Limitation on Liens

     Neither FelCor LP nor FelCor shall secure any Indebtedness under the Line of Credit by a Lien unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with the Indebtedness under the Line of Credit for so long as the Indebtedness under the Line of Credit is secured by such Lien.

  Limitation on Sale-Leaseback Transactions

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby any of them sells or transfers such assets or properties and then or thereafter leases such assets or properties or any substantial part thereof.

     The foregoing restriction does not apply to any sale-leaseback transaction if:

          (1) the lease is for a period, including renewal rights, of not in excess of three years;

          (2) the lease secures or relates to industrial revenue or pollution control bonds;

          (3) the transaction is solely between FelCor LP or FelCor and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

          (4) FelCor LP or FelCor or any of their respective Restricted Subsidiaries, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (1) or (2) of the second paragraph of the "Limitation on Asset Sales" covenant described below.

  Limitation on Restricted Payments

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly:

          (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than:

        - dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, and

        - pro rata dividends or distributions on Common Stock of FelCor LP or any Restricted Subsidiary held by minority stockholders;

          (2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of:

        - FelCor LP, FelCor or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries unless in connection with such purchase the Unrestricted Subsidiary is designated as a Restricted Subsidiary, or

        - a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by an Affiliate of FelCor LP or FelCor (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of FelCor LP or FelCor;

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          (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of FelCor LP or FelCor that is subordinated in right of payment to the Notes; or

          (4) make an Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

             (A) a Default or Event of Default shall have occurred and be continuing,

             (B) FelCor LP or FelCor could not Incur at least $1.00 of Indebtedness under the paragraphs (1), (2) and (3) of the "Limitation on Indebtedness" covenant, or

             (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of:

           - 95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by FelCor LP or FelCor or any of their respective Restricted Subsidiaries to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter in which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant, plus

           - the aggregate Net Cash Proceeds received by FelCor LP or FelCor after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of FelCor LP or FelCor, including an issuance or sale permitted by the Indenture of Indebtedness of FelCor LP or FelCor for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor, or from the issuance to a Person who is not a Subsidiary of FelCor LP or FelCor of any options, warrants or other rights to acquire Capital Stock of FelCor LP or FelCor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), plus

           - an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to FelCor LP or FelCor or any of their respective Restricted Subsidiaries or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments") not to exceed, in each case, the amount of Investments previously made by FelCor LP, FelCor and their respective Restricted Subsidiaries in such Person or Unrestricted Subsidiary, plus

           - the purchase price of noncash tangible assets acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor subsequent to the Closing Date.

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     Notwithstanding the foregoing, FelCor LP or FelCor may declare or pay any dividend or make any distribution that is necessary to maintain FelCor's status as a REIT under the Code if:

     - the aggregate principal amount of all outstanding Indebtedness of FelCor LP or FelCor on a consolidated basis at such time is less than 60% of Adjusted Total Assets, and

     - no Default or Event of Default shall have occurred and be continuing.

     The foregoing provisions shall not be violated by reason of:

          (1) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

          (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (C) of paragraph (4) of the "Limitation on Indebtedness" covenant;

          (3) the repurchase, redemption or other acquisition of Capital Stock of FelCor LP or FelCor or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent issuance of, shares of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

          (4) the making of any principal payment on, or the repurchase, redemption, retirement, defeasance or other acquisition for value of, Indebtedness of FelCor LP or FelCor which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent issuance of, shares of the Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

          (5) payments or distributions, to dissenting stockholders pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of FelCor LP or FelCor;

          (6) Investments in any Person or Persons in an aggregate amount not to exceed $150 million; or

          (7) Restricted Payments in an aggregate amount not to exceed $200 million, provided that at the time of, and after giving effect to, the proposed Restricted Payment, FelCor LP and FelCor could have incurred at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the "Limitation on Indebtedness" covenant;

     provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein.

Each Restricted Payment permitted pursuant to this paragraph (other than the Restricted Payment referred to in clause (2) of this paragraph, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) of this paragraph, an Investment referred to in clause (6) of this paragraph or a Restricted Payment referred to in clause (7) of this paragraph), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and
(4), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments.

     Notwithstanding anything to the contrary contained in this "Limitation on Restricted Payments" covenant, except in the case of clauses (3) and (5) of the immediately preceding paragraph, in no case shall FelCor LP, FelCor or any of their respective Restricted Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any Capital Stock unless at the time of, and after giving effect to, such

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proposed Restricted Payment, the ratio of Indebtedness to Consolidated EBITDA of
FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be equal to or less than 4.85 to 1.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

     - pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by FelCor LP or FelCor or any of their respective Restricted Subsidiaries,

     - pay any Indebtedness owed to FelCor LP, FelCor or any other Restricted Subsidiary,

     - make loans or advances to FelCor LP, FelCor or any other Restricted Subsidiary, or

     - transfer its property or assets to FelCor LP, FelCor or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

          (1) existing on the Closing Date in the Indenture, the Line of Credit and any other agreement in effect on the Closing Date to the extent listed on a schedule to the Indenture, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

          (2) existing under or by reason of applicable law;

          (3) existing with respect to any Person or the property or assets of such Person acquired by FelCor LP, FelCor or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

          (4) in the case of the last bullet in the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant:

        - that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

        - existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of FelCor LP, FelCor or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

        - arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of FelCor LP, FelCor or any Restricted Subsidiary in any manner material to FelCor LP, FelCor and their respective Restricted Subsidiaries taken as a whole;

          (5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

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          (6) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

        - the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

        - the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined by FelCor LP and FelCor), and

        - each of FelCor LP and FelCor determines that any such encumbrance or restriction will not materially affect such Persons' ability to make principal or interest payments on the Notes.

     Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent FelCor LP, FelCor or any Restricted Subsidiary from:

     - creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant, or

     - restricting the sale or other disposition of property or assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that secure Indebtedness of FelCor LP, FelCor or any of their respective Restricted Subsidiaries.

  Limitation on the Issuance and Sale of Capital Stock of Restricted
  Subsidiaries

     Neither FelCor LP nor FelCor will sell, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

          (1) to FelCor LP, FelCor or a Wholly Owned Restricted Subsidiary;

          (2) issuances of director's qualifying shares or sales to individuals of shares of Restricted Subsidiaries, to the extent required by applicable law or to the extent necessary to obtain local liquor licenses;

          (3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale, or

          (4) sales of not greater than 20% of the Capital Stock of a newly-created Restricted Subsidiary made in connection with, or in contemplation of, the acquisition or development by such Restricted Subsidiary of one or more properties to any Person that is, or is an Affiliate of, the entity that provides, franchise management or other services, as the case may be, to one or more properties owned by such Restricted Subsidiary.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

     Neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to Guarantee any Indebtedness of FelCor LP or FelCor which ranks equally with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless:

          (1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary, and

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          (2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness:

     - ranks equally with the Notes, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or subordinate to, the Subsidiary Guarantee, or

     - is subordinate to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

          (1) any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of Capital Stock held by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), or

          (2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  Limitation on Transactions with Affiliates

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including, without limitations, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of FelCor LP or FelCor or with any Affiliate of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, except upon fair and reasonable terms no less favorable to FelCor LP, FelCor or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to:

          (1) transactions (A) approved by a majority of the independent directors of FelCor or (B) for which FelCor LP, FelCor or any Restricted Subsidiary delivers to the trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to FelCor LP, FelCor or such Restricted Subsidiary from a financial point of view;

          (2) any transaction solely between FelCor LP or FelCor and any of their respective Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries;

          (3) the payment of reasonable and customary fees and expenses to directors of FelCor who are not employees of FelCor;

          (4) any payments or other transactions pursuant to any tax-sharing agreement between FelCor LP or FelCor and any other Person with which FelCor LP or FelCor files a consolidated tax return or with which FelCor LP or FelCor is part of a consolidated group for tax purposes; or

          (5) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant.

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     Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Affiliates" covenant and not covered by (2) through (5) of the immediately foregoing paragraph,

     - the aggregate amount of which exceeds $2 million in value or relates to the leasing of one or more hotel properties to DJONT, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above, and

     - the aggregate amount of which exceeds $5 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

  Limitation on Asset Sales

     Neither FelCor LP nor FelCor will, and neither FelCor LP or FelCor will permit any of their respective Restricted Subsidiaries to, consummate any Asset Sale, unless:

          (1) the consideration received by FelCor LP, FelCor or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of, and

          (2) at least 75% of the consideration received consists of cash or Temporary Cash Investments; provided, with respect to the sale of one or more hotel properties that up to 75% of the consideration may consist of indebtedness of the purchaser of such hotel properties; provided, further, that such indebtedness is secured by a first priority Lien on the hotel property or properties sold.

     In the event and to the extent that the Net Cash Proceeds received by FelCor LP, FelCor or such Restricted Subsidiary from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries has been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant), then FelCor LP or FelCor shall or shall cause the relevant Restricted Subsidiary to:

          (1) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets:

        - apply an amount equal to such excess Net Cash Proceeds to permanently reduce Senior Indebtedness of FelCor LP, FelCor, or any Restricted Subsidiary or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than FelCor LP, FelCor or any of their respective Restricted Subsidiaries, or

        - invest an equal amount, or the amount not so applied pursuant to the foregoing bullet (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a Restricted Subsidiary having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries existing on the date of such investment, and

          (2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant.

     The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause
(1) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds." If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10 million, FelCor LP must

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commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     FelCor LP must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount of the Notes, plus accrued interest (if any) to the Payment Date.

     There can be no assurance that FelCor LP will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as any covenant that may be contained in other securities of FelCor LP or FelCor that might be outstanding at the time). The above covenant requiring FelCor LP to repurchase the Notes will, unless consents are obtained, require FelCor LP to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

SEC REPORTS AND REPORTS TO HOLDERS

     Whether or not FelCor LP or FelCor is then required to file reports with the SEC, FelCor LP and FelCor shall file with the SEC all such reports and other information as they would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if they were subject thereto; provided that, if filing such documents by FelCor LP or FelCor with the SEC is not permitted under the Exchange Act, FelCor LP or FelCor shall provide such documents to the trustee and upon written request supply copies of such documents to any prospective holder; provided, further, that if the rules and regulations of the SEC permit FelCor LP and FelCor to file combined reports or information pursuant to the Exchange Act, FelCor LP and FelCor may file combined reports and information. FelCor LP and FelCor shall supply the trustee and each holder or shall supply to the trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information.

EVENTS OF DEFAULT

     Events of Default under the Indenture include the following:

          (1) default in the payment of principal of, or premium, if any, on any Note when they are due and payable at maturity, upon acceleration, redemption or otherwise;

          (2) default in the payment of interest on any Note when they are due and payable, and such default continues for a period of 30 days;

          (3) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenants;

          (4) FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in the Indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the Notes;

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          (5) there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

        - an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or

        - the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

          (6) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance):

        - shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged, and

        - and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

          (7) a court having jurisdiction in the premises enters a decree or order for:

        - relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

        - appointment of a receiver, liquidator, assignee custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

        - the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

          (8) FelCor LP or FelCor or any Significant Subsidiary:

        - commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law,

        - consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

        - effects any general assignment for the benefit of its creditors.

     If an Event of Default (other than an Event of Default specified in clause
(7) or (8) above that occurs with respect to FelCor LP or FelCor) occurs and is continuing under the Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to FelCor LP and FelCor (and to the trustee if such notice is given by the holders), may, and the trustee at the request of the holders of at least 25% in aggregate principal amount of the Notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause
(5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by FelCor LP, FelCor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

     If an Event or Default specified in clause (7) or (8) above occurs with respect to FelCor LP or FelCor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding Notes by written notice to FelCor LP, FelCor and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

     - all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived, and

     - the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

     As to the waiver of defaults, see "-- Modification and Waiver."

     The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. A holder may not pursue any remedy with respect to the Indenture or the Notes unless:

          (1) the holder gives the trustee written notice of a continuing Event of Default;

          (2) the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the trustee to pursue the remedy;

          (3) such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

          (4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

          (5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the trustee a direction that is inconsistent with the request.

     However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

     The Indenture requires certain officers of FelCor LP and FelCor to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of FelCor LP and FelCor and their respective Restricted Subsidiaries and of their performance under the Indenture and that FelCor LP and FelCor have fulfilled all obligations thereunder, or, if there has been a default in fulfillment of any such obligation, specifying each such default and the nature and status thereof. FelCor LP and FelCor will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Neither FelCor LP nor FelCor will merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into FelCor LP or FelCor unless:

          (1) FelCor LP or FelCor shall be the continuing Person, or the Person (if other than FelCor LP or FelCor) formed by such consolidation or into which FelCor LP or FelCor is merged or that acquired or leased such property and assets of FelCor LP or FelCor shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of FelCor LP or FelCor on the Notes and under the Indenture;

          (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

          (3) immediately after giving effect to such transaction on a pro forma basis FelCor LP or FelCor, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the "Limitation on Indebtedness" covenant; provided that this clause (3) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than Disqualified Stock) in the surviving Person or FelCor LP or FelCor) shall be issued or distributed to the holders of Capital Stock of FelCor LP or FelCor; and

          (4) FelCor LP or FelCor delivers to the trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided that clause (3) above does not apply if, in the good faith determination of the Board of Directors of FelCor LP or FelCor, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of domicile of FelCor LP or FelCor; and provided, further, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture provides that FelCor LP, FelCor and the Subsidiary Guarantors will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes or any Subsidiary Guarantee on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other things: certain obligations to register the transfer or exchange of the Notes; to replace stolen, lost or mutilated Notes; to maintain paying agencies and to hold monies for payment in trust) if, among other things,

          (1) FelCor LP has deposited with the trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes,

          (2) FelCor LP has delivered to the trustee:

             (A) either

           - an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of FelCor LP's exercise of its option under this

             "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required, or

           - a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, and

             (B) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

          (3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their respective Restricted Subsidiaries are bound, and

          (4) if at such time the Notes are listed on a national securities exchange, FelCor LP has delivered to the trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clause (3) under "Consolidation, Merger and Sale of Assets," and all the covenants described herein under "Covenants," clause (3) under "Events of Default" with respect to such clause (3) under "Consolidation, Merger and Sale of Assets," clause (4) under "Events of Default" with respect to such other covenants and clauses (5) and (6) under "Events of Default" shall be deemed not to be Events of Default upon, among other things:

          (1) the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes,

          (2) the satisfaction of the provisions described in clauses (2)(B),
     (3) and (4) of the preceding paragraph titled "Defeasance and Discharge," and

          (3) the delivery by FelCor LP to the trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event FelCor LP exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, FelCor LP, FelCor and the Subsidiary Guarantors will remain liable for such payments.

MODIFICATION AND WAIVER

     Subject to certain limited exceptions, modifications and amendments of the Indenture may be made by FelCor LP, FelCor and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding Notes; provided that no such modification or amendment may, without the consent of each holder affected thereby:

          (1) change the Stated Maturity of the principal of, or any installment of interest on, any Note,

          (2) reduce the principal amount of, or premium, if any, or interest on, any Note,

          (3) change the place of payment of principal of, or premium, if any, or interest on, any Note,

          (4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note,

          (5) reduce the above-stated percentages of outstanding Notes the consent of whose holders is necessary to modify or amend the Indenture,

          (6) waive a default in the payment of principal of, premium, if any, or interest on the Notes,

          (7) voluntarily release a Guarantor of the Notes, or

          (8) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, PARTNERS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of FelCor LP or FelCor in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, partner, stockholder, officer, director, employee or controlling person of FelCor LP, FelCor or the Subsidiary Guarantors or of any successor Person thereof. Each holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the Indenture contain limitations on the rights of the trustee, should it become a creditor of FelCor LP or FelCor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the New Notes will be issued in fully registered form without interest coupons. Old Notes sold in reliance on Rule 144A are represented by the Global Old Notes. New Notes issued in exchange for the Global Old Notes will be issued in the form of one or more Global New Notes and will be deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC.

     Old Notes originally purchased by or transferred to Institutional Accredited Investors who are not qualified institutional buyers ("Non-Global Purchasers") were in registered form without interest coupons and represented by the Certificated Old Notes. New Notes issued in exchange for the Certificated Old Notes will be issued in the form of one or more Certificated New Notes.

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither FelCor LP, FelCor, any Subsidiary Guarantor, the trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     FelCor LP expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. FelCor LP also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     FelCor LP expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which, in the case of a Global Old Note, may be legended with respect to the restrictions on transfer thereof.

     FelCor LP understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither FelCor LP, FelCor, any Subsidiary Guarantor, nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing its operations.

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by FelCor LP within 90 days, FelCor LP will issue Certificated Notes, which, in the case of a Global Old Note, may bear a legend with respect to the restrictions on transfer thereof, in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, which, in the case of a Global Old Note, may bear a legend with respect to the restrictions on transfer thereof, in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes the material U. S. federal income tax aspects of the exchange offer to holders of the Old Notes. This discussion is for general information only and does not consider all aspects of the exchange offer that might impact owners of the Old Notes in light of their personal circumstances. This discussion deals only with Old Notes held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. "Capital assets" are generally property held for investment and not for sale to customers in the ordinary course of a trade or business. This discussion also does not address the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities, or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the Old Notes as part of a "straddle", a "hedge" against currency risk or a "conversion transaction"; persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities. In addition, this discussion does not address any of the United States federal income tax consequences of owning or disposing of New Notes, nor does it address any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

     This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, Internal Revenue Service, or IRS, rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as in effect on the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect the tax consequences described below. We have not and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange offer which are different from those discussed in this prospectus.

     The exchange of Old Notes for New Notes pursuant to the exchange offer should not constitute a taxable exchange. As a result, a holder (1) should not recognize taxable gain or loss as a result of exchanging Old Notes for New Notes pursuant to the exchange offer, (2) the holding period of the New Notes should include the holding period of the Old Notes exchanged for the New Notes and (3) the adjusted tax basis of the New Notes should be the same as the adjusted tax basis of the Old Notes exchanged for the New Notes immediately before the exchange.

     THE FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS OF OLD NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, INCLUDING THE EFFECTS OF CHANGES IN SUCH LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sales of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of these New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of Old Notes, including any broker-dealers, and specified parties related to these holders, against specified liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the New Notes will be passed upon for FelCor and FelCor LP by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                                    EXPERTS

     The financial statements of FelCor and FelCor LP incorporated in this prospectus by reference to the Annual Reports on Form 10-K of FelCor and FelCor LP for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
FELCOR LODGING LIMITED PARTNERSHIP
Pro Forma Consolidated Statements of Operations.............   F-2

FELCOR LODGING TRUST INCORPORATED
Pro Forma Consolidated Statements of Operations.............   F-6

                       FELCOR LODGING LIMITED PARTNERSHIP

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     The following unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2001 is based in part upon the Consolidated Statements of Operations of FelCor LP, for the year ended December 31, 2001, incorporated in this prospectus by reference, and in part upon the consolidated statement of operations for the six months ended June 30, 2001 of Six Continents Tenant, which was provided by Six Continents Tenant. The term "Six Continents Tenant" refers to the consolidated subsidiaries of Six Continents Hotels that held the leases of 88 of our hotels during the six months ended June 30, 2001.

     The Pro Forma Consolidated Statements of Operations for the year ended December 31, 2001 assumes that all the following occurred on January 1, 2001:

     - our acquisition of 88 leases held by Six Continents Hotels on July 1, 2001;

     - the completion of the offering of the Old Notes and the application of the net proceeds to repay borrowings under our line of credit.

     In the opinion of our management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Statements of Operations are presented for illustrative purposes only and are not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on the indicated dates, nor do they purport to represent our results of operations for future periods. The assumptions for these pro forma statements differ from those applicable to the pro forma information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The pro forma information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" was prepared solely to facilitate the comparison of our results of operations for 2000 and 2001.

                       FELCOR LODGING LIMITED PARTNERSHIP

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER UNIT AMOUNTS)

                                                              FELCOR LP
                                                               POST RMA
                                                                 (A)       ADJUSTMENTS    PRO FORMA
                                                              ----------   -----------    ----------
Revenues:
  Room and suite revenue....................................  $1,136,615                  $1,136,615
  Food and beverage revenue.................................     228,592                     228,592
  Other operating departments...............................      74,777                      74,777
  Retail space rental and other revenue.....................       2,990                       2,990
                                                              ----------                  ----------
Total revenues..............................................   1,442,974                   1,442,974
                                                              ----------                  ----------
Expenses:
  Hotel operating expenses:
    Room....................................................     276,668                     276,668
    Food and beverage expenses..............................     179,267                     179,267
    Other operating departments.............................      33,295                      33,295
  Management and incentive fees.............................      58,275                      58,275
  Other property operating costs............................     399,700                     399,700
  Property taxes, insurance, and other......................     142,567                     142,567
  Corporate expenses........................................      13,699                      13,699
  Depreciation..............................................     157,692                     157,692
  Lease termination costs...................................      36,604                      36,604
  Other merger termination costs............................      19,919                      19,919
                                                              ----------                  ----------
Total operating expenses....................................   1,317,686                   1,317,686
                                                              ----------                  ----------
Operating income............................................     125,288                     125,288
                                                              ----------                  ----------
Interest expense, net:
  Recurring financing.......................................     158,343    $  2,818(B)      161,161
  Merger related financing..................................       5,486                       5,486
Swap termination costs......................................       7,049                       7,049
Loss on hotels held for sale................................       7,000                       7,000
                                                              ----------    --------      ----------
Loss before equity in income from unconsolidated entities,
  minority interests, and gain on sale of assets............     (52,590)     (2,818)        (55,408)
Equity in income from unconsolidated entities...............       7,346                       7,346
Minority interests in other partnerships....................      (3,585)                     (3,585)
Gain on sale of assets, net.................................       3,417                       3,417
                                                              ----------    --------      ----------
Net loss before extraordinary items.........................     (45,412)     (2,818)        (48,230)
Preferred distributions.....................................     (24,600)                    (24,600)
                                                              ----------    --------      ----------
Net loss before extraordinary items applicable to common
  unitholders...............................................  $  (70,012)   $ (2,818)     $  (72,830)
                                                              ==========    ========      ==========
Basic and diluted per unit data:
  Net loss before extraordinary items applicable to common
    unitholders.............................................  $    (1.14)                 $    (1.18)
                                                              ==========                  ==========
  Weighted average units outstanding........................      61,635                      61,635
                                                              ==========                  ==========

         See notes to pro forma consolidated statements of operations.

            NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)

(A) Represents FelCor LP's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor LP's acquisition of 88 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2001. The computation is as follows (in thousands, except per unit amounts):

                                      FELCOR LP     SIX CONTINENTS    PRO FORMA      FELCOR POST
                                    HISTORICAL(1)     TENANT(2)      ADJUSTMENTS      RMA TOTAL
                                    -------------   --------------   -----------     -----------
Revenues:
  Room and suite revenue..........   $  866,101        $270,514                      $1,136,615
  Food and beverage revenue.......      157,812          70,780                         228,592
  Other operating departments.....       58,931          15,846                          74,777
  Percentage lease revenue........      115,137                       $(115,137)(3)
  Retail space rental and other
     revenue......................        2,990                                           2,990
                                     ----------        --------       ---------      ----------
Total revenues....................    1,200,971         357,140        (115,137)      1,442,974
                                     ----------        --------       ---------      ----------
Expenses:
  Hotel operating expenses:
     Room.........................      212,857          63,811                         276,668
     Food and beverage expenses...      122,999          56,268                         179,267
     Other operating
       departments................       26,789           6,506                          33,295
Management and incentive fees.....       38,534                          19,741(4)       58,275
Other property operating costs....      309,452         110,710         (20,462)(5)     399,700
Property taxes, insurance, and
  other...........................      141,621         115,924        (114,978)(3)     142,567
Corporate expenses................       12,678                           1,021(6)       13,699
Depreciation......................      157,692                                         157,692
Lease termination costs...........       36,604                                          36,604
Merger termination costs..........       19,919                                          19,919
                                     ----------        --------       ---------      ----------
Total operating expenses..........    1,079,145         353,219        (114,678)      1,317,686
                                     ----------        --------       ---------      ----------
Operating income..................      121,826           3,921            (459)        125,288
                                     ----------        --------       ---------      ----------
Interest expense, net:
  Recurring financing.............      158,343             356            (356)(7)     158,343
  Merger related financing........        5,486                                           5,486
Swap termination costs............        7,049                                           7,049
Loss on hotels held for sale......        7,000                                           7,000
                                     ----------        --------       ---------      ----------
Income (loss) before equity in
  income from unconsolidated
  entities, minority interests,
  and gain on sale of assets......      (56,052)          3,565            (103)        (52,590)
Equity in income from
  unconsolidated entities.........        7,346                                           7,346
Minority interests................       (3,585)                                         (3,585)
Gain on sale of assets, net.......        3,417                                           3,417
                                     ----------        --------       ---------      ----------
Net income (loss) before
  extraordinary items.............      (48,874)          3,565            (103)        (45,412)
Preferred distributions...........      (24,600)                                        (24,600)
                                     ----------        --------       ---------      ----------
Net income (loss) before
  extraordinary items applicable
  to common unitholders...........   $  (73,474)       $  3,565       $    (103)     $  (70,012)
                                     ==========        ========       =========      ==========
Basic and diluted per unit data:
  Net loss before extraordinary
     items applicable to common
     unitholders..................   $    (1.19)                                     $    (1.14)
                                     ==========                                      ==========
  Weighted average units
     outstanding..................       61,635                                          61,635
                                     ==========                                      ==========

---------------

     (1) Represents the historical results of operations of FelCor LP for the year ended December 31, 2001, excluding extraordinary items. Effective July 1, 2001, FelCor completed a transaction to acquire the leases for 88 hotels that were previously leased to subsidiaries of Six Continents Hotels. Accordingly, the revenues and expenses associated with these hotels are included in FelCor LP's historical consolidated statements of operations since July 1, 2001.

     (2) Represents the historical results of operations of FelCor LP's 88 hotels leased to subsidiaries of Six Continents Hotels for the six months ended June 30, 2001, excluding extraordinary items.

     (3) Represents the elimination of historical percentage lease revenue and expense between FelCor LP and Six Continents Hotels. The expense elimination also includes a $180,000 adjustment of an estimate of property tax expense.

     (4) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contracts with Six Continents Hotels, FelCor LP was able to spread the cost of the lease acquisition over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus, with respect to hotels branded by Six Continents Hotels, 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor LP's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor LP, as compared to the percentage leases, under which FelCor LP received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor LP has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

     (5) Represents the elimination of historical franchise fees, which have been replaced with management contracts; a write-off of inventories by Six Continents Hotels at the date FelCor LP acquired the leases; and adjustment for accounting fees to the contractual rate under the new management contract with Six Continents Hotels.

     (6) Represents estimated additional overhead associated with the acquisition of the leases from Six Continents Hotels.

     (7) Represents elimination of interest expense for the Six Continents Tenant that was not transferred with the termination of the leases.

(B) Represents the net increase in interest expense resulting from the issuance of the Old Notes and the application of net proceeds to repay indebtedness under our line of credit.

                       FELCOR LODGING TRUST INCORPORATED

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     The following unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2001 is based in part upon the Consolidated Statements of Operations of FelCor for the year ended December 31, 2001 incorporated in this prospectus by reference, and in part upon the consolidated statement of operations for the six months ended June 30, 2001 of Six Continents Tenant, which was provided by Six Continents Tenant.

     The Pro Forma Consolidated Statements of Operations for the year ended December 31, 2001 assumes that all the following occurred on January 1, 2001:

     - our acquisition of 88 leases held by Six Continents Hotels effective July 1, 2001;

     - the completion of the offering of the Old Notes and the application of the net proceeds to repay borrowings under our line of credit.

     In the opinion of FelCor's management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on the indicated dates, nor do they purport to represent our results of operations for future periods. The assumptions for these pro forma statements differ from those applicable to the pro forma information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The pro forma information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" was prepared solely to facilitate the comparison of our results of operations for 2000 and 2001.

                       FELCOR LODGING TRUST INCORPORATED

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                FELCOR
                                                               POST RMA
                                                                 (A)       ADJUSTMENTS     PRO FORMA
                                                              ----------   -----------     ----------
Revenues:
  Room and suite revenue....................................  $1,136,615                   $1,136,615
  Food and beverage revenue.................................     228,592                      228,592
  Other operating departments...............................      74,777                       74,777
  Retail space rental and other revenue.....................       2,990                        2,990
                                                              ----------                   ----------
Total revenues..............................................   1,442,974                    1,442,974
                                                              ----------                   ----------
Expenses:
  Hotel operating expenses:
    Room....................................................     276,668                      276,668
    Food and beverage expenses..............................     179,267                      179,267
    Other operating departments.............................      33,295                       33,295
  Management and incentive fees.............................      58,275                       58,275
  Other property operating costs............................     399,700                      399,700
  Property taxes, insurance, and other......................     142,567                      142,567
  Corporate expenses........................................      13,699                       13,699
  Depreciation..............................................     157,692                      157,692
  Lease termination costs...................................      36,604                       36,604
  Merger termination costs..................................      19,919                       19,919
                                                              ----------                   ----------
Total operating expenses....................................   1,317,686                    1,317,686
                                                              ----------                   ----------
Operating income............................................     125,288                      125,288
                                                              ----------                   ----------
Interest expense, net:
  Recurring financing.......................................     158,343    $  2,818(B)       161,161
  Merger related financing..................................       5,486                        5,486
Swap termination costs......................................       7,049                        7,049
Loss on hotels held for sale................................       7,000                        7,000
                                                              ----------    --------       ----------
Loss before equity in income from unconsolidated entities,
  minority interests, and gain on sale of assets............     (52,590)   $ (2,818)         (55,408)
Equity in income from unconsolidated entities...............       7,346                        7,346
Minority interests..........................................       6,779         410(C)         7,189
Gain on sale of assets, net.................................       3,417                        3,417
                                                              ----------    --------       ----------
Net loss before extraordinary items.........................     (35,048)     (2,408)         (37,456)
Preferred distributions.....................................     (24,600)                     (24,600)
                                                              ----------    --------       ----------
Net loss before extraordinary items applicable to common
  shareholders..............................................  $  (59,648)   $ (2,408)      $  (62,056)
                                                              ==========    ========       ==========
Basic and diluted per share data:
  Net loss before extraordinary items applicable to common
    shareholders............................................  $    (1.14)                  $    (1.18)
                                                              ==========                   ==========
  Weighted average shares outstanding.......................      52,622                       52,622
                                                              ==========                   ==========

         See notes to pro forma consolidated statements of operations.

            NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)

(A) Represents FelCor's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor's acquisition of 88 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2001. The computation is as follows (in thousands, except per share amounts):

                                                                                                        FELCOR
                                                         FELCOR       SIX CONTINENTS    PRO FORMA      POST RMA
                                                      HISTORICAL(1)     TENANT(2)      ADJUSTMENTS      TOTAL
                                                      -------------   --------------   -----------    ----------
Revenues:
  Room and suite revenue............................   $  866,101        $270,514                     $1,136,615
  Food and beverage revenue.........................      157,812          70,780                        228,592
  Other operating departments.......................       58,931          15,846                         74,777
  Percentage lease revenue..........................      115,137                       $(115,137)(3)
  Retail space rental and other revenue.............        2,990                                          2,990
                                                       ----------        --------       ---------     ----------
Total revenues......................................    1,200,971         357,140        (115,137)     1,442,974
                                                       ----------        --------       ---------     ----------
Expenses:
  Hotel operating expenses:
    Room............................................      212,857          63,811                        276,668
    Food and beverage expenses......................      122,999          56,268                        179,267
    Other operating departments.....................       26,789           6,506                         33,295
  Management and incentive fees.....................       38,534                          19,741(4)      58,275
  Other property operating costs....................      309,452         110,710         (20,462)(5)    399,700
  Property taxes, insurance, and other..............      141,621         115,924        (114,978)(3)    142,567
  Corporate expenses................................       12,678                           1,021(6)      13,699
  Depreciation......................................      157,692                                        157,692
  Lease termination costs...........................       36,604                                         36,604
  Merger termination costs..........................       19,919                                         19,919
                                                       ----------        --------       ---------     ----------
Total operating expenses............................    1,079,145         353,219        (114,678)     1,317,686
                                                       ----------        --------       ---------     ----------
Operating income....................................      121,826           3,921            (459)       125,288
                                                       ----------        --------       ---------     ----------
Interest expense, net:
  Recurring financing...............................      158,343             356            (356)(7)    158,343
  Merger related financing..........................        5,486                                          5,486
Swap termination costs..............................        7,049                                          7,049
Loss on hotels held for sale........................        7,000                                          7,000
                                                       ----------        --------       ---------     ----------
Income (loss) before equity in income from
  unconsolidated entities, minority interests, and
  gain on sale of assets............................      (56,052)          3,565            (103)       (52,590)
                                                       ----------        --------       ---------     ----------
Equity in income from unconsolidated entities.......        7,346                                          7,346
Minority interests..................................        7,283                            (504)(8)      6,779
Gain on sale of assets, net.........................        3,417                                          3,417
                                                       ----------        --------       ---------     ----------
Net income (loss) before extraordinary items........      (38,006)          3,565            (607)       (35,048)
Preferred distributions.............................      (24,600)                                       (24,600)
                                                       ----------        --------       ---------     ----------
Net income (loss) before extraordinary items
  applicable to common shareholders.................   $  (62,606)       $  3,565       $    (607)    $  (59,648)
                                                       ==========        ========       =========     ==========
Basic and diluted per share data:
  Net loss before extraordinary items applicable to
    common shareholders.............................   $    (1.19)                                    $    (1.14)
                                                       ==========                                     ==========
  Weighted average shares outstanding...............       52,622                                         52,622
                                                       ==========                                     ==========

---------------

     (1) Represents the historical results of operations of FelCor for the year ended December 31, 2001, excluding extraordinary items. Effective July 1, 2001, FelCor completed a transaction to acquire the leases for 88 hotels that were previously leased to subsidiaries of Six Continents Hotels, accordingly, the revenues and expenses associated with these hotels are included in FelCor's historical consolidated statements of operations since July 1, 2001.

     (2) Represents the historical results of operations of FelCor's 88 hotels leased to subsidiaries of Six Continents Hotels for the six months ended June 30, 2001, excluding extraordinary items.

     (3) Represents the elimination of historical percentage lease revenue and expense between FelCor and Six Continents Hotels. The expense elimination also includes a $180,000 adjustment of an estimate of property tax expense.

     (4) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contracts with Six Continents Hotels, FelCor was able to spread the cost of the lease acquisition cost over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus, with respect to hotels branded by Six Continents Hotels, 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor, as compared to the percentage leases, under which FelCor received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

     (5) Represents the elimination of historical franchise fees, which have been replaced with management contracts; a write-off of inventories by Six Continents Hotels at the date FelCor acquired the leases; and adjustment for accounting fees to the contractual rate under the new management contract with Six Continents Hotels.

     (6) Represents estimated additional overhead associated with the acquisition of leases from Six Continents Hotels.

     (7) Represents elimination of interest expense for the Six Continents Tenant that was not transferred with the termination of the leases.

     (8) Represents the adjustment to record FelCor's minority interest holders' share of the revenues and expenses of the Six Continents Tenant lessee and the proforma adjustments.

(B) Represents the net increase in interest expense resulting from the issuance of the Old Notes and the application of the net proceeds to repay indebtedness under our line of credit.

(C) Represents the adjustment to record FelCor's minority interest holders' share of the change in interest expense.

ALL TENDERED OLD NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE DELIVERED TO THE EXCHANGE AGENT. QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:

                        BY REGISTERED OR CERTIFIED MAIL,
                                HAND DELIVERY OR
                               OVERNIGHT COURIER:

                                 SunTrust Bank
                          Attention: George T. Hogan,
                           Corporate Trust Department
                           25 Park Place, 24th Floor
                          Atlanta, Georgia 30303-2900

                                       or

                                 SunTrust Bank
                               c/o Computershare
                           Attention: Mary Ann Luisi,
                           Corporate Trust Department
                               Wall Street Plaza
                           88 Pine Street, 19th Floor
                            New York, New York 10005

                                       or

                                 BY FACSIMILE:

                              (404) 588-7335 (GA)

                                       or

                              (212) 701-7648 (NY)

                           ORIGINALS OF ALL DOCUMENTS
                     SUBMITTED BY FACSIMILE SHOULD BE SENT
                      PROMPTLY BY HAND, OVERNIGHT COURIER,
                        OR REGISTERED OR CERTIFIED MAIL.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT THE TRANSACTIONS WE DISCUSSED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE DOCUMENTS WE INCORPORATE BY REFERENCE. IF YOU ARE GIVEN ANY INFORMATION OR REPRESENTATIONS ABOUT THESE MATTERS THAT IS NOT DISCUSSED OR INCORPORATED IN THIS PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW. THE DELIVERY OF THIS PROSPECTUS OR THE SECURITIES OFFERED BY THIS PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS WE INCORPORATE BY REFERENCE IS CORRECT AFTER THIS DATE.
---------------------------------------------------------

OFFER TO EXCHANGE
ALL OUTSTANDING
9 1/2% SENIOR NOTES
DUE 2008
FOR
REGISTERED 9 1/2% SENIOR NOTES
DUE 2008
FELCOR LODGING
LIMITED PARTNERSHIP
PROSPECTUS
APRIL 24, 2002